


# strategy in action

JBT Corporation 2011 Annual Report

## Financial Highlights



Revenue[1]
(dollars in millions)
$842
$880
$956
43%
43%
42%
Total Revenue
Recurring Revenue
2009
2010
2011




Operating Income
(dollars in millions)
$57.7
$67.1
$53.2
6.9%
7.6%
5.6%
Operating Income
Operating Income %
2009
2010
2011




Return on
Invested Capital
21.1%
20.0%
15.6%
2009
2010
2011


| (in millions, except per share and return on invested capital data) | 2011 | 2010 | % changes |
|---|---|---|---|
| **Operating Results** | | | |
| Revenue | $ 955.8 | $ 880.4 | 8.6% |
| Operating income | $ 53.2 | $ 67.1 | -20.7% |
| Income from continuing operations | $ 30.8 | $ 37.9 | -18.7% |
| Net income | $ 30.5 | $ 37.3 | -18.2% |
| Operating income as percent of revenue | 5.6% | 7.6% | -26.3% |
| **Per share of common stock** | | | |
| Income from continuing operations per share, diluted | $ 1.05 | $ 1.30 | -19.2% |
| **Other information** | | | |
| Inbound orders | $ 915.0 | $ 956.0 | -4.3% |
| Backlog | $ 246.0 | $ 286.8 | -14.2% |
| Net debt | $ 131.1 | $ 133.4 | -1.7% |
| Cash flows from continuing operating activities | $ 37.0 | $ 17.6 | 110.2% |
| Return on invested capital [2] | 15.6% | 20.0% | -22.0% |

1 Recurring revenue includes aftermarket parts and services, equipment leases and airport services.

2 Return on invested capital is calculated as net income from continuing operations plus net after tax interest expense as a percentage of average owner's equity plus long term debt.

## The year 2011 presented tough external challenges that impacted our performance, but not our strategy to build value.

We moved to meet the challenges.
We stayed focused on our customers.
We continued to execute our plan to sustain growth and create value over the long haul.
This is our strategy in action.

# Dear fellow shareowners:

# We navigated much of 2011 with the wind in our faces, specifically in our FoodTech business. While AeroTech performed very well, we're disappointed in our overall results for the year. But we're as certain as ever about our direction.

**2011: the year at a glance:**

- Challenges in FoodTech negatively impacted margins
- AeroTech continued to deliver strong performance
- Booked pre-tax restructuring charges in Q4 to address challenges
- Announced $30 million share repurchase program

**STRONG HEADWINDS CHALLENGED OUR RESULTS**

Revenue for the full year 2011 was $955.8 million, up 9 percent compared with 2010. Cash flow was up significantly year over year, at $37.0 million. We recorded $11.6 million in pre-tax restructuring charges during 2011 versus $3.7 million recorded in 2010. Full year diluted earnings per share from continuing operations was $1.05, net of $0.26 per diluted share in restructuring charges. In 2010, diluted earnings per share from continuing operations was $1.30, net of $0.09 per diluted share in restructuring charges.

Headwinds in our FoodTech business included currency exchange effects resulting from a strong Swedish krona, which impacted our freezer business. We had mix effects as well, with less-profitable businesses contributing disproportionately to top-line growth and traditionally higher-margin businesses having an off year. In addition, economic weakness in parts of Europe, a major flood in Bangkok, an earthquake and tsunami in Japan, political unrest in North Africa and the Middle East, and softness in the North American poultry market also played a part in the difficulties FoodTech faced in 2011.

We're disappointed, no doubt. We are taking the actions needed to increase FoodTech's flexibility to react to market forces and return this business to the margin levels we all expect. Then, we'll continue to improve from there.

On the AeroTech side, the division had a solid year in virtually all of its product lines, in particular ground support and gate equipment. In addition, our automatic guided vehicles business delivered record results, driven by new products and applications.

We remain confident in our strategy to deliver long-term growth and shareholder value to you. We stayed focused on executing our 4Gs of value creation—grow our technology advantage, grow beyond the sale, grow in emerging markets and grow margins—and made good progress.

Our FoodTech and AeroTech segments both bolstered their technology advantage in key areas, and both continued to build their presence and capabilities in Asia. Both grew their aftermarket businesses, which is a key element of our long-term success because it optimizes the value our equipment delivers and deepens customer relationships.



**Charles H. Cannon, Jr.**

Chairman of the Board,
Chief Executive Officer and President
JBT Corporation

## DECISIVE ACTION TO GET FOODTECH MARGINS BACK ON TRACK

While the headwinds in FoodTech negatively impacted our short-term results, they also represented an opportunity to further advance our 4G strategy. One of the first decisions we made was to shift production of certain freezer product lines from Sweden to the United States and China. These moves will help mitigate the effects of a strong krona and support our broader strategic objectives at the same time.

Moving some high-capacity freezer production to the United States locates it closer to many of our major customers, reducing both response time and costs. Establishing lower-capacity freezer production in China expands our presence in a key emerging market. These initiatives add balance to our global operations, with Sweden remaining our most important center of global freezer engineering expertise and European production.

The shift is part of a major restructuring plan we announced in January 2012, that supports our 4G strategy to grow margins by lowering costs in multiple FoodTech operations across the developed world. The plan's fourth-quarter 2011 pre-tax charge of $10.3 million is an investment that we expect will reduce annual costs by about $9 million (pre-tax) by 2013 and provide added flexibility to our manufacturing base.

We are partnering with outside experts to improve margins in other ways. In our AeroTech business, we engaged consultants to help us identify opportunities for improvement in labor productivity, inventory management, material costs, freight expense and other areas. In one facility alone, a pilot project uncovered millions in annual savings—we intend to expand these process improvement efforts to other AeroTech and FoodTech locations with the goal to achieve similar results. We also worked with consultants to assist us in reviewing our aftermarket pricing models during the year.

Growth in emerging markets continues to be a high priority. Our objective is to enhance our regional balance and position ourselves to grow—and help our customers grow—where the world is growing fastest.

More than 25% of 2011 revenue generated from emerging markets


2011

Percent of 2011 Revenue

- Latin America 8%
- EMEA 28%
- Asia Pacific 12%
- Canada 3%
- United States 49%

**CONFIDENCE IN THE 4G STRATEGY, CONFIDENCE IN OUR FUTURE**

We have the right strategy in place to leverage our market strength into sustained, profitable growth. The four Gs are the right levers to be pulling to get that done.

And I continue to like our ship. We have a strong and balanced business, with leadership positions in markets that have excellent long-term growth profiles. We have a solid balance sheet with relatively low debt. We have an experienced and capable management team and Board of Directors.

Looking ahead, we see continued uncertainty, particularly in developed markets. Although we don't expect major top-line growth in 2012, we're confident we'll grow earnings as the actions taken in 2011 begin to bear fruit. We are also confident in our ability to generate cash, which is why on October 27, 2011, the Board authorized the repurchase of up to $30 million in JBT common shares through December 31, 2014.

We will continue to focus on our 4G strategy in 2012, with particular emphasis on implementing the restructuring initiatives and getting margin improvement back on track. We'll continue to leverage our technology advantage, expand our businesses in key developing regions, and work to deepen our customer relationships by delivering value after the sale.

As I do each year, I want to thank our employees, our management team and our Board for their dedication and hard work as we navigated the rough seas of 2011. I appreciate the confidence our shareholders have expressed in the long-term promise of our business and our strategy. And most important, I am thankful for the loyalty of our many customers worldwide.

I'm looking forward to reporting on our progress—our strategy in action—over the coming year.

Sincerely,

Charlie Cannon

**Charles H. Cannon, Jr.**
Chairman of the Board,
Chief Executive Officer and President
JBT Corporation

## Customer value and shareholder value are inseparable. That is why each of the four Gs in our value creation strategy links to customer benefit.

Growing JBT's technology advantage creates competitive advantage for customers. We grow beyond the sale by delivering customer value beyond the sale. Growing where the world is growing fastest puts JBT where our customers need us. And the most meaningful way to grow our margins is to contribute to our customers' profitability.

We're translating our strategy into action, striving to do so in ways that enhance the value of what we deliver to customers. We made steady progress in 2011.

JBT VALUE CREATION STRATEGY:

1. GROW OUR
Technology Advantage

2. GROW RELATIONSHIPS
Beyond the Sale

3. GROW IN
Emerging Markets

4. GROW JBT AND CUSTOMER
Value and Margins

JBT FOODTECH

# Meeting the challenge

As FoodTech moved to align with a challenging, changing global marketplace in 2011, it continued to implement the 4G value creation strategy across the business.


growth in Asia


freezing optimized

### Emerging markets:
**building local capabilities in China**

In 2011, we built our first series of freezers in China, the lower-capacity GYRoCOMPACT 600 line, well suited to the Chinese market. We are in the process of establishing FoodTech research and technology centers in the region to meet customer needs and support localized new product development.

### Margins and technology:
**establishing freezer capacity in North America**

We shifted certain high-capacity freezer production from Sweden to North America during the year, establishing product assembly closer to major U.S. customers and significantly reducing shipping costs. Coinciding with this move, we invented automated seam-welding technology to improve quality, increase speed and reduce costs of stainless steel freezer enclosure fabrication.

# moving forward to improve and grow


AFTERMARKET INITIATIVES:
> PRoCARE™ and services programs
> Expanded spare parts offering into new areas
> "Medals" refurbishment program
> Best practices webinars
aftermarket
ASME PART


pulp solutions

**Beyond the sale:**
driving aftermarket growth

Aftermarket initiatives in 2011 included the launch of the PRoCARE™ preventive maintenance program in Europe, continued expansion of our spare parts offering and courtesy visit program in North America, and our "Medals" refurbishment program, among others. We also conducted twice-a-year webinars and established a cross-company group of aftermarket managers to share best practices and develop new market plans.

**Technology and emerging markets:**
citrus processing innovation in the Middle East and Asia

FoodTech leveraged its pulp processing expertise and technology leadership to meet growing demand in the Middle East and Asia for juice-based drinks containing small pieces of fruit. JBT FoodTech developed a full line of equipment, from mixing and pasteurizing to container filling and closing, to meet the unique challenges of processing this increasingly popular product.

**JBT AEROTECH**

# Growth and momentum

AeroTech continued its strong recovery in 2011, achieving robust growth across virtually every market segment as it converted the 4G strategy into action.


Sanya
18:35 深圳 Shenzhen
19:00 重庆 Chongqin
19:00 宁波 Ninbo
19:25 成都 Chengdu
19:35 武汉 Wuhan
Air transport growth in China


AGV
strong 2011 revenue, record profit
JBT Corporation

**Emerging markets:**
success in China

With the Shenzhen facility completing its first full year of operation, our gate equipment business is positioned to compete in new regions for AeroTech. Our ground support equipment business launched a specially adapted Snow Panther™ deicer product in China in 2011 and is on track to open a new plant there in mid-2012.

**Technology:**
AGV posts a record year

AeroTech's Automatic Guided Vehicle (AGV) business had a record 2011 as improved conditions in key customer sectors spurred investment in process improvement. AeroTech introduced new AGV products during the year to support the safe, efficient, cost-effective movement of materials in manufacturing, inventory control, warehouse storage and retrieval, and trailer loading and unloading. And in early 2012, we announced a partnership with global logistics leader Swisslog to develop and manufacture advanced AGVs for hospitals worldwide.

# +26% AeroTech operating profit growth in 2011


IMPROVEMENT OPPORTUNITIES:
> Labor productivity
> Material costs
> Inventory management
> Incoming freight expenses
efficiency
Yearly
RESULTS MEASURE
Now
EXECUTION CONTROL
Production Sheet


A18
product support

**Margins:**
moving to streamline processes, increase efficiency and drive earnings growth

AeroTech began to pursue margin improvement one location at a time in 2011. An operational consultant worked with our Orlando facility in late 2011 to identify significant annual savings, focusing on labor productivity, material costs, inventory management and incoming freight expense. Plans are underway to launch similar process improvement efforts in other AeroTech and FoodTech businesses.

**Aftermarket:**
building relationships after the sale

AeroTech grew its aftermarket business in 2011 through initiatives that included continued expansion of the "Medals" tiered refurbishment program globally for loaders, passenger boarding bridges, deicers and other equipment. The division also launched a global e-commerce parts ordering system, registering 325 customers and accounting for 13 percent of ground support equipment parts sales in 2011, and established a spare-parts warehouse in Beijing.

CORPORATE SOCIAL RESPONSIBILITY AT JBT

# Moving CSR forward

We are completing the groundwork phase of a comprehensive, companywide Corporate Social Responsibility (CSR) strategy. Our aim: creating a stronger connection between our customers' and our company's mutual success and social progress.

### LINKING CSR AND BUSINESS SUCCESS

We believe that business success and social progress are not mutually exclusive. We can improve profitability by reducing energy and resource consumption, which contributes to operational efficiency, across the company. Sustainable products and services can help build upon JBT's technology advantage in the marketplace while contributing to customer CSR and profit goals. Our efforts to play an active part in meeting the world's challenges can enhance our corporate reputation and help us attract and retain a strong, motivated workforce.

### LAYING THE FOUNDATION: PROGRESS IN 2011

JBT advanced its efforts to create a CSR framework in 2011. We formed a CSR committee charged with gathering data for benchmarking and goal setting, communicating to employees regarding CSR initiatives and guiding ethics and HSE initiatives. We completed a second year of measuring our manufacturing environmental footprint in 2011—metrics include industrial and residual waste, CO2 emissions, energy use, and others—while assessing opportunities and resources for improvement. In our community focus area, we began the process of developing a comprehensive understanding of business-unit-led local initiatives and tracking the value of JBT matching grants.

### PLANS FOR 2012

As we enter 2012, we will continue to thoughtfully advance our CSR initiatives in ways that will maximize engagement across our global organization and the impact of our efforts. Current plans for 2012 include rationalizing our vehicle fleet to improve efficiency, convening our first JBT Global Energy Forum, expanding CSR communications, developing a webinar program for employees and, as we continue to enhance data collection, creating an intranet site designed to encourage and facilitate CSR-related information sharing. We have formed energy teams at JBT facilities worldwide, and we're developing a corporate-level program to catalog local energy efficiency improvement efforts and share successes.

**CSR GROUNDWORK PROGRESS:**

- > CSR Committee formed
- > Footprint measurement, year two—waste, $CO_2$, energy use, other metrics
- > Energy teams created
- > Community activity review initiated
- > Prioritizing opportunities/resources

**2012 PRIORITIES:**

- > Improve vehicle fleet efficiency
- > Convene the first JBT Global Energy Forum
- > Continue data collection to support CSR goal setting
- > Raise employee awareness of CSR initiatives
- > Facilitate CSR information/best practice sharing

# plan, measure, share



# Board of Directors

Pictured (left to right):

**JAMES R. THOMPSON**

Has served in various positions with Winston & Strawn LLP since 1991 including Senior Chairman and Chairman; previously held various positions with the U.S. Government and was the Governor of Illinois from 1977 to 1991; currently a Board Member of Navigant Consulting Group, Inc. and Maximus, Inc.

**JAMES M. RINGLER**

Has served as Chairman of Teradata Corporation since 2007; previously held senior management positions with Illinois Tool Works, Inc., Premark International, Inc., White Consolidated Industries and The Tappan Company; currently a Board Member of FMC Technologies, Inc., The Dow Chemical Company, Corn Products International, Inc. and Autoliv, Inc.

**C. MAURY DEVINE**

Served in various positions within Exxon Mobil Corporation from 1994 to 2000 including President and Managing Director of Exxon Mobil Norway and Secretary of Mobil Corporation; previously held positions within the U.S. Government; currently a Board Member of FMC Technologies, Inc. and Technip.

**CHARLES H. CANNON, JR., CHAIRMAN**

Has served as Chairman of the Board, Chief Executive Officer and President of JBT Corporation since April 2008. Served in various positions within FMC Corporation and FMC Technologies, Inc. since 1982 including Senior Vice President of FMC Technologies, Inc. and General Manager of FMC FoodTech and Airport Systems; currently a Board Member of Standex International Corporation.

**ALAN D. FELDMAN**

Has served as the President and Chief Executive Officer of Midas, Inc. since 2003 and as its Chairman since 2006; previously held senior management positions within McDonald's and PepsiCo; currently a Board Member of Foot Locker, Inc.

**POLLY B. KAWALEK**

Served as President of PepsiCo's Quaker Foods Division from 2002 to 2004; previously held various positions for 25 years within Quaker Oats.

**JAMES E. GOODWIN**

Has served as Chairman of Federal Signal Corporation since 2009; previously served as Chairman and Chief Executive Officer of UAL Corporation and United Airlines from 1999 to 2001; currently a Board Member of AAR Corporation.

**EDWARD L. DOHENY**

New director elected January 1, 2012
(not pictured in photo)

Has served as an Executive Vice President of Joy Global, Inc. and President and Chief Operating Officer of Joy Mining Machinery since 2006. Prior to joining Joy Global, Mr. Doheny spent 21 years with Ingersoll-Rand Corporation, where he held a variety of senior executive positions domestically and internationally.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 1-34036**

# John Bean Technologies Corporation

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **91-1650317** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification Number)** |

**70 West Madison Street**
**Chicago, IL 60602**
**(Address of principal executive offices)**

**(312) 861-5900**
**(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

| Title of Each Class | Name of Exchange on Which Registered |
|---|---|
| **Common Stock, $0.01 par value** | **New York Stock Exchange** |
| **Preferred Share Purchase Rights** | **New York Stock Exchange** |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on the last business day of the registrant's most recently completed second fiscal quarter was: $527,512,484.

At February 29, 2012, there were 28,925,567 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

## TABLE OF CONTENTS

## SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and other materials filed or to be filed by John Bean Technologies Corporation, as well as information in oral statements or other written statements made or to be made by us, contain statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates," "foresees" or the negative version of those words or other comparable words and phrases. Any forward-looking statements contained in this Annual Report on Form 10-K are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. These forward looking statements include, among others, statements relating to:

- Fluctuations in our financial results;
- Unanticipated delays or acceleration in our sales cycles;
- Deterioration of economic conditions;
- Sensitivity of segments to variable or volatile factors;
- Changes in demand for our products and services;
- Changes in commodity prices, including those impacting materials used in our business;
- Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business;
- Increases in energy prices;
- Changes in food consumption patterns;
- Impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products;
- Weather conditions and natural disasters;
- Acts of terrorism or war;
- Termination or loss of major customer contracts;
- Customer sourcing initiatives;
- Competition and innovation in our industries;
- Our ability to develop and introduce new or enhanced products and services;
- Difficulty in developing, preserving and protecting our intellectual property;
- Our ability to protect our information systems;
- Adequacy of our internal controls;
- Our ability to successfully integrate, operate and manage acquired businesses and assets;
- Loss of key management and other personnel;
- Potential liability arising out of the installation or use of our systems;
- Our ability to comply with the laws and regulations governing our U.S. government contracts;
- Our ability to comply with U.S. and international laws governing our operations and industries;
- The outcome of pending or future litigation;
- Increases in tax liabilities;
- Difficulty in implementing our business strategies; and
- Availability and access to financial and other resources;

We believe that the factors that could cause our actual results to differ materially include but are not limited to the factors we describe herein, including under "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." If one or more of those or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

## PART I

*Unless the context indicates otherwise, all references in this report to JBT Corporation, the Company, us, we, or our include John Bean Technologies Corporation and its subsidiaries (JBT Corporation). Effective July 31, 2008, JBT Corporation was spun-off from FMC Technologies, Inc. (FMC Technologies) and became a separate, publicly-traded company. This transaction is referred to in this Annual Report on Form 10-K as the "distribution" or the "spin-off." Prior to the spin-off, JBT Corporation and its subsidiaries were wholly-owned subsidiaries of FMC Technologies and our operations were a part of FMC Technologies' operations.*

## ITEM 1. BUSINESS

We are a global technology solutions provider for the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments.

JBT FoodTech markets its solutions and services to multi-national and regional industrial food processing companies. The product offerings of our JBT FoodTech businesses include:

- freezer solutions for the freezing and chilling of meat, seafood, poultry, ready-to-eat meals, fruits, vegetables, dairy and bakery products;
- protein processing solutions that portion, coat and cook poultry, meat, seafood, vegetable and bakery products;
- in-container processing solutions for fruits, vegetables, soups, sauces, dairy and pet food products as well as ready-to-eat meals in a wide variety of modern packages; and
- fruit and juice processing solutions that extract, concentrate and aseptically process citrus, tomato and other fruits and juices.

JBT AeroTech markets its solutions and services to domestic and international airport authorities, passenger airlines, airfreight and ground handling companies, military forces and other industries. The product offerings of our JBT AeroTech businesses include:

- ground support equipment for cargo loading, aircraft deicing and aircraft towing;
- gate equipment for passenger boarding, on the ground aircraft power and cooling;
- airport services for maintenance of airport equipment, systems and facilities;
- military equipment for cargo loading, aircraft towing and on the ground aircraft cooling; and
- automatic guided vehicles for material handling in the automotive, printing, food & beverage, manufacturing, warehouse, and hospital industries.

For financial information about our business segments see Note 14 of our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

In 2011, we began executing our 4G strategy. The growth areas where we are focused on building value are detailed below.

- **Grow our technology advantage.** At JBT, technology is at the core of who we are. We are actively looking for opportunities to leverage and apply our technology leadership in ways that deepen our connection with customers. Product development is a top investment priority and enables us to maintain and increase our competitive advantage going forward.
- **Grow beyond the sale.** JBT's large installed base is a huge asset. It is an opportunity to deliver ongoing value, to increase the depth and breadth of our customer relationships, and to create a recurring revenue stream for our company. Truly realizing this opportunity requires the right mindset. Our people are always thinking in terms of providing long term solutions and services that enable continued success for our customers.
- **Grow where the world is growing fastest.** JBT has built a strong presence around the world. Our global footprint enables us to deliver local service wherever our customers need us. Our footprint is also important because it positions us well to grow where the world is growing, including Asia and other emerging regions.
- **Grow our margins by delivering value.** We will not grow for growth's sake—our aim is to grow profitably. Strong margins are our report card on delivering value to our customers and on operating efficiently. We are continuously

optimizing sourcing and improving processes to manage costs, but the key for us is to always deliver value. Because if we do not produce a visible and measureable difference in our customers' businesses, then we will be judged solely based upon price.

As a complement to our 4G strategy, we have also begun to formalize our approach to Corporate Social Responsibility (CSR). JBT has a long tradition of doing what's right and a culture built upon caring about our employees' health, safety and wellbeing, partnering with our customers to improve their operations, and giving back to the communities where we live and work. To build upon that strong foundation, we are identifying best practices, establishing measurements, and setting baselines and goals. Our equipment and technology are already efficient users of resources and strong contributors to the sustainability of both our food processing and air transportation customers. A key CSR objective is to further align our business with our customers, many of whom have aggressive CSR programs in place.

Our principal executive offices are located at 70 West Madison, Suite 4400, Chicago, Illinois 60602.

## BUSINESS SEGMENTS

### JBT FoodTech

JBT FoodTech is a leading supplier of customized industrial food processing solutions and services used in the food processing industry. We design, manufacture and service technologically sophisticated food processing systems for the preparation of ready-to-eat meals, shelf stable packaged foods, meat, seafood and poultry products, bakery products, juice and dairy products, and fruit and vegetable products.

We believe our success is derived from our continued technological innovation. We broadly categorize our technology solutions offerings into freezing and chilling, protein processing, in-container processing and fruit and juice processing. We apply these differentiated and proprietary technologies to meet our customers' food processing needs. We continually strive to improve our existing solutions and develop new solutions by working closely with our customers.

Our historically strong position in the markets we serve has provided us with a large installed base of systems and equipment. Throughout our history, we have delivered over 40,000 pieces of food processing equipment which includes more than 8,000 industrial freezers, 2,400 industrial citrus juice extractors, 3,000 industrial sterilization systems and 8,000 coating systems. We estimate that the installed base of our equipment collectively processes approximately 75% of the global production of citrus juices, freezes approximately 50% of commercially frozen foods on a global basis and sterilizes approximately 50% of the world's canned foods. This installed base provides a stream of recurring revenue from aftermarket products, parts, services and lease arrangements. Recurring revenue accounted for 49% of our JBT FoodTech total revenue in 2011. Our installed base also provides us with strong, long-term customer relationships from which we derive information for new product development to meet the evolving needs of our food processing customers.

We have operations positioned around the world to serve our existing JBT FoodTech equipment base located in more than 100 countries. Our principal production facilities are located in the United States (California, Ohio and Florida), Belgium, Brazil, China, Italy, South Africa, Sweden and the United Kingdom. In addition to sales and services offices based in more than 25 countries, we also support our customers in their development of new food products and processes as well as the refinement and experimentation of their current applications through eight technical centers located in the United States (California, Ohio and Florida), Brazil, Sweden, Belgium, Italy and China. Our global presence allows us to provide direct customized support to customers virtually anywhere they process foods.

***Solutions, Products and Services***

We offer a broad portfolio of systems, equipment and services to our customers which are often sold as part of a fully integrated processing line solution. Our systems are typically customized to meet the specific customer application needs. Thus, actual production capacity ranges vary and are dependent on the food and product packaging type being processed.

**Freezing and Chilling.** We developed the first commercial food processing freezers in the 1960s, and we remain the world's leading supplier of freezing and chilling solutions to the food processing industry. We design, assemble, test and install industry-leading technologies under the Frigoscandia® brand, which include the GYRoCOMPACT® self-stacking spiral, the FLoFREEZE® individual quick freezing (IQF) system and the ADVANTEC™ linear/impingement freezing system, as well as flat product and contact freezers, chillers and proofers. Our freezers are designed to meet the most stringent demands for quality, economy, hygiene and user-friendliness. We offer a full range of capacities and accessories to optimize our customers' variable production needs. Our industrial freezers can be found in plants that are processing food products ranging from meat, seafood and poultry to bakery products and ready-to-eat meals, fruits, vegetables and dairy products. The following is an overview of our freezing and chilling technology offerings, which accounted for 13% of our total revenue in 2011.

| Product Offering | Product Description | Food Applications | Capacity |
|---|---|---|---|
| GYRoCOMPACT® Self-Stacking Spiral Freezer, Chiller, Proofer | Compact, self-contained design for quick, uniform freezing | Poultry, Meat, Seafood, Bakery, Dairy, Vegetables, Ready Meals | Over 9 tons/hour |
| FloFREEZE® Individual Quick Freeze (IQF) | Individually freezes sensitive, sticky and uneven shaped products | Fruits, Vegetables, Seafood, Pasta, Rice | Over 16 tons/hour |
| ADVANTEC® Impingement Linear Freezers and Chillers | Quick freezing of thin, flat food | Meat, Seafood | Up to 5 tons/hour (over 20,000 ¼ lb burgers per hour) |

**Protein Processing.** We are a leading supplier of equipment and services that enable us to provide integrated protein processing lines for a variety of convenience food products. Our broad array of protein processing systems includes the DSI™ waterjet portioners and slicers; the Stein™ coating and seasoning applicators; THERMoFIN® fryers, GYRoCOMPACT® spiral ovens, JSO Jet Stream® ovens and Double D™ Revoband™ linear ovens and cooking systems. Our fully integrated processing lines often span from the initial point of entry of raw products onto the processing line up to final packaging. Although our solutions are primarily used in the processing of poultry (including nuggets, strips and wings), we also provide systems that portion, coat or cook other food products ranging from breads and pizzas to meat patties, seafood and ready-to-eat meals. All of these applications we collectively refer to as "protein processing." We believe that our installed base of cooking systems processes more meat, seafood and poultry products in North America than that of any other food processing equipment supplier. The following is an overview of our protein processing technology offerings.

| Product Offering | Product Description | Food Applications | Capacity |
|---|---|---|---|
| DSI™ Portioning Systems | Horizontal slicing for consistent product thickness and computer-positioned vertical high-pressure water-jets cut complex shapes | Poultry, Meat, Seafood, Pizza | Over 1 ton/hour |
| Stein™ Coating Applicators | Application of batter, tempura or breading prior to cooking | Poultry, Meat, Seafood, Vegetables | Over 7 tons/hour (over 150,000 ½ oz. chicken nuggets per hour) |
| THERMoFIN™ Frying Systems | Patented technology that heats oil quickly and precisely for even and cost effective frying | Poultry, Meat, Seafood | Over 7 tons/hour (over 150,000 ½ oz. nuggets/ hour) |
| GYRoCOMPACT® Spiral Ovens | Multi-zone spiral oven with programmable air control for consistent and uniform cooking | Poultry, Meat, Seafood | Over 9 tons/hour (over 40,000 4 oz. chicken breasts per hour) |
| JSO JetStream® Linear Ovens | High intensity convection oven for fast cooking with optimal flavor sealing and browning | Meat, Poultry | Over 4.5 tons/hour (over 20,000 ¼ lb. burgers per hour) |
| Double D™ Revoband Linear Oven | Custom built, high impingement oven for roasting, steaming and baking | Bakery, Meat, Seafood, Poultry, Vegetables | Over 1.6 tons/hour (over 30,000 croissants per hour) |

**In-Container Processing.** We are a leading global supplier of fully integrated industrial sterilization systems that enable production of shelf stable foods in a wide variety of flexible and rigid packages. These integrated solutions include continuous rotary and hydrostatic sterilizers, static and SuperAgi™ batch retorts, XL-series fillers, SeamTec™ and X-series closers, material handling systems and LOG-TEC® thermal process controls for the processing of shelf-stable food and liquid products. We offer the largest selection of sterilization products in the industry, including continuous rotary and hydrostatic sterilizers primarily used for processing metal cans. We also provide automated batch retorts which can process an array of flexible and rigid packages such as plastic pouches, cartons, glass and cans. Our solutions offerings also include specialized material handling systems to automate the handling and tracking of processed and unprocessed containers. Additionally, we offer leading modeling software as well as thermal processing controls that help our customers optimize and track their cooking processes and introduce on-line corrections in the case of process deviations. The following is an overview of our in-container processing solutions technology offerings.

| Product Offering | Product Description | Food Applications | Capacity |
| --- | --- | --- | --- |
| Fillers | Filling of wide-neck, rigid and pre-formed containers with food and beverage products | Ready Meals, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry, Milk, Ready to Drink Coffee and Tea, Pet Food | Over 1,200 containers per minute |
| Closers | Closing and seaming of can after being filled | Ready Meals, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry, Milk, Ready to Drink Coffee and Tea, Pet Food | Up to 2,000 containers per minute |
| Continuous Rotary and Hydrostatic Sterilizers | Commercial sterilization of food in cans | Ready Meals, Canned Milk, Soups, Sauces, Fruits, Vegetables, Seafood, Meat, Poultry, Pet Food | Over 1,800 containers per minute (550 cans of soup/minute or 2,000 cans of cat food per minute) |
| Automated Batch Retorts | Commercial sterilization of foods in flexible or rigid pre-formed packaging | Ready Meals, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry | Over 1,500 containers per minute (600 microwave pasta bowls per minute) |
| LOG-TEC™ Control Systems and Modeling Software | Automated control and documentation of sterilization process; modeling software to optimize cooking processes | Ready Meals, Canned Milk, Soups, Sauces, Baby Food, Fruits, Vegetables, Seafood, Meat, Poultry, Pet Food | Matches the sterilization system capacity |

**Fruit and Juice Processing.** We are the leading supplier of industrial citrus processing equipment. Our citrus processing solutions typically include citrus extractors, finishers, pulp systems, evaporators and citrus ingredient recovery systems as well as aseptic systems (including sterilizers, fillers, flow lines and controls) integrated with bulk aseptic storage systems for not-from-concentrate orange juice. Our READYGo™ family of skid-mounted products include solutions for aseptic sterilization and bulk filling, as well as ingredients and by-products recovery and clean-up systems. In addition to our high capacity industrial extractors, we also offer point of use Fresh'n Squeeze ® produce juicers. These patented juicers are used around the world in hotels, restaurants, coffee shops, convenience stores and juice bars.

We are among the leading suppliers of fruit and juice processing equipment and aseptic sterilization and bulk filling systems. Our fruit and juice processing lines are comprised of extraction, finishing, heating and mixing equipment, enzyme inactivators, evaporators, flash coolers, sterilizers and aseptic fillers that are mainly sold as an integrated processing line. We can also provide equipment for a specific need within a line. Our tomato processing lines are installed with leading processors throughout the world's key tomato growing regions and produce a range of finished tomato products including tomato paste, concentrates, peeled tomato products, diced tomatoes, salsa, pizza sauce, ketchup and pureed and crushed tomatoes. Our aseptic processing lines are used in the bulk processing of a wide range of temperate and tropical fruits into juices, particulates, purees and concentrates. These fruit products are used as ingredients for dairy products (yogurts, smoothies, flavored milk, and ice cream), bakery products and fruit-based beverages.

We provide technology solutions and products to extend the life, improve the appearance and preserve the taste of fresh fruits and vegetables. Once protected, fresh fruits or vegetables are individually labeled by our fast and efficient produce labeling systems. We also provide an integrated food safety solutions package including advisory services and data collection, management and monitoring technologies. The following is an overview of our fruit and juice processing technology offerings, which accounted for 14% of our total revenue in 2011.

| Product Offering | Product Description | Food Applications | Capacity |
|---|---|---|---|
| Extractors, Pulpers, Finishers | Extract juice and/or pulp from fruit for large-scale processing and point-of-sale applications | Citrus, Tomatoes, Berries, Temperate and Tropical Fruits | Industrial extractor: over 900 gallons per hour of juice |
| Hot & Cold Breaks, Evaporators | Enzymatic inactivation, concentration and aseptic cooling to preserve fruit product color and taste | Citrus, Tomatoes, Berries, Temperate and Tropical Fruits | Over 70 tons/hour |
| Aseptic Sterilizers and Fillers | Aseptic commercial sterilization, cooling and bulk filling of fruit puree, concentrate or paste into 3 gallon to 300 gallon containers | Citrus, Tomatoes, Temperate and Tropical Fruits | Aseptic sterilizer: over 60 tons/hour<br>Aseptic filler: over 19 tons/hour |
| Fresh Produce Technologies | Preservation of fresh produce life, appearance and taste.<br>High speed application of Price Look Up labels | Fruits, Vegetables | Coating application rates variable to match line speed<br>Apply 900+ labels per minute |

**Aftermarket Products, Parts and Services.** We provide aftermarket products, parts and services for all of our integrated food processing systems and equipment. We provide retrofits and refurbishments to accommodate changing operational requirements, and we supply our own brand of food grade lubricants and cleaners designed specifically for our equipment. We also provide continuous, proactive service to our customers including the fulfillment of preventative maintenance agreements, consulting services such as water treatment, corrosion monitoring control, food safety and process auditing and the provision of on-site technical personnel. In addition to helping our customers reduce their operating costs and improve efficiencies, our customer service focus also helps us maintain strong commercial relationships and provides us with ongoing access to information about our customers' requirements and strategies to foster continuing product development. Our aftermarket products, parts and services coupled with our large installed base of food processing systems and equipment, provide us with a strong base for growing recurring revenue. JBT FoodTech aftermarket products, parts and services accounted for 19% of our total revenue in 2011.

## JBT AeroTech

JBT AeroTech is a leading supplier of customized solutions and services used for applications in the air transportation industry. We design, manufacture and service technologically sophisticated ground support equipment, airport gate equipment, automated systems and services for airport authorities, airlines, airfreight, ground handling companies, the military and other industries.

We believe our strong market positions result from our ability to customize our equipment and services utilizing differentiated technology to meet the specific needs of our customers. We continually strive to improve our existing technologies and develop new technologies by working closely with our well established customer base.

As a market leader for many decades, there is a significant installed base of our airport and airline equipment around the world. We have delivered the largest volume of cargo loaders (9,000+), passenger boarding bridges (7,600+) and aircraft deicers (4,500+). We have also sold more than 2,100 mobile passenger steps, 1,900 cargo transporters and 1,500 tow tractors that are operating at airports around the world. This installed base provides a stream of recurring revenue from aftermarket parts, products and services. Recurring revenue accounted for 33% of JBT AeroTech total revenue in 2011. Our installed base also offers continuous access to customer feedback for improvements and new product development.

JBT AeroTech products have been delivered to more than 100 countries. To support this equipment, we have operations located throughout the world. Our principal production facilities are located in the United States (Florida, Utah and Pennsylvania), China, Mexico and Spain. To augment our sourcing and manufacturing capabilities, we have established dedicated sourcing resources in India and China as well as regional manufacturing in Asia. We also have sales and services offices located in nine countries and collaborative relationships with independent sales representatives, distributors and service providers in over thirty additional countries.

*Solutions, Products and Services*

We offer a broad portfolio of systems, equipment and services to our airport authority, airline, air cargo, ground handling and military customers.

**Ground Support Equipment.** We are a leading supplier of air cargo loaders and aircraft deicers to commercial air passenger and freight carriers and ground handlers.

Our Commander™ loaders service containerized narrow-body and wide-body jet aircraft and are available in a wide range of configurations. Our Tempest™ aircraft deicers offer a broad range of options that can be configured to meet customers' specific and regional need to provide efficient aircraft deicing while on the tarmac.

We also manufacture and supply a full array of B-series conventional and Expeditor™ towbarless aircraft tow tractors for moving aircraft without consumption of jet fuel and self-propelled transporters for pallet and container handling. We also offer a line of self-propelled passenger boarding steps and the RampSnake® bulk loader for the loading of baggage, cargo and mail packages into aircraft baggage holds.

Airlines and ground handling companies face increased pressure to reduce emissions and minimize fuel usage. We have a long history of delivering alternative fuel ground support equipment that provides a solution to these environmental and operational challenges. Our alternative fuel design approach is to provide modular ground support equipment, capable of being powered by a variety of power sources. Our electric powered product offering includes Commander cargo loaders, cargo transporters, RampSnake bulk loading systems, conventional aircraft pushback tractors, and passenger boarding steps. We also offer electric retrofit kits for our existing delivered base of diesel powered Commander cargo loaders. The following is an overview of our ground support equipment technology offerings, which accounted for 10% of our total revenue in 2011.

| Product Offering | Product Description | Aircraft Ranges | Capacity |
|---|---|---|---|
| Cargo Loaders | Loading and unloading of containerized cargo onto main and lower decks of aircraft | Wide variety of passenger and freighter aircraft up to Airbus A380 | Up to 66,000 lbs. |
| Cargo Transporters | Transport of containerized cargo to or from aircraft | Aircraft handling full size pallets or containers | Up to 15,400 lbs. at 15.5 mph |
| Bulk Loader | Loading of baggage, cargo or mail packages into baggage holds with minimal lifting | Boeing 737 to 757-200 and Airbus A319 to 321 | Up to 880 lbs. |
| Aircraft Deicers | Deicing of aircraft on the ground including removal of snow, ice and frost | Wide variety of aircraft up to Airbus A380 | Up to 2,200 gallons capacity of deicing fluid |
| Aircraft Tow Tractors | Pushing back of aircraft from gate or aircraft towing between gate and hangar | Regional to wide-body aircraft including Airbus A380 | Draw bar pull of up to 72,000 lbs. |
| Passenger Steps | Boarding of passengers when a boarding bridge is not available | Front and rear boarding doors of narrow and wide-body aircraft | Load capacity up to 13,000 lbs. |

**Gate Equipment.** We are a leading supplier of airport gate equipment. Our Jetway® passenger boarding bridges have set the standard for airlines and airport authorities to move passengers between the terminal building and the aircraft since 1959.

We also manufacture a variety of sizes and configurations of auxiliary equipment including 400 Hertz ground power and preconditioned air units that supply aircraft requirements for electrical power and cooled air circulation for the environmental control system (air-conditioning) and main engine starting during ground operations. Our point-of-use and mobile 400 Hertz and pre-conditioned air units enable our customers to reduce fuel consumption and emissions by minimizing requirements to use auxiliary power units or aircraft engines while parked at the gate. The following is an overview of our gate equipment technology offerings, which accounted for 14% of our total revenue in 2011.

| Product Offering | Product Description | Aircraft Ranges | Capacity |
|---|---|---|---|
| Passenger Boarding Bridges | Bridge for moving passengers between the airport terminal building and the aircraft | Regional Jets up to Airbus A380 | Link aircraft with the airport terminal |
| Ground Power | Provide power and light for passenger and crew onboard, while waiting to be pushed back from gate | Regional Jets up to Airbus A380 | Converts 50/60 Hertz utility power to aircraft compatible 400 Hertz power |
| Pre-conditioned Air | Climate convenience for passenger and crew onboard, while waiting to be pushed back from gate | Regional Jets up to Airbus A380 | 20 to 120 refrigerated tons pre-conditioned air units for ground cooling |

**Military Equipment.** In 2000, we were awarded the production contract to supply the U.S. Air Force with a new generation of military air cargo loader which is now known as the Halvorsen loader. We have delivered over 480 Halvorsen 25K Loaders to the United States military and international forces and we continue to provide parts support, service and retrofit kits for these Halvorsen loaders.

Our Ground Support and Gate Equipment product lines also supply large aircraft tow tractors to the U.S. Air Force. We supply a wide range of mobile air conditioning units to the U.S. Air Force, the U.S. Navy, international military forces and airframe manufacturers. The following is an overview of our military equipment technology offering.

| Product Offering | Product Description | Aircraft Ranges | Capacity |
|---|---|---|---|
| Halvorsen 25K and 44K Cargo Loaders | Rapidly deployable, high-reach loader that can transport and lift cargo onto military and commercial cargo aircraft | All current military and commercial cargo aircraft | Load and transport up to 44,000 lbs. |
| Aircraft Tow Tractors | Towing of aircraft around the airport ramp | Large cargo transport aircraft | Draw bar pull of up to 72,000 lbs. |
| Mobile Air Conditioning | Mobile air conditioning units used for on the ground cooling | Jet fighters up to cargo transport aircraft | 30 to 110 ton mobile air conditioning units |

**Airport Services.** We are an industry leading provider of ground support and gate equipment, systems and facility maintenance services to airlines and airports throughout the United States. Our expertise extends to the operation, maintenance and repair of airport gate systems, baggage handling systems, airport facilities and ground support equipment. We also offer technology and operations monitoring services centered around our patented iOPS™ suite that links maintenance management systems and aircraft avionics data to critical ground-based monitoring, diagnostic and tracking systems on gate equipment, baggage handling systems, facility systems and ground support equipment.

**Automated Systems.** We are an industry leader in providing fully integrated Automatic Guided Vehicle Systems for repetitive material movement requirements in the automotive, printing, food & beverage, manufacturing, warehouse, and hospital industries. We provide engineering services and simulations to evaluate the material handling requirements, automatic guided vehicle system hardware and software, and hardware and software integration for a complete, seamless solution. We have delivered over 440 automatic guided vehicle systems including over 3,100 guided vehicles.

**Aftermarket Products, Parts and Services.** We provide aftermarket products, parts and services for our installed base of JBT AeroTech equipment. We also provide retrofits to accommodate changing operational requirements and continuous, proactive service, including, in some cases, on-site technical personnel. These systems and other services represent an integrated approach to addressing critical problems faced by our customers and ensure that we remain well positioned to respond to their new requirements and strategic initiatives through our strong customer relations.

In support of our focus and strategy of meeting our customers' needs, we have developed a global parts service network to enable us to market with confidence our ability to "provide the right part in the right place." Our highly experienced global parts representatives help reduce equipment downtime by providing fast, accurate responses to technical questions. We also provide worldwide operations and maintenance training programs to provide maintenance technicians with the tools necessary to deliver the highest possible level of systems reliability.

## OTHER BUSINESS INFORMATION RELEVANT TO ALL OF OUR BUSINESS SEGMENTS

***Order Backlog***
For information regarding order backlog, refer to the section entitled "Inbound Orders and Order Backlog" in Item 7 of this Annual Report on Form 10-K.

***Sources and Availability of Raw Materials***
All of our business segments purchase carbon steel, stainless steel, aluminum and steel castings and forgings both domestically and internationally. We do not use single source suppliers for the majority of our raw material purchases and believe the available supplies of raw materials are adequate to meet our needs.

***Research and Development***
The objectives of our research and development programs are to create new products and business opportunities in relevant fields, and to improve existing products.

For additional financial information about Company-sponsored research and development activities, refer to Note 14 to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

***Sales and Marketing***
We sell and market our products and services predominantly through a direct sales force, supplemented with independent distributors and sales representatives. Our experienced international sales force is comprised of individuals with strong technical expertise in our products and services and the industries in which they are sold.

We support our sales force with marketing and training programs that are designed to increase awareness of our product offerings and highlight our differentiation while providing a set of sales tools to aid in the sales of our technology solutions. We actively employ a broad range of marketing programs to inform and educate customers, the media, industry analysts and academia through targeted newsletters, our web site, seminars, trade shows, user groups and conferences.

***Patents, Trademarks and Other Intellectual Property***
We own a number of United States and foreign patents, trademarks and licenses that are cumulatively important to our business. We own approximately 493 United States and foreign patents and have approximately 299 patent applications pending in the United States and abroad. Further, we license certain intellectual property rights to or from third parties. We also own numerous United States and foreign trademarks and trade names and have approximately 347 registrations and pending applications in the United States and abroad. Developing and maintaining a strong intellectual property portfolio is an important component of our strategy to extend our technology leadership. However, we do not believe that the loss of any one or group of related patents, trademarks or licenses would have a material adverse effect on our overall business.

***Competition***
We conduct business worldwide and compete with a variety of local and regional companies, which typically are focused on a specific application, technology or geographical area, and a few large multinational companies.

We compete by leveraging our industry expertise to provide differentiated and proprietary technology, integrated systems, high product quality and reliability and quality aftermarket service. In the food processing industry, we also distinguish ourselves by providing increased yields with improved final product quality.

JBT FoodTech's major competitors include GEA Group Aktiengesellschaft, Heat & Control, Inc., Marel hf. MYCOM, Nantong Freezing Equipment Company, Ltd., Provisur Technologies, Inc., Barry-Wehmiller Companies, Inc., Allpax Products, Inc., Steriflow SAS, Atlas Pacific Engineering Company, Inc., Marel Food Systems, Brown International Corp. and CFT S.p.A.

JBT AeroTech's major competitors include TLD, Schopf Maschinenbau GmbH, Trepel, Verstergaard Company A/S, Global Ground Support LLC, Tug Technologies Corporation, Weihai Guangtai Airport Equipment Co., LTD, ThyssenKrupp AG, Shenzhen CIMC-TianDa Airport Support Ltd., Illinois Tool Works Inc., FCX Systems Inc., Linc Facility Services, Johnson Controls Inc., ERMC and Elite Line Services, Inc.

### *Employees*
We employ approximately 3,300 people with approximately 2,000 located in the United States. Approximately 150 of our employees in the United States are represented by one collective bargaining agreement that covers these employees through August of 2014.

Outside the United States, we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. Approximately 65% of our international employees are covered under national employee unions.

We maintain good employee relations and have successfully concluded all of our recent negotiations without a work stoppage. However, we cannot predict the outcome of future contract negotiations.

### *Customers*
No single customer accounted for more than 10% of our total revenue in any of the last three fiscal years.

JBT FoodTech's customers range from large multinational food processing companies to smaller regional food processing companies. Our principal customers include companies such as: Agrosuper S.A., Ajinomoto, Co. Ltd., Aujan Industries Co LLC, Bonduelle Group, Campbell Soup Company, CIA Pesquera Camanchaca S.A., Citrofrut, S.A. de C.V., Citrovita Agro Industrial Ltda, The Coca-Cola Company, COFCO Tunhe Tomato Products Co. Ltd., ConAgra Foods, Inc., Conserva Italia, DelMonte Foods Company, Dole Food Company, Inc., Eckes-Granini Group GmbH, Florida's Natural Growers, General Mills, Inc., Gloria Foods Company, Great Giant Pineapple Co., Grupo Fisher, Hero AG, H.J. Heinz Company, Huiyan Group, Inghams Enterprises Pty Limited, Industrias Bachoco, J. Garcia-Carrion., S.A., Jamba Juice Company, Jain Irrigation Systems Ltd., JBS S.A., Keystone Foods LLC, Leche Pascual, S.A., Louis Dreyfus Commodities, Marfrig Alimentos S.A., McCain Foods Limited, Morning Star Packing Company, National Food Industries LLC, Nestlé S.A., Novartis AG, Nutricima Limited, Organizacion Altex, S.C.,OSI Group, LLC, Perdigão S.A., Sadia S.A., Southern Gardens Citrus Processing Group, LLC, Starkist Tuna, Sucocitrico Cutrale, Sunkist Growers, Inc., Thai Dairy Industry Co. Ltd., Thai Union Frozen Products Public Company Limited, Tropicana Products, Inc., Tyson Foods, Inc., Unilever PLC and Xinjiang Chalkis Tomato Products Co. Ltd.

JBT AeroTech's customers are domestic and international airlines, airfreight and ground handling companies, domestic and international airport authorities and the United States and foreign military forces. Our principal customers include companies such as: Air Canada, Air China, Air France KLM, The Boeing Company, British Airports Authority, British Airways, the Canadian Forces, China Southern Airlines, Cincinnati/Northern Kentucky International Airport, Dallas Fort Worth International Airport, Delta Air Lines, Denver International Airport, DHL, FedEx Corp., EgyptAir, Houston Airport Systems, Iberia Airlines, LAN Airlines, Lockheed Martin Corporation, Los Angeles International Airport, Massport/Logan International Airport, Manchester Airports Group plc., McCarran International Airport, Menzies Aviation, Miami International Airport, Northrup Grumman Corporation, Saab AB, Servisair, Singapore Airlines, Southwest Airlines, Swissport International, TAM Airlines, Thai Airways International, United Continental Holdings, Inc., UPS, and the U.S. Air Force.

### *Government Contracts*
We currently supply the Halvorsen cargo loader, aircraft tow tractors and mobile air conditioning units to the U.S. Department of Defense. The amount of equipment built for these programs is dependent upon annual government appropriations and levels of military spending. In addition, United States defense contracts are unilaterally terminable at the option of the United States government with compensation for work completed and costs incurred. Contracts with the United States government are subject to special laws and regulations, the noncompliance with which may result in various sanctions that could materially affect our ongoing government business.

### *Governmental Regulation and Environmental Matters*
Our operations are subject to various federal, state, local and foreign laws and regulations governing the prevention of pollution and the protection of environmental quality. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of an accident or other event causing environmental pollution. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA, and related state laws and regulations, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances that have been released into the environment, and including hazardous substances generated by any closed operations or facilities. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We may also be subject to the corrective action provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that require owners and operators of facilities that treat, store or dispose of hazardous waste to clean up releases of hazardous waste constituents into the environment associated with their operations.

Some of our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

***Financial Information about Geographic Areas***

A significant portion of our consolidated revenue is generated in markets outside of the United States. For financial information about geographic areas see Note 14 of our financial statements in Item 8 of this Annual Report on Form 10-K.

***Available Information***

All periodic and current reports, registration filings, and other filings that we are required to make with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1933, proxy statements and other information are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. You may access and read our SEC filings free of charge through our website at www.jbtcorporation.com, under "Investor Relations – Corporate Information – SEC Filings," or the SEC's website at www.sec.gov. These reports are also available to read and copy at the SEC's Public Reference Room by contacting the SEC at 1-800-SEC-0330.

The information contained on or connected to our website, www.jbtcorporation.com, is not incorporated by reference into this Annual Report on Form 10-K or any other report we file with the SEC.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of JBT Corporation, together with the offices currently held by them, their business experience and their ages as of February 29, 2012, are as follows:

| Name | Age | Office, year of election |
|---|---|---|
| Charles H. Cannon, Jr. | 59 | Chairman, Chief Executive Officer and President (2008) |
| Ronald D. Mambu | 62 | Vice President, Chief Financial Officer and Controller (2008) |
| Torbjörn Arvidsson | 60 | Vice President and Division Manager-Food Solutions and Services (2008) |
| Steven R. Smith | 51 | Vice President and Division Manager-Food Processing Systems (2011) |
| John Lee | 54 | Vice President and Division Manager-JBT AeroTech (2008) |
| Juan C. Podesta | 60 | Vice President, Corporate Development and Planning (2011)<br>Vice President and Division Manager-Food Processing Systems (2008) |
| Kenneth C. Dunn | 55 | Vice President, General Counsel and Assistant Secretary (2008) |
| Mark K. Montague | 58 | Vice President, Human Resources (2008) |
| Megan J. Donnelly | 43 | Chief Accounting Officer (2008) |

CHARLES H. CANNON, JR. has served as Chairman of the Board of Directors, Chief Executive Officer and President of JBT Corporation since April 2008. Mr. Cannon served as Senior Vice President of FMC Technologies from March 2004 until July 2008, when FMC Technologies distributed all of the stock of its wholly-owned subsidiary, JBT Corporation, to its shareholders in a spin-off effective July 31, 2008. Mr. Cannon served as a Vice President of FMC Technologies since February 2001. Since 1998, Mr. Cannon served as Vice President and General Manager-FMC FoodTech and Transportation Systems Group. Mr. Cannon joined FMC Corporation in 1982 as a Senior Business Planner in the Corporate Development Department. He became Division Manager of FMC Corporation's Citrus Machinery Division in 1989, Division Manager of its Food Processing Systems Division in 1992 and Vice President and General Manager of FMC FoodTech in 1994. Mr. Cannon has also served on the Board of Directors of Standex International Corporation since 2004.

RONALD D. MAMBU has served as our Vice President, Chief Financial Officer and Controller since April 2008 and served as our Treasurer from April 2008 until November 2009. From February 2001 until April 2008, Mr. Mambu served as Vice President and

Controller of FMC Technologies. Mr. Mambu was Director of Financial Planning of FMC Corporation from 1994 until his appointment as Vice President and Controller of FMC Corporation in 1995. Mr. Mambu joined FMC Corporation in 1974 as a financial manager in Philadelphia. He served in a variety of roles at FMC Corporation, including Controller of its former Food and Pharmaceutical Products Division from 1977 to 1982, Controller of Machinery Europe Division from 1982 to 1984, Controller of Agricultural Products Group from 1984 to 1987, Director of Financial Control from 1987 to 1993 and Director of Strategic Planning from 1993 to 1994.

TORBJÖRN ARVIDSSON has served as our Vice President and Division Manager-Food Solutions and Services since July 2008. Mr. Arvidsson served as a Division Manager for FMC Technologies' Food Solutions and Services from October 2005 until July 2008. Mr. Arvidsson rejoined Frigoscandia Equipment in 1994 as Business Development Manager, a role he continued in after the acquisition of Frigoscandia Equipment by FMC FoodTech in 1996. In 1998, Mr. Arvidsson was appointed General Manager North America, located in Seattle, Washington, a position he held until late 2000 when he was appointed General Manager Europe and relocated back to Helsingborg, Sweden. In 2001, Mr. Arvidsson also assumed responsibility for FMC FoodTech's Asia Pacific region. Mr. Arvidsson has been involved in the international food equipment industry his whole career, dating back to 1975 when he first joined Frigoscandia Equipment after graduating from Lund University, Sweden. In 1983 he graduated from IMI, Geneva (Advanced Management MBA). Mr. Arvidsson served as General Manager for Square AB within the Alfa-Laval Group from 1984 to 1987, when he joined Akerlund & Rausing as Division Manager for its overseas companies. In 1990, Mr. Arvidsson rejoined Alfa-Laval as Deputy General Manager for its convenience food division. Alfa-Laval later became Tetra-Laval after Tetra-Pak's acquisition of Alfa-Laval.

STEVEN R. SMITH has served as our Vice President and Division Manager-Food Processing Systems since October, 2011. Mr. Smith joined FMC Corporation in 1989 as a Business Planner with FMC's Petroleum Equipment Group in Houston, Texas. Since then, he has served in a variety of sales, marketing, and line management roles within FMC Corporation and FMC Technologies, Inc., JBT's previous parent companies, as well as with JBT FoodTech, including most recently serving as the General Manager for the America's Operations of FoodTech's Food Solutions and Services Division from 2003 to 2011.

JOHN LEE has served as our Vice President and General Manager – JBT AeroTech since August 2008. Prior to joining the Company, Mr. Lee worked for United Technologies Corporation, most recently as President, North America for Carrier Refrigeration. From 2006 to 2007, he was President, Building Systems and Services for Asia Pacific, and from 2005 to 2006, he was President, Carrier Refrigeration Asia Pacific, based in Shanghai, China for both positions. From 2002 to 2005, Mr. Lee served as Director, Purchasing, Vice President, Sales and Marketing, and then President, for Carrier Korea Operation based in Seoul, Korea. He started with United Technologies in 1993 as a program manager for Sikorsky Aircraft, a role he served until 1997. From 1997 to 2000, he was the Regional Director for Pratt & Whitney, Southeast Asia, based in Singapore. Before working for United Technologies, Mr. Lee served various marketing and strategic planning roles with McDonnell Douglas and Northrop Grumman Corporation.

JUAN C. PODESTA has served as our Vice President, Corporate Planning and Development since October, 2011. Mr. Podesta joined FMC Corporation in 1989 as Product Manager, Citrus Systems in Lakeland, Florida. Since then, he has served in a variety of sales, marketing, and line management roles within FMC FoodTech, including International Manager for the Citrus Machinery Division from 1990 to 1992, General Manager, Fruit & Vegetable Processing based in Parma, Italy from 1992 to 1994, General Manager, Canning Systems based in St. Niklaas, Belgium from 1995 to 1996, Division Manager, Food Processing Systems & Agricultural Machinery from 1997 to 1999, President FMC Europe, based in Brussels, Belgium from 2000 to 2002 and Division Manager-Food Processing Systems Division from 2000 to 2011.

KENNETH C. DUNN has served as our Vice President and General Counsel since October 2008. Prior to joining the Company, Mr. Dunn served as Chief Sustainability Officer for the Denver Public School ("DPS") system from June through September 2008. Prior to DPS, Mr. Dunn worked for Quest Communications International, Inc., where he served as Vice President and Chief Corporate Development and Strategy Officer from 2004 to May 2008. From 2002 to 2004, Mr. Dunn served Qwest as Vice President and Deputy General Counsel – Complex Transactions. From 2001 to 2002, Mr. Dunn performed pro-bono environmental law work primarily on public lands issues in the Mountain West. From 1999 to 2001, Mr. Dunn worked for SBC Communications, Inc., serving as its General Attorney and Assistant General Counsel – Mergers and Acquisitions. From 1995 to 1999 he served as Assistant General Counsel – Transactions for Ameritech Corporation. Prior to that, Mr. Dunn was a Vice President and Associate General Counsel of John Nuveen & Company. From 1982 through 1995, Mr. Dunn was in private law practice with the Chicago based law firm of Gardner, Carton & Douglas.

MARK K. MONTAGUE has served as our Vice President of Human Resources since August 2008. Prior to joining the Company, Mr. Montague worked for Molex, Inc., where he served as Senior Vice President, Corporate Human Resources since 2006. From 1999 to 2006, Mr. Montague served as Vice President, Human Resources, Americas Region. Prior to Molex, Mr. Montague worked for Whirlpool Corporation, serving as its Vice President, Human Resources, North America Appliance Group from 1997 to 1999, its

Group Director, Human Resources and Quality, Corporate Technology Group from 1996 to 1997 and as its Group Director, Human Resources, Manufacturing and Technology in 1996. From 1992 through 1996, Mr. Montague worked for the consulting group, Competitive Human Resources Strategies. Mr. Montague worked for Whirlpool Corporation from 1981 through 1992, in a variety of Human Resources Group Director and Vice President positions, and as a Labor Relations Attorney from 1981 to 1984. Mr. Montague began his professional career as an attorney with Shughart, Thomson & Kilroy.

MEGAN J. DONNELLY has served as our Chief Accounting Officer since November 2008. Ms. Donnelly served as our Director of Financial Control since July 2008. Ms. Donnelly was FMC Technologies' Manager of Financial Reporting and Accounting Research from April 2005 until July 2008. Prior to that, Ms. Donnelly served as a consultant to FMC Technologies from January 2002 until April 2005. From July 1998 until December 2001, Ms. Donnelly was Director of Finance for Chart House Enterprises, Inc. Ms. Donnelly is a certified public accountant and began her professional career in the Assurance practice of Ernst & Young LLP in 1992.

## ITEM 1A. RISK FACTORS

*You should carefully consider the risks described below, together with all of the other information included in this Annual Report on Form 10-K, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, financial condition, results of operations, cash flows and stock price could be materially adversely affected.*

***Our financial results are subject to fluctuations caused by many factors that could result in our failing to achieve anticipated financial results.***

Our quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond our control. In particular, the capital goods industries in which we compete can have significant variations in the number, contractual terms and size of orders. The timing of our receipt of orders and our shipment of the products or provision of services can significantly impact the sales and income of a period. These and any one or more of the factors listed below, among other things, could cause us not to achieve our revenue or profitability expectations and the resulting failure to meet market expectations could cause a drop in our stock price:

- changes in demand for our products and services, including changes in growth rates in the food processing and air transportation industries;
- downturns in our customers' businesses resulting from deteriorating domestic and international economies where our customers do substantial business;
- changes in commodity prices resulting in increased manufacturing costs, such as petroleum-based products, metals or other raw materials we use in significant quantities;
- changes in pricing policies resulting from competitive pressures, such as aggressive price discounting by our competitors and other market factors;
- our ability to develop and introduce on a timely basis new or enhanced versions of our products and services;
- unexpected needs for capital expenditures or other unanticipated expenses;
- changes in the mix of revenue attributable to domestic and international sales;
- changes in the mix of products and services that we sell;
- seasonal fluctuations in buying patterns; and
- future acquisitions and divestitures of technologies, products and businesses.

***Unanticipated delays or acceleration in our sales cycles make accurate estimation of our revenue difficult and could result in significant fluctuation in quarterly operating results.***

The length of our sales cycle varies depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter in our selling activities and our current and potential customers' internal budgeting and approval process. As a result of a generally long sales cycle, we may expend significant effort over a long period of time in an attempt to obtain an order, but ultimately not obtain the order, or the order ultimately received may be smaller than anticipated. Our revenue from different customers varies from quarter to quarter, and a customer with a large order in one quarter may generate significantly lower revenue in subsequent quarters. Due to resulting fluctuations, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance.

***Deterioration of economic conditions could negatively impact our business.***

Our business may be adversely affected by changes in current or future national or global economic conditions, including interest rates, availability of capital, consumer spending rates, energy availability and costs and the effects of governmental initiatives to manage economic conditions. Any such changes could adversely affect the demand for our products or the cost and availability of our required raw materials, thereby negatively affecting our financial results. National and global economic conditions could, among other things:

- make it more difficult or costly for us to obtain increased financing for our operations or investments or to refinance our debt in the future;
- render our lenders or other financial instrument counterparties unable to honor their commitments or otherwise default under a financing agreement;
- impair the financial condition of some of our customers, thereby hindering our customers' ability to obtain financing to purchase our products and/or increasing customer bad debts;
- cause customers to forgo or postpone new purchases in favor of repairing existing equipment and machinery, and delay or reduce preventative maintenance, thereby reducing our revenue and/or profits;
- negatively impact our customers' ability to raise pricing to counteract increased fuel, labor, and other costs, making it less likely that they will expend resources on JBT AeroTech equipment as they have in the past;
- impair the financial condition of some of our suppliers thereby potentially increasing both the likelihood of having to renegotiate supply terms and the risk of non-performance by suppliers;
- negatively impact global demand for air transportation services as well as protein food products and processed food products, which could result in a reduction of sales, operating income and cash flows in our JBT AeroTech and JBT FoodTech segments, respectively;
- negatively affect the rates of expansion, consolidation, renovation and equipment replacement within the air transportation industry and within the food processing industry, which may affect the performance of our JBT AeroTech and JBT FoodTech segments, respectively;
- impair the financial viability of our insurers.

***Disruptions in the political, regulatory, economic and social conditions of the foreign countries in which we conduct business could negatively affect our business, financial condition and results of operations.***

We operate manufacturing facilities in nine countries other than the United States, and our international sales accounted for a significant portion of our 2011 revenue. Multiple factors relating to our international operations and to particular countries in which we operate or seek to expand our operations could have an adverse effect on our financial condition or results of operations. These factors include:

- nationalization and expropriation;
- potentially burdensome taxation;
- increased growth in our international business operations and revenue relative to our domestic operations may result in increasing tax liabilities resulting from repatriation of income generated outside of the United States;
- continuing economic downturns, inflationary and recessionary markets, including capital and equity markets;
- civil unrest, political instability, terrorist attacks and wars;
- seizure of assets;
- trade restrictions, trade protection measures or price controls;
- foreign ownership restrictions;
- import or export licensing requirements;
- restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

- changes in governmental laws and regulations;
- inability to repatriate income or capital; and
- reductions in the availability of qualified personnel.

***Fluctuations in currency exchange rates could negatively affect our business, financial condition and results of operations.***

Because a significant portion of our revenue and expenses are denominated in foreign currencies, changes in exchange rates will result in increases or decreases in our costs and earnings and may also affect our consolidated financial statements, which are prepared in U.S. dollars. For instance, in 2011 our gross margins were negatively impacted by the strengthening of the Swedish krona. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our systems and services in foreign markets, currency fluctuations may result in our systems and services becoming too expensive for foreign customers.

***Our inability to obtain raw materials, component parts, and/or finished goods in a timely and cost-effective manner from suppliers would adversely affect our ability to manufacture and market our products.***

We purchase raw materials and component parts from suppliers for use in manufacturing our products. We also purchase certain finished goods from suppliers. Changes in our relationships with suppliers or increases in our costs for raw materials, component parts or finished goods we purchase could result in manufacturing interruptions, delays, inefficiencies or our inability to market products. In addition, our profit margins could decrease if prices of purchased raw materials, component parts or finished goods increase and we are unable to pass on those increases to customers.

***The increase in energy or raw material prices may reduce the profitability of our customers, which ultimately could negatively affect our business, financial condition, results of operations and cash flows.***

In recent years, energy prices have hit historically high levels. These increases had a negative trickledown effect on many areas involved in running a business, straining profitability through increased operating costs. Our customers require large amounts of energy to run their businesses, particularly in the air transportation industry. Energy prices can affect the profitability of passenger and cargo air carriers through increased jet and ground support equipment fuel prices. Energy prices also affect food processors through increased energy and utility costs to run the plant, chemical and petroleum based raw materials used in production and fuel costs to run logistics and service fleet vehicles.

Food processors are also dependent upon the cost and supply of raw materials such as feed grains, livestock, produce and dairy products. Recent rises in the cost and limitations in availability of these commodities can negatively affect the profitability of their operations.

A reduction in profitability due to increased energy or raw material prices within our customer base may reduce their future investments in food processing equipment or airport equipment. This reduction in investment may have a material adverse effect on our business, financial condition, results of operations and cash flows.

***Changes in food consumption patterns due to diet trends or economic conditions may negatively affect our business, financial condition, results of operations and cash flows.***

Dietary trends can create demand for protein food products but negatively impact high-carbohydrate foods, or create demand for easy to prepare, transportable meals but negatively impact traditional canned products. Because various food types and packaging can quickly go in and out of style as a function of health, dietary or convenience trends, food processors can be challenged in forecasting the needed capacity and related equipment and services for their food plants. During periods of economic uncertainty, consumer demand for protein products or processed food products may also be negatively impacted by increases in food prices. Shifting consumer demand for protein products or processed foods may have a material adverse effect on our business, financial condition, results of operations and cash flows.

***An outbreak of animal borne diseases (H5N1, BSE or other virus strains affecting poultry or livestock), citrus tree diseases or food borne illnesses or other food safety or quality concerns may negatively affect our business, financial condition, results of operations and cash flows.***

An outbreak or pandemic stemming from H5N1 (avian flu) or BSE (mad cow disease) or any other animal related disease strains could reduce the availability of poultry or beef that is processed for the restaurant, food service, wholesale or retail consumer. Any limitation on raw material could discourage producers from making additional capital investments in processing equipment, aftermarket products, parts and services. Such a decrease in demand for our products could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The success of our citrus business is directly related to the viability and health of citrus crops. The citrus industries in Florida, Brazil and other countries are facing increased pressure on their harvests and citrus bearing acreage due to citrus canker and greening diseases. These citrus tree diseases are often incurable once a tree has been infested and the end result can be the destruction of the tree. Reduced amounts of available fruit for the processed or fresh markets could materially adversely affect our business, financial condition, results of operations and cash flows.

Should an E. coli or other food borne illness cause a recall of meat or produce, the companies supplying those fresh, further processed or canned forms of these products could be severely financially affected. Any affect on the financial viability of our customer base of fresh or processed food providers could seriously affect and reduce our immediate and recurring revenue base.

***Freezes, hurricanes, droughts or other natural disasters may negatively affect our business, financial condition, results of operations and cash flows.***

Should a natural disaster negatively affect the production of growers or farms, the food processing industry may not have the fresh foods necessary to meet consumer demand. The crops of entire groves or fields can be severely impacted by a drought, freeze or hurricane. Should a drought or freeze continue for an extended duration or high category hurricane directly impact a tree crop area, the trees themselves could be permanently damaged. If orchards had to be replanted, the trees may not produce viable product for several years. Since our revenue generation is dependent on a farmer's ability to provide high quality crops to some of our customers, our business, financial condition, results of operations and cash flows could be materially adversely impacted.

***Our failure to comply with the laws and regulations governing our U.S. government contracts or the loss of production funding of any of our U.S. government contracts could harm our business.***

The federal government is the largest contractor in the United States. Our JBT AeroTech business enters into contracts with the U.S. government, including a long-term contract relating to the sale and logistics support of our Halvorsen Loader, which is a military air cargo loader, to the U.S. Air Force. As a result we are subject to various laws and regulations that apply to companies doing business with the U.S. government. The laws governing U.S. government contracts differ in several respects from the laws governing private contracts. They are heavily regulated to curb misappropriation of funds and ensure uniform policies and practices across agencies. Their ongoing funding is tied to National Defense Budgets and Procurement Programs that are annually negotiated and approved or disapproved by the U.S. Department of Defense, Executive Branch and the Congress. For example, if there were any shifts in spending priorities or if funding for the U.S. Air Force cargo loader program were reduced or cancelled, the resulting loss of revenue may have a material adverse impact on our JBT AeroTech business. Many U.S. government contracts contain pricing terms and conditions that are not applicable to private contracts. Moreover, U.S. defense contracts, in particular, are unilaterally terminable at the option of the U.S. government with compensation for work completed and costs incurred.

Contracts with the U.S. government are also subject to special laws and regulations, the noncompliance with which may result in various sanctions. If, for any reason, we were now or at any time in the future found to be non-compliant to any laws or regulations governing U.S. government contracts, our earnings could be negatively impacted. In addition, any delays of deliverables due to our non-performance would also have a negative impact on these contracts.

***Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition, results of operations and cash flows.***

Any future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers or the economy as a whole may materially adversely affect our operations or those of our customers. As a result, there could be delays or losses in transportation and deliveries to our customers, decreased sales of our products and extension of time for payment of accounts receivable from our customers. Strategic targets such as those relating to transportation and food processing may be at greater risk of future terrorist attacks than other targets in the United States. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

***Due to the type of contracts we enter into, the cumulative loss of several major contracts may negatively affect our business, financial condition, results of operations and cash flows.***

We often enter into large, project-oriented contracts or long-term equipment leases and service agreements. These agreements may be terminated or breached, or our customers may fail to renew these agreements. If we were to lose several key agreements over a relatively short period of time and if we were to fail to develop alternative business opportunities, we could experience a materially adverse impact on our business, financial condition, results of operations and cash flows.

***We may lose money on fixed-price contracts.***

As is customary for several of the business areas in which we operate, we agree, in some cases, to provide products and services under fixed-price contracts. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected lead times. A fixed-price contract may prohibit our ability to mitigate the impact of unanticipated increases in raw material prices (including the price of steel) through increased pricing. Depending on the size of a project, variations from estimated contract performance could have a materially adverse impact on our business, financial condition, results of operations and cash flows.

***Customer sourcing initiatives may negatively affect new equipment and aftermarket businesses.***

Integration of the supply chain to provide a sustainable competitive advantage has become an objective for many multi-national companies. With continued price pressure from consumers, wholesalers and retailers, manufacturers are focusing their efforts on ways to reduce costs, improve sourcing processes and enhance profitability.

If customers implement sourcing initiatives focused solely on immediate cost savings and not on total cost of ownership, our new equipment and aftermarket sales could be negatively affected.

***The solutions we sell are very complex, and we need to rapidly and successfully develop and introduce new solutions in a global, competitive, demanding and changing environment.***

Significant investments in unsuccessful research and development efforts could materially adversely affect our business, financial condition and results of operations. If we were to lose our significant technology advantage, our market share and growth could be materially adversely affected. In addition, if we are unable to deliver products, features and functionality as projected, we may be unable to meet our commitments to customers, which could have a materially adverse effect on our reputation and business.

Our business, financial condition, results of operations and cash flows could be materially adversely affected by competing technology. Some of our competitors are large multinational companies that may have greater financial resources than us, and they may be able to devote greater resources to research and development of new systems, services and technologies than we are able to do. Moreover, some of our competitors operate in narrow business areas, allowing them to concentrate their research and development efforts directly on products and services for those areas.

***When we develop new products with higher capacity and more advanced technology, the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems.***

Despite rigorous testing prior to their release and superior quality processes, newly developed or enhanced products and solutions may have some start up issues which may be found after the products are introduced and shipped. The correction and detection of issues may cause delays, lost revenue and incremental costs.

Product introductions and certain enhancements of existing products by us in future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As new or enhanced products are introduced, we must successfully manage the transition from older products.

***If we are unable to develop, preserve and protect our intellectual property assets, our business, financial condition, results of operations and cash flows may be negatively affected.***

We strive to protect and enhance our proprietary intellectual property rights through patent, copyright, trademark and trade secret laws, as well as through technological safeguards and operating policies. To the extent we are not successful, our business, financial condition, results of operations and cash flows could be materially adversely impacted. We may be unable to prevent third parties from using our technology without our authorization or independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. With respect to our pending patent applications, we may not be successful in securing patents for these claims, and our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products.

***Claims by others that we infringe their intellectual property rights could harm our business, financial condition, results of operations and cash flows.***

We have seen a trend towards aggressive enforcement of intellectual property rights as the functionality of products in our industry increasingly overlaps and the volume of issued patents continues to grow. As a result, there is a risk that we could be subject to infringement claims which, regardless of their validity, could:

- Be expensive, time consuming and divert management attention away from normal business operations;
- Require us to pay monetary damages or enter into non-standard royalty and licensing agreements;
- Require us to modify our product sales and development plans; or
- Require us to satisfy indemnification obligations to our customers.

Regardless of whether these claims have any merit, they can be burdensome to defend or settle and can harm our business and reputation.

***Our information systems, computer equipment and information databases are critical to our business operations, and any damage or disruptions could negatively affect our business, financial condition, results of operations and cash flows.***

Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusions and other catastrophic events. A part of our operations is based in an area of California that has experienced power outages and earthquakes, while another part of our operations is based in an area of Florida that has experienced power outages and hurricanes. Despite our best efforts at planning for such contingencies, catastrophic events of this nature may still result in system failures and other interruptions in our operations, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, it is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to do this in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore our business, financial condition, results of operations and cash flows may be materially adversely impacted.

***Loss of our key management and other personnel could impact our business.***

We depend on our senior executive officers and other key personnel. The loss of any of these officers or key personnel could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, competition for skilled and non-skilled employees among companies that rely heavily on engineering, technology and manufacturing is intense, and the loss of skilled or non-skilled employees or an inability to attract, retain and motivate additional skilled and non-skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully, develop new products and services and meet our customers' requirements.

***The industries in which we operate expose us to potential liabilities arising out of the installation or use of our systems that could negatively affect our business, financial condition, results of operations and cash flows.***

Our businesses supply equipment and systems for use in food processing as well as equipment, systems and services used in airports all over the world, which creates potential exposure for us to liability for personal injury, wrongful death, product liability, commercial claims, property damage, pollution and other environmental damages. Although we have obtained business and related risk insurance, we cannot assure you that our insurance will be adequate to cover all potential liabilities. Further, we cannot assure you that insurance will generally be available in the future or, if available, that premiums to obtain such insurance will be commercially justifiable. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, financial condition, results of operations and cash flows could be materially adversely affected.

***Environmental protection initiatives may negatively impact the profitability of our business.***

Global initiatives to protect and steward the environment have moved to center stage. From global warming and climate change to urban sprawl and resource depletion, corporations and consumers are becoming more aware and concerned about the impact of human activity on the environment. Comprehensive global and national greenhouse gas reduction programs have been proposed and are being discussed within legislatures, boardrooms and households. The ultimate costs, implementation and success of such broad reaching programs will be dependent on the precise emissions targets, the timing for the reductions and the means of implementation.

Pressures to reduce the footprint of carbon emissions impact the air transportation and manufacturing sectors. Airports, airlines and air cargo providers are continually looking for new ways to become more energy efficient and reduce pollutants. Manufacturing plants are seeking means to reduce their heat-trapping emissions and minimize their energy and water usage. All of the initiatives come at a cost both to our customers' operations as well as to our operating costs and therefore may materially adversely impact our business, financial condition, results of operations and cash flows.

***Our operations and industries are subject to a variety of U.S. and international laws, which laws can change. We therefore face uncertainties with regard to lawsuits, regulations and other related matters.***

In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, product liability, tax matters and regulatory compliance. For example, we are subject to changes in foreign laws and regulations that may encourage or require us to hire local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular non-U.S. jurisdiction. In addition, environmental laws and regulations affect the systems and services we design, market and sell, as well as the facilities where we manufacture our systems. We are required to invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to be required to do so in the future.

There is an increased focus by the SEC and Department of Justice on enforcement of the Foreign Corrupt Practices Act (the "FCPA"). Given the breadth and scope of our international operations, we may not be able to detect or prevent improper or unlawful conduct by our international partners and employees, despite our ethics, governance and compliance standards, which could put us at risk regarding possible violations of laws, including the FCPA.

***Unfavorable tax law changes and tax authority rulings may adversely affect results.***

We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings among countries with differing statutory tax rates, changes in the valuation allowance of deferred tax assets or tax laws. The amount of income taxes and other taxes are subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. authorities. If these audits result in assessments different from amounts we record, future financial results may include unfavorable tax adjustments.

***Our existing financing agreements include restrictive and financial covenants.***

Certain of our loan agreements require us to comply with various restrictive covenants and some contain financial covenants that require us to comply with specified financial ratios and tests. Our failure to meet these covenants could result in default under these loan agreements and would result in a cross-default under other loan agreements. In the event of a default and our inability to obtain a waiver of the default, all amounts outstanding under loan agreements could be declared immediately due and payable. Our failure to comply with these covenants could adversely affect our results of operations and financial condition.

***Significant changes in actual investment return on pension assets, discount rates, and other factors could affect our results of operations, equity, and pension contributions in future periods.***

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. generally accepted accounting principles (GAAP) require that we calculate income or expense for the plans using actuarial valuations. These valuations reflect assumptions about financial market and other economic conditions, which may change based on changes in key economic indicators. The most significant year-end assumptions we use to estimate pension income or expense are the discount rate and the expected long-term rate of return on plans assets. In addition, we are required to make an annual measurement of plan assets and liabilities, which may result in a significant change to equity through a reduction or increase to accumulated gains (losses) – net, benefit plans. At the end of 2011, the projected benefit obligation of our pension plans was $309.5 million and assets were $205.1 million. For a discussion regarding how our financial statements can be affected by pension plan accounting policies, see Critical Accounting Estimates – Defined Benefit Pension and Other Postretirement Plans in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the consolidated financial statements in Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K Report. Although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense would also likely affect the amount of cash we would contribute to pension plans as required under the Employee Retirement Income Security Act.

***Our corporate governance documents, our rights plan and Delaware law may delay or discourage takeovers and business combinations that our stockholders might consider in their best interests.***

Provisions in our amended and restated certificate of incorporation and by-laws may make it difficult and expensive for a third-party to pursue a tender offer, change-in-control or takeover attempt that is opposed by our management and Board of Directors. These provisions include, among others:

- A Board that is divided into three classes with staggered terms;
- Limitations on the right of stockholders to remove directors;
- The right of our Board to issue preferred stock without stockholder approval;
- Inability of our stockholders to act by written consent; and
- Rules regarding how stockholders may present proposals or nominate directors at stockholders meetings.

Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change-in-control or a change in our management or Board and, as a result, may adversely affect the marketability and market price of our common stock.

In addition, we have adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring 15% or more of our common stock, without approval of our Board under specified circumstances, our other stockholders will have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board, except pursuant to any offer conditioned on a substantial number of rights being acquired.

Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We lease executive offices totaling approximately 24,000 square feet in Chicago, Illinois. We believe that our properties and facilities meet our current operating requirements and are in good operating condition. However, our facility in Lakeland is one of our older facilities, and we are in the process of evaluating alternatives of replacement or refurbishment. We believe that each of our significant manufacturing facilities is operating at a level consistent with the industries in which we operate. The following are significant production facilities for our JBT FoodTech operations:

| LOCATION | SQUARE FEET (approximate) | LEASED OR OWNED |
|---|---|---|
| **United States:** | | |
| Madera, California | 250,000 | Owned |
| Lakeland, Florida | 225,000 | Owned |
| Sandusky, Ohio | 140,000 | Owned |
| **International:** | | |
| St. Niklaas, Belgium | 289,000 | Owned |
| Helsingborg, Sweden | 227,000 | Owned/Leased |
| Araraquara, Brazil | 125,000 | Owned |
| Parma, Italy | 72,000 | Owned |
| Ningbo, China | 60,000 | Leased |
| Edinburgh, Scotland | 41,000 | Leased |
| Cape Town, South Africa | 38,000 | Leased |

The significant production properties for our JBT AeroTech operations are listed below:

| LOCATION | SQUARE FEET (approximate) | LEASED OR OWNED |
|---|---|---|
| **United States:** | | |
| Orlando, Florida | 253,000 | Owned |
| Ogden, Utah | 220,000 | Owned/Leased |
| Chalfont, Pennsylvania | 67,000 | Leased |
| **International:** | | |
| Madrid, Spain | 258,000 | Owned |
| Shenzhen, China | 43,000 | Leased |
| Juarez, Mexico | 33,000 | Leased |

## ITEM 3. LEGAL PROCEEDINGS

Pursuant to the Separation and Distribution Agreement we entered into with FMC Technologies, as of the time of our spin-off from FMC Technologies, we have assumed liabilities related to specified legal proceedings arising from our business prior to the spin-off. Although FMC Technologies may remain the named defendant in certain of these proceedings, we will manage the litigation and are required to indemnify FMC Technologies for costs, expenses and judgments arising from this existing litigation. We do not believe that any existing litigation we have assumed will have a material effect on our results of operations, financial condition or liquidity.

We are involved in other legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole, will have a material adverse effect on our business, results of operations, cash flows or financial condition.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the New York Stock Exchange under the symbol JBT. As of February 29, 2012, there were 2,962 holders of record of JBT Corporation's common stock. Information regarding the market prices of our common stock and dividends declared for the two most recent fiscal years is provided in Note 15 to our consolidated financial statements. Other information required by this Item can be found in the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

The following graph shows the cumulative total return of an investment of $100 (and reinvestment of any dividends thereafter) on July 31, 2008 in: (i) our common stock, (ii) the S&P SmallCap 600 Stock Index and (iii) the Russell 2000 Index. These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of the common stock.


CUMULATIVE TOTAL RETURN
$160
$140
$120
$100
$80
$60
$40
$20
$0
7/31/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
6/30/11
9/30/11
12/31/11
JBT Corporation
S&P Smallcap 600
Russell 2000

### *Issuer Purchases of Equity Securities*

Information on our purchases of equity securities during the fourth quarter of 2011 follows:

| Period | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) | Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program |
|---|---|---|---|---|
| October 1, 2011 – October 31, 2011 | - | - | - | $30.0 million |
| November 1, 2011 – November 30, 2011 | 15,700 | $ 14.88 | 15,700 | $29.8 million |
| December 1, 2011 – December 31, 2011 | 5,146 | $ 14.97 | 5,146 | $29.7 million |
| Total | 20,846 | $ 14.90 | 20,846 | $29.7 million |

(1) Shares repurchased under the 2011 share repurchase plan (see Note 9 to our consolidated financial statements for more information).

During 2011, we removed the JBT stock fund from the list of investment options under the John Bean Technologies Corporation Savings and Investment Plan (the "Savings Plan"). As such, 444,771 shares of our common stock held by participants in the Savings Plan were transferred to other Savings Plan investments either by voluntary participant-directed transfers or by automatic quarterly transfers during 2011.

## ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected financial and other data about us for the most recent five fiscal years. The data have been derived from our consolidated and combined financial statements using the historical results of operations and bases of the assets and liabilities of our businesses and give effect to allocations of expenses from FMC Technologies, our former parent. For periods prior to the spin-off, the historical combined statement of income data set forth below do not reflect changes that occurred in the operations and funding of our company as a result of our spin-off. The historical consolidated balance sheet data set forth below reflects the assets and liabilities that existed as of the dates and the periods presented.

The selected financial data should be read in conjunction with, and are qualified by reference to, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. The income statement and cash flow data for each of the three years in the period ended December 31, 2011 and the balance sheet data as of December 31, 2011 and 2010 are derived from our audited financial statements included elsewhere in this report, and should be read in conjunction with those financial statements and the accompanying notes. The balance sheet data as of December 31, 2009, 2008 and 2007 and the income statement and cash flow data for the years ended December 31, 2008 and 2007 were derived from audited financial statements that are not presented in this report.

The following financial information may not reflect what our results of operations, cash flows and financial position would have been had we operated as a separate, stand-alone entity during the periods prior to the Separation, or what our results of operations, financial position and cash flows will be in the future. In addition, the Risk Factors section of Item 1A of this report includes a discussion of risk factors that could impact our future results of operations.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (In millions, except per share data) | 2011 | 2010 | 2009 | 2008 | 2007 |
| **Income Statement Data:** | | | | | |
| Revenue: | | | | | |
| JBT FoodTech | $ 542.6 | $ 520.8 | $ 515.8 | $ 584.0 | $ 594.1 |
| JBT AeroTech | 407.4 | 351.2 | 320.7 | 446.9 | 386.0 |
| Other revenue and intercompany eliminations | 5.8 | 8.4 | 5.1 | (2.8) | (2.1) |
| Total revenue | $ 955.8 | $ 880.4 | $ 841.6 | $ 1,028.1 | $ 978.0 |
| Operating expenses: | | | | | |
| Cost of sales | $ 721.2 | $ 645.8 | $ 617.3 | $ 775.4 | $ 739.9 |
| Selling, general and administrative expense | 152.9 | 147.8 | 147.8 | 152.9 | 153.8 |
| Research and development expense | 18.5 | 17.5 | 17.1 | 22.0 | 18.7 |
| Restructuring expense | 11.6 | 3.7 | 3.9 | 0.9 | 0.9 |
| Other (income) expense, net | (1.6) | (1.5) | (2.2) | 6.6 | 3.6 |
| Operating income | 53.2 | 67.1 | 57.7 | 70.3 | 61.1 |
| Net interest (expense) income | (6.4) | (7.8) | (8.8) | (3.8) | 0.5 |
| Income from continuing operations before income taxes | 46.8 | 59.3 | 48.9 | 66.5 | 61.6 |
| Provision for income taxes | 16.0 | 21.4 | 16.1 | 22.4 | 21.5 |
| Income from continuing operations | 30.8 | 37.9 | 32.8 | 44.1 | 40.1 |
| (Loss) income from discontinued operations, net of income taxes | (0.3) | (0.6) | - | 0.1 | (3.7) |
| Net income | $ 30.5 | $ 37.3 | $ 32.8 | $ 44.2 | $ 36.4 |
| **Common Stock Data:** | | | | | |
| Diluted Earnings Per Share (1): | | | | | |
| Income from continuing operations | $ 1.05 | $ 1.30 | $ 1.15 | $ 1.59 | $ 1.45 |
| Net income | $ 1.04 | $ 1.28 | $ 1.15 | $ 1.59 | $ 1.32 |
| Diluted weighted average shares outstanding | 29.3 | 29.1 | 28.6 | 27.8 | 27.5 |
| Common Stock Price Range: | | | | | |
| High | $ 20.29 | $ 20.78 | $ 19.00 | $ 14.50 | $ - |
| Low | $ 13.35 | $ 14.35 | $ 8.67 | $ 5.86 | $ - |
| Cash dividends declared per common share | $ 0.28 | $ 0.28 | $ 0.28 | $ 0.07 | $ - |

(1) For all periods prior to July 31, 2008, the date of our spin-off from FMC Technologies, the number of diluted shares being used is the number of shares outstanding on July 31, 2008, as our common stock was not traded prior to July 31, 2008 and there were no dilutive securities in the prior periods.

| (In millions) | At December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Balance Sheet Data:** | | | | | |
| Total assets | $ 592.2 | $ 582.2 | $ 520.4 | $ 578.1 | $ 553.2 |
| Long-term debt, less current portion | 135.7 | 145.4 | 131.8 | 185.0 | - |

| (In millions) | Year Ended December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Other Financial Information:** | | | | | |
| Capital expenditures | $ 20.8 | $ 24.3 | $ 19.8 | $ 22.9 | $ 23.0 |
| Cash flows provided by continuing operating activities | $ 37.0 | $ 17.6 | $ 54.1 | $ 81.8 | $ 39.0 |
| Order backlog (unaudited) | $ 246.0 | $ 286.8 | $ 211.2 | $ 285.5 | $ 398.4 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

***Executive Overview***

We are a global technology solutions provider for the food processing and air transportation industries. We design, manufacture, test and service technologically sophisticated systems and products for customers through our JBT FoodTech and JBT AeroTech segments. We have established a large installed base of food processing equipment as well as airport equipment and have built a strong global presence with manufacturing, sourcing, sales and service organizations located on six continents to support equipment that has been delivered to more than 100 countries.

Our strategy for growth is to grow our technology advantage, grow in emerging markets, grow beyond the sale and grow margins. During 2011, we made significant progress in some of these key areas and faced challenges in others. Revenue grew by 9%, driven by strong performance in our JBT AeroTech segment. We advanced our technology advantage in key areas and continued to build our presence and capabilities in Asia. Our aftermarket revenue grew by 9%. However, economic weakness in parts of Europe, a major flood in Bangkok, political unrest in North Africa and the Middle East, and softness in the North American poultry market all negatively impacted our JBT FoodTech segment. Additionally, the currency exchange effects resulting from a strong Swedish krona and Brazilian real negatively impacted the margins in our freezer and fruit processing businesses.

In response to these challenges, we have taken decisive actions that will support our long-term growth strategy. We have shifted production of certain freezer product lines out of Sweden to the U.S. and China. Moving some high-capacity freezer production to the U.S. locates it closer to many of our major customers, reducing costs and increasing responsiveness. Establishing lower-capacity freezer production in China expands our presence in a key emerging market.

The shift is part of a cost reduction plan we announced in January 2012 that supports our strategy to grow margins by lowering costs in JBT FoodTech across the developed world. The cost reduction plan consists primarily of a workforce reduction of approximately 115 positions and is expected to be completed in the first half of 2012. We recognized a pre-tax charge of $10.3 million in connection with the plan in the fourth quarter of 2011 and expect to reduce costs by about $9 million (pre-tax) annually by 2013.

We continue to be confident in our ability to generate cash flow, which is why on October 27, 2011, our Board of Directors authorized a repurchase of up to $30 million of JBT common shares through December 31, 2014.

As we evaluate our operating results, we consider performance indicators like segment revenue and operating profit in addition to the level of inbound orders and order backlog.

## CONSOLIDATED RESULTS OF OPERATIONS

| (in millions) | Year Ended December 31, 2011 | 2010 | 2009 | Favorable / (Unfavorable) 2011 vs. 2010 | 2010 vs. 2009 |
|---|---|---|---|---|---|
| Revenue | $ 955.8 | $ 880.4 | $ 841.6 | $ 75.4 | $ 38.8 |
| Cost of sales | 721.2 | 645.8 | 617.3 | (75.4) | $ (28.5) |
| **Gross profit** | 234.6 | 234.6 | 224.3 | - | 10.3 |
| Selling, general and administrative expense | 152.9 | 147.8 | 147.8 | (5.1) | - |
| Research and development expense | 18.5 | 17.5 | 17.1 | (1.0) | (0.4) |
| Restructuring expense | 11.6 | 3.7 | 3.9 | (7.9) | 0.2 |
| Other income, net | (1.6) | (1.5) | (2.2) | 0.1 | (0.7) |
| **Operating income** | 53.2 | 67.1 | 57.7 | (13.9) | 9.4 |
| Net interest expense | (6.4) | (7.8) | (8.8) | 1.4 | 1.0 |
| **Income from continuing operations before income taxes** | 46.8 | 59.3 | 48.9 | (12.5) | 10.4 |
| Provision for income taxes | 16.0 | 21.4 | 16.1 | 5.4 | (5.3) |
| **Income from continuing operations** | 30.8 | 37.9 | 32.8 | (7.1) | 5.1 |
| Loss from discontinued operations, net of income taxes | (0.3) | (0.6) | - | 0.3 | (0.6) |
| **Net income** | $ 30.5 | $ 37.3 | $ 32.8 | $ (6.8) | $ 4.5 |

***2011 Compared With 2010***

Total revenue increased by $75.4 million in 2011 compared to 2010. The increase in revenue was driven by $27.7 million of higher product sales, $12.3 million of higher aftermarket parts and services sales and $25.3 million of higher revenue due to the favorable impact of foreign currency translation.

Operating income decreased by $13.9 million in 2011 compared to 2010, while operating income margin decreased from 7.6% to 5.6%. The decrease in operating income resulted from the following:

- Gross profit remained unchanged but decreased by $6.9 million in constant currency. Gross profit decreased by $20.2 million due to lower gross profit margin, which resulted from the strengthening of the Swedish krona and Brazilian real, higher costs in certain JBT FoodTech product lines and an unfavorable mix of products sold as compared to the prior year. This decrease was partially offset by $13.3 million of higher profit due to higher sales volume in the JBT AeroTech segment.
- Selling, general and administrative expenses increased by $5.1 million, but only by $0.5 million in constant currencies, and decreased as a percentage of revenue from 16.8% to 16.0%.
- Research and development expense increased by $1.0 million, primarily due to expenditures on developing new gate equipment products.
- Restructuring expense was $7.9 million higher than in prior year.

Net interest expense was $1.4 million lower in 2011 compared to 2010 primarily as a result of a lower overall interest rate on our variable rate debt, which was 1.5% in 2011 and 2.5% in 2010.

Income tax expense for 2011 reflects an income tax rate of 34.1% compared to 36.1% in the same period in 2010. The difference in the rate is attributable to the release of $1.2 million in valuation allowance for certain foreign deferred tax assets.

***2010 Compared With 2009***

Total revenue increased by $38.8 million in 2010 compared to 2009 as a result of higher product sales. JBT AeroTech's revenue increased by $30.5 million as a result of higher demand for our ground support equipment and gate equipment products. JBT FoodTech's revenue in constant currency remained relatively unchanged as higher sales of freezing and chilling products and protein processing products were offset by lower sales of fruit processing products and in-container processing products. Favorable impact of foreign currency translation resulted in $5.8 million of higher revenue.

Operating income increased by $9.4 million in 2010 compared to 2009 while operating income margins improved from 6.9% to 7.6%. The increase in operating income resulted from the following:

- Gross profit increased by $10.3 million in 2010 compared to 2009. Higher sales volume and a slight improvement in gross profit margins resulted in an increase in gross profit of $8.8 million and $0.5 million, respectively. Savings in retirement benefit costs due to the freeze of the U.S. pension plan at the end of 2009 were partially offset by higher healthcare costs. The remaining increase in gross profit was primarily due to the favorable impact of foreign currency translation.

- Selling, general and administrative expenses remained flat and decreased as a percentage of revenue from 17.6% to 16.8%.
- Research and development expenses remained relatively unchanged as a percentage of revenue.
- Gains on investments in our non-qualified deferred compensation plan, which are reported in other (income) expense, net, were $0.6 million lower in 2010 compared to 2009.

Net interest expense was $1.0 million lower in 2010 compared to 2009. The decrease in net interest expense was a result of a lower overall interest rate on our variable rate debt due to maturity of a $25 million interest rate swap on January 30, 2010. The interest rate swap previously fixed the interest rate on a portion of our borrowings under the credit facility at 4.9%.

Income tax expense for 2010 reflects an income tax rate of 36.1% compared to 32.9% for 2009. The difference in the rate is attributable to higher earnings in higher tax jurisdictions relative to the prior year and the absence of a comparable reversal of a valuation allowance on deferred tax assets recorded in 2009.

## OPERATING RESULTS OF BUSINESS SEGMENTS

| | Year Ended December 31, | | | Favorable /(Unfavorable) | |
|---|---|---|---|---|---|
| (in millions) | 2011 | 2010 | 2009 | 2011 vs. 2010 | 2010 vs. 2009 |
| **Revenue** | | | | | |
| JBT FoodTech | $ 542.6 | $ 520.8 | $ 515.8 | $ 21.8 | $ 5.0 |
| JBT AeroTech | 407.4 | 351.2 | 320.7 | 56.2 | 30.5 |
| Other revenue and intercompany eliminations | 5.8 | 8.4 | 5.1 | (2.6) | 3.3 |
| Total revenue | $ 955.8 | $ 880.4 | $ 841.6 | $ 75.4 | $ 38.8 |
| **Income before income taxes** | | | | | |
| Segment operating profit: | | | | | |
| JBT FoodTech | $ 42.3 | $ 55.8 | $ 52.4 | $ (13.5) | $ 3.4 |
| JBT AeroTech | 36.0 | 28.6 | 27.2 | 7.4 | 1.4 |
| Total segment operating profit | 78.3 | 84.4 | 79.6 | (6.1) | 4.8 |
| Corporate items: | | | | | |
| Corporate expense | (16.9) | (17.3) | (15.4) | 0.4 | (1.9) |
| Other expense, net | (8.2) | - | (6.5) | (8.2) | 6.5 |
| Net interest expense | (6.4) | (7.8) | (8.8) | 1.4 | 1.0 |
| Total corporate items | (31.5) | (25.1) | (30.7) | (6.4) | 5.6 |
| **Income from continuing operations before income taxes** | 46.8 | 59.3 | 48.9 | (12.5) | 10.4 |
| Provision for income taxes | 16.0 | 21.4 | 16.1 | 5.4 | (5.3) |
| **Income from continuing operations** | 30.8 | 37.9 | 32.8 | (7.1) | 5.1 |
| Loss from discontinued operations, net of income taxes | (0.3) | (0.6) | - | 0.3 | (0.6) |
| **Net income** | $ 30.5 | $ 37.3 | $ 32.8 | $ (6.8) | $ 4.5 |

Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, foreign currency related gains and losses, LIFO provisions, restructuring costs, certain employee benefit expenses, interest income and expense and income taxes. Restructuring costs included in other expense, net were:

| (in millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| JBT FoodTech | $ 11.6 | $ 0.8 | $ 1.8 |
| JBT AeroTech | - | 2.9 | 2.1 |
| Total | $ 11.6 | $ 3.7 | $ 3.9 |

## JBT FoodTech

***2011 Compared With 2010***

JBT FoodTech's revenue increased by $21.8 million in 2011 compared to 2010. Excluding the favorable impact of foreign currency translation, revenue decreased by $1.5 million. The decrease in revenue was driven by $28.9 million of lower sales of freezing and chilling products and protein processing products primarily in the North American region. This decrease was partially offset by shipments of several large orders of tomato and fruit processing products, which resulted in $17.1 million of higher revenue, and higher sales of aftermarket parts and services, which resulted in $8.6 million of higher revenue.

JBT FoodTech's operating profit decreased by $13.5 million in 2011 compared to 2010. Operating profit margin decreased from 10.7% to 7.8% as a result of lower gross profit margin. Gross profit margin declined due to higher labor and material costs in the fruit processing product line, unfavorable mix of aftermarket products sold as compared to prior year and the strengthening of the Swedish krona, resulting in $15.2 million of lower operating profit. We have historically exported the majority of our freezing and chilling products out of Sweden. However, we have expanded our production capabilities in the U.S. and China to gain production flexibility and lower costs in future periods. The remaining change in operating profit was primarily due to the favorable impact of foreign currency translation.

***2010 Compared With 2009***

JBT FoodTech's revenue increased by $5.0 million in 2010 compared to 2009. The increase in revenue was driven primarily by a favorable impact of foreign currency translation, resulting in $6.6 million of higher revenue. Despite smaller order sizes relative to prior year, sales of freezing and chilling products and protein processing products in all geographic regions increased by $34.6 million. However, this increase was offset by an unfavorable year-over-year comparison of sales of large orders of fruit processing products and in-container processing products. During 2009, we sold $38.5 million of large orders of fruit processing products and in-container processing products received in 2008 and the early part of 2009.

JBT FoodTech's operating profit increased by $3.4 million in 2010 compared to 2009. Operating profit margin increased from 10.2% to 10.7%. The increase in operating profit was driven primarily by an improvement in gross profit margin, which resulted in $7.3 million of higher profit. Gross profit margin improved due to higher proportion of higher margin smaller sized projects and aftermarket sales as well as lower expenses related to retirement benefits and non-recurring costs. A slight decrease in sales volume resulted in $0.5 million of lower profit. Additionally, higher selling, general and administrative, and research and development costs resulted in $3.4 million of lower profit.

## JBT AeroTech

***2011 Compared With 2010***

JBT AeroTech's revenue increased by $56.2 million in 2011 compared to 2010 as a result of improved market conditions and the conversion of the strong year-end 2010 order backlog into revenue. Revenue from gate equipment products increased by $25.5 million as a result of higher sales of land-based air conditioning units to the U.S. Navy and passenger boarding bridges to domestic airports. Revenue from automated systems increased by $13.3 million as a result of large projects completed during the year. Revenue from ground support equipment products increased by $6.3 million primarily as a result of higher sales of aircraft tow tractors to European and other international customers.

JBT AeroTech's operating profit increased by $7.4 million in 2011 compared to 2010. Operating profit margin increased from 8.1% to 8.8% as a result of better leverage of fixed costs. Higher sales volume resulted in an increase in profit of $11.1 million. Gross profit margin remained relatively unchanged. The increase in operating profit was partially offset by $0.6 million of higher marketing expenditures, $1.5 million of higher general and administrative costs and $1.7 million of higher development costs related to new gate equipment products.

***2010 Compared With 2009***

JBT AeroTech's revenue increased by $30.5 million in 2010 compared to 2009. The increase in revenue was a result of higher demand for our ground support equipment and gate equipment products. Revenue from ground support equipment sales increased by $26.6 million, while revenue from gate equipment product sales increased by $23.8 million. These increases in revenue were partially offset by lower sales of Halvorsen loaders due to completion of a U.S. Air Force production contract.

JBT AeroTech's operating profit increased by $1.4 million in 2010 compared to 2009. Operating profit margin decreased from 8.5% to 8.1%. Higher sales volume resulted in an increase in profit of $7.1 million while lower costs primarily due to cost reduction initiatives implemented in 2009 resulted in an increase in profit of $2.1 million. Gross profit margin declined due to the lower proportion of revenue from Halvorsen loaders and competitive pricing pressure in Airport Services, which together resulted in a decrease in profit of $7.8 million.

## Corporate Items

***2011 Compared With 2010***

Corporate items increased by $6.4 million in 2011 compared to 2010. The increase was driven by $7.9 million of higher restructuring charges and $1.8 million of higher LIFO inventory reserve charges. These increases were partially offset by $2.1 million of lower stock-based compensation expense and $1.4 million of lower interest expense.

***2010 Compared With 2009***

Corporate items of $25.1 million represented a decrease of $5.6 million in 2010 compared to 2009. The decrease was driven by favorable pension expenses due to the freeze of the U.S. pension plan at the end of 2009, which resulted in $3.1 million of lower corporate items. Additionally, a decline in inventory levels required a reduction in the LIFO reserve resulting in $2.4 million of lower corporate items.

## Inbound Orders and Order Backlog

Inbound orders represent the estimated sales value of confirmed customer orders received during the years ended December 31.

| (In millions) | 2011 | 2010 |
|---|---|---|
| JBT FoodTech | $ 537.7 | $ 527.5 |
| JBT AeroTech | 371.5 | 419.9 |
| Other and intercompany eliminations | 5.8 | 8.6 |
| Total inbound orders | $ 915.0 | $ 956.0 |

Order backlog is calculated as the estimated sales value of unfilled, confirmed customer orders as of December 31.

| (In millions) | 2011 | 2010 |
|---|---|---|
| JBT FoodTech | $ 98.5 | $ 103.4 |
| JBT AeroTech | 147.5 | 183.4 |
| Total order backlog | $ 246.0 | $ 286.8 |

Order backlog in our JBT FoodTech segment at December 31, 2011 decreased by $4.9 million since year-end 2010 due to several large orders for tomato and fruit processing products received in 2010 that were delivered in 2011. Additionally, we are experiencing longer order processing cycles in certain of our markets. We expect to convert the entire JBT FoodTech backlog at December 31, 2011 into revenue during 2012.

Order backlog in our JBT AeroTech segment at December 31, 2011 decreased by $35.9 million since year-end 2010 primarily due to lower orders of gate equipment products. Backlog of orders for gate equipment products declined by $29.5 million. We expect to convert approximately 80% of the JBT AeroTech backlog at December 31, 2011 into revenue during 2012.

## Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operating activities of our U.S. and foreign operations and our credit facility. We are not presently aware of any restrictions on the repatriation of our foreign funds, although these funds are considered permanently invested in our foreign subsidiaries. If these funds were needed to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. would cause us to incur additional U.S. income taxes and foreign withholding taxes. Any additional taxes could be offset, in part or in whole, by foreign tax credits. The amount of such taxes and application of tax credits would be dependent on the income tax laws and other circumstances at the time any of these amounts were repatriated. We believe cash flows from operations and the credit facility will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements.

On October 27, 2011, our Board of Directors authorized a share repurchase program for up to $30 million of our common stock through December 31, 2014. We repurchased $0.3 million of common stock in 2011. The timing, price and volume of future repurchases will be based on market conditions, relevant securities laws and other factors.

***Cash Flows***

Cash flows for each of the years in the three-year period ended on December 31, 2011 were as follows:

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash provided by continuing operating activities | $ 37.0 | $ 17.6 | $ 54.1 |
| Cash required by continuing investing activities | (21.4) | (23.7) | (24.8) |
| Cash (required) provided by financing activities | (18.5) | 4.9 | (60.2) |
| Cash required by discontinued operations | (0.6) | (0.1) | - |
| Effect of foreign exchange rate changes on cash and cash equivalents | (1.2) | 0.6 | 1.7 |
| Decrease in cash and cash equivalents | $ (4.7) | $ (0.7) | $ (29.2) |

Cash flows provided by continuing operating activities in 2011 were $37.0 million, representing a $19.4 million increase compared to 2010. The change in the cash flows is primarily attributable to a much higher collection of receivables during 2011 than during 2010. Additionally, during 2011 and 2010 we contributed $10.4 million and $13.1 million, respectively, to our pension and other postretirement benefit plans.

The majority of our investing activities support the maintenance and upgrading of our installed base of leased equipment. Our annual capital spending typically ranges from $20.0 million to $25.0 million.

Cash flows required by financing activities in 2011 were $18.5 million compared to cash flows provided by financing activities of $4.9 million in 2010. During 2011, we reduced our debt by $6.8 million compared to an increase in debt of $14.7 million in 2010. Tax withheld on restricted stock granted in the year of our spin-off from FMC Technologies, Inc. and vested in 2011 was $1.3 million higher in 2011 compared to 2010.

***Financing Arrangements***

We have a $225 million revolving credit facility that expires on July 31, 2013. Borrowings under the credit facility bear interest, at our option, at LIBOR or an alternative base rate, which is the greater of JPMorgan Chase, N.A.'s Prime Rate or the Federal Funds Rate plus 50 basis points, plus a margin dependent on our leverage ratio. We are required to make periodic interest payments on the borrowed amounts and pay an annual facility fee ranging from 17.5 to 35 basis points, depending on our leverage ratio. As of December 31, 2011, we had $60.7 million drawn on the credit facility, $9.5 million in letters of credit issued under the credit facility and $154.8 million of additional available funds.

We have $75 million of 6.66% senior unsecured notes. The senior unsecured notes are due on July 31, 2015 and require us to make semiannual interest payments.

Our credit agreement and notes include restrictive covenants that, if not met, could lead to a renegotiation of our credit lines, requirement to repay our borrowings and/or a significant increase in our cost of financing. At December 31, 2011, we were in compliance with all covenants of our contractual obligations as shown in the following table:

| Debt Instrument / Covenant | Measurement | Result as of December 31, 2011 |
|---|---|---|
| Revolving credit facility | | |
| Interest coverage ratio (1) | Not less than 3.5 | 13.5 |
| Leverage ratio (2) | Not greater than 3.0 | 1.6 |
| Capital expenditures (3) | Not greater than $33 million | $20.8 million |
| Restricted payments (4) | Not greater than $20 million | $8.7 million |
| 6.66% senior unsecured notes | | |
| Interest coverage ratio (1) | Not less than 2.75 | 13.5 |
| Leverage ratio (2) | Not greater than 3.25 | 1.6 |

(1) Interest coverage ratio is a comparison of the trailing twelve months Consolidated EBITDA, defined as net income plus interest expense plus income tax expense plus depreciation and amortization plus non-cash expenses and extraordinary, unusual and non-recurring items, to trailing twelve months interest expense.

(2) Leverage ratio is a comparison of the total indebtedness, defined as total debt plus guarantees of indebtedness of others plus obligations under financial letters of credit issued against the credit facility, to the trailing twelve month Consolidated EBITDA, as defined above.

(3) Capital expenditures are limited to $30 million plus 50% of the unutilized amount from prior year.

(4) Restricted payments include all payments to shareholders such as dividends and share repurchases.

We expect to remain in compliance with all restrictive covenants in the foreseeable future. However, there can be no assurance that continued or increased volatility in the global economic conditions will not impair our ability to meet our restrictive covenants, or the volatility in the capital and credit markets will not impair our ability to access these markets on terms acceptable to us or at all.

As part of our strategy to grow where the world is growing fastest, we are expanding our operations in China and India. Due to greater restrictions on cash management in these regions, we have established credit facilities to fund some of the working capital requirements. In July 2011, one of our wholly owned subsidiaries entered into two short term credit facilities that allow us to borrow up to $6 million in China. As of December 31, 2011, we had $1.4 million borrowed under this credit facility. In June 2011, one of our wholly owned subsidiaries entered into a short term credit facility that allows us to borrow up to Indian rupee (Rs) 38 million, or approximately $0.8 million. As of December 31, 2011, we had $0.6 million borrowed under this credit facility.

***Defined Benefit Pension Plans***

We have defined benefit pension plans that cover certain domestic and international employees. Our largest single pension plan is the U.S. qualified plan. At December 31, 2011, this plan accounted for 86% of our consolidated defined benefit pension plans' projected benefit obligation ("PBO") and 96% of the related plans' assets. Due to a decrease in the discount rate used to value the PBO, the obligation increased by $30.0 million while the assets experienced a loss of 1.5%.

## Outlook

We expect nominal growth across most product lines as market conditions in Europe and North America remain uncertain, while emerging markets continue to grow. However, we expect the strategic actions implemented in 2011 to drive margin expansion in 2012.

On February 28, 2012, the Board of Directors approved a quarterly cash dividend of $0.07 per share of outstanding common stock, or approximately $2.0 million. The dividend will be paid on March 28, 2012 to stockholders of record at the close of business on March 14, 2012. We estimate that we will contribute $11.9 million in 2012 to our pension and other postretirement benefit plans, primarily reflecting discretionary contributions to our U.S. qualified pension plan. We anticipate spending a total of $16 to $19 million on construction of a new JBT FoodTech plant in Lakeland, Florida to replace our existing plant in the same area. We expect it to be operational by the end of 2013.

We continue to evaluate acquisitions in the normal course of business which we expect to fund with cash generated from operations or borrowings under our credit agreements.

## Contractual Obligations and Off-Balance Sheet Arrangements

The following is a summary of our contractual obligations at December 31, 2011:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| **(In millions)** | **Total payments** | **Less than 1 year** | **1 - 3 years** | **3-5 years** | **After 5 years** |
| Long-term debt (a) | $ 137.2 | $ 1.5 | $ 60.7 | $ 75.0 | $ - |
| Accrued interest | 20.0 | 5.0 | 10.0 | 5.0 | - |
| Operating leases | 27.2 | 6.0 | 8.4 | 4.3 | 8.5 |
| Unconditional purchase obligations (b) | 29.9 | 25.9 | 3.9 | 0.1 | - |
| Pension and other postretirement benefits (c) | 11.9 | 11.9 | - | - | - |
| Total contractual obligations | $ 226.2 | $ 50.3 | $ 83.0 | $ 84.4 | $ 8.5 |

(a) Our available long-term debt is dependent upon our compliance with covenants described in the previous section. Any violations of covenants or other events of default, which are not waived or cured, could have a material impact on our ability to maintain our committed financial arrangements.

(b) In the normal course of business, we enter into agreements with our suppliers to purchase raw materials or services. These agreements include a requirement that our supplier provide products or services to our specifications and require us to make a firm purchase commitment to our supplier. As substantially all of these commitments are associated with purchases made to fulfill our customers' orders, the costs associated with these agreements will ultimately be reflected in cost of sales on our consolidated statements of income.

(c) This amount primarily reflects discretionary contributions to our U.S. qualified pension plan. Required contributions for future years depend on factors that cannot be determined at this time.

The following is a summary of other off-balance sheet arrangements at December 31, 2011:

| | Amount of commitment expiration per period | | | | |
|---|---|---|---|---|---|
| **(In millions)** | **Total amount** | **Less than 1 year** | **1 - 3 years** | **3-5 years** | **After 5 years** |
| Letters of credit and bank guarantees | $ 21.2 | $ 18.3 | $ 2.2 | $ - | $ 0.7 |
| Surety bonds | 73.9 | 36.5 | 37.4 | - | - |
| Total other off-balance sheet arrangements | $ 95.1 | $ 54.8 | $ 39.6 | $ - | $ 0.7 |

To provide required security regarding our performance on certain contracts, we provide letters of credit, surety bonds and bank guarantees, for which we are contingently liable. In order to obtain these financial instruments, we pay fees to various financial institutions in amounts competitively determined in the marketplace. Our ability to generate revenue from certain contracts is dependent upon our ability to obtain these off-balance sheet financial instruments.

Our off-balance sheet financial instruments may be renewed, revised or released based on changes in the underlying commitment. Historically, our commercial commitments have not been drawn upon to a material extent; consequently, management believes it is not likely that there will be claims against these commitments that would result in a negative impact on our key financial ratios or our ability to obtain financing.

## Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. As such, we are required to make certain estimates, judgments and assumptions about matters that are inherently uncertain. On an ongoing basis, our management re-evaluates these estimates, judgments and assumptions for reasonableness because of the critical impact that these factors have on the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods presented. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed this disclosure. We believe that the following are the critical accounting estimates used in preparing our financial statements.

***Inventory Valuation***
Inventory is recorded at the lower of cost or net realizable value. In order to determine net realizable value, we evaluate each component of inventory on a regular basis to determine whether it is excess or obsolete. We record the decline in the carrying value of estimated excess or obsolete inventory as a reduction of inventory and as an expense included in cost of sales in the period in which it is identified. Our estimate of excess and obsolete inventory is a critical accounting estimate because it is highly susceptible to change from period to period. In addition, it requires management to make judgments about the future demand for inventory.

In order to quantify excess or obsolete inventory, we begin by preparing a candidate listing of the components of inventory that have not demonstrated usage within the most recent two-year period. This list is then reviewed with sales, production and materials management personnel to determine whether this list of potential excess or obsolete inventory items is accurate. Management considers as part of this evaluation whether there has been a change in the market for finished goods, whether there will be future demand for on-hand inventory items and whether there are components of inventory that incorporate obsolete technology. Then management assigns a reserve requirement, which is determined based on its assessment of cost recoverability, to the items on the candidate listing. As a result, our estimate of excess or obsolete inventory is sensitive to changes in assumptions about future demand for the inventory. Since the determination of the reserve requirement is based on management judgment rather than a formulaic approach, we are unable to quantify with a high level of precision the effect that a change in demand assumptions would have on management's assessment of the excess and obsolete inventory reserve, although lower demand assumptions would generally result in an increase in excess and obsolete inventory.

***Goodwill***
Goodwill represents the excess of the cost of an acquired business over the amounts assigned to the identifiable net assets. Goodwill is not amortized but is tested for impairment at a reporting unit level on an annual basis, or whenever an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We are required to make certain subjective and complex judgments in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of our reporting units.

In the fourth quarter of 2011, we early adopted the amended guidance on goodwill impairment, which simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether further testing of goodwill is required. If an entity concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount, then a quantitative test is required. In performing the quantitative test, we determine the fair value of a reporting unit using the "income approach" valuation method. We use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. The cash flows are derived from internal forecasts for the reporting unit. Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our performance, our backlog, planned timing of new product launches, and customer sales commitments. We also apply judgment when selecting appropriate discount rates, identifying relevant market comparables, incorporating general economic and market conditions and selecting an appropriate control premium.

We completed our annual goodwill impairment test as of October 31, 2011. Due to restructuring charges recorded in our Food Processing Systems Division (FPSD), which includes the in-container processing and fruit processing product lines, we chose to bypass the qualitative assessment and perform the quantitative goodwill impairment test for FPSD. Goodwill for the FPSD operating segment is tested at the reporting unit level, which is also the operating segment level. The results of our impairment test indicated that the fair value of the reporting unit exceeded its book value by a significant amount. A discount rate of 10.5% was used. Increasing the discount rate to 13% would not have affected our conclusion.

As a result of the assessment of the qualitative factors, we have determined it is not necessary to perform the quantitative goodwill impairment test on any of our other reporting units.

***Self-Insurance Reserves***
We purchase third-party insurance for workers' compensation, automobile, product and general liability claims that exceed a certain level. We are responsible for the payment of claims under these insured limits as well as claims under our self-insured healthcare plans. The obligations associated with the incurred losses are determined using actuarial estimates. These estimates are based on historical information along with certain assumptions about future events. Changes in assumptions for medical costs, environmental hazards, and legal actions, as well as changes in actual experience could cause these estimates to change which could potentially be material to our results of operation and financial condition.

***Accounting for Income Taxes***
In determining our current income tax provision, we assess temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our consolidated balance sheets. When we maintain deferred tax assets, we must assess the likelihood that these assets will be recovered through adjustments to future taxable income. To the extent we believe recovery is not likely, we establish a valuation allowance. We record an allowance reducing the asset to a value we believe will be recoverable based on our expectation of future taxable income. We believe the accounting estimate related to the valuation allowance is a critical accounting estimate because it is highly susceptible to change from period to period as it requires management to make assumptions about our future income over the lives of the deferred tax assets, and the impact of increasing or decreasing the valuation allowance is potentially material to our results of operations.

Forecasting future income requires us to use a significant amount of judgment. In estimating future income, we use our internal operating budgets and long-range planning projections. We develop our budgets and long-range projections based on recent results, trends, economic and industry forecasts influencing our segments' performance, our backlog, planned timing of new product launches, and customer sales commitments. Significant changes in the expected realizability of the net deferred tax assets would require that we adjust the valuation allowance, resulting in a change to net income.

As of December 31, 2011, we estimated that it is not likely that we will realize income tax deductions for certain uncollectible receivables and, therefore, we have provided a valuation allowance against the related deferred tax assets. We have estimated that it is likely that we will generate future taxable income in the U.S. and most foreign jurisdictions, and have therefore not provided a valuation allowance against most of our deferred tax assets.

***Defined Benefit Pension and Other Postretirement Plans***
Pension and other postretirement plans' costs require the use of assumptions for discount rates, investment returns, employee turnover rates, retirement rates, mortality rates and other factors. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results.

Our pension and other postretirement benefits expense is typically sensitive to changes in our estimate of discount rate. However, holding other assumptions constant, a change of 0.5 percentage points in the discount rate would not significantly change the annual expense for 2011.

Our pension expense is sensitive to changes in our estimate of expected rate of return on plan assets. The expected return on assets used in calculating the pension expense for the U.S. pension plan, which represents 96 percent of all pension plan assets, was 8.5% for 2011 and 8.75% for 2010 and 2009. For 2012, the rate will be lowered to 8.0%. A change of 0.5 percentage points in the expected return on assets assumption would impact pension expense by approximately $1.1 million (pre-tax).

See Note 7 of the consolidated financial statements in Item 8 for additional discussion of our assumptions and the effects on the financial statements.

During 2009, we amended the retirement benefits offered to our employees. We discontinued future benefit accruals for active non-union participants in our domestic defined benefit pension plans and froze future participation in our domestic defined benefit pension plans by non-union employees as of December 31, 2009. Concurrently, we also enhanced our defined contribution savings plans by adding a 3% company non-elective contribution with immediate vesting to all eligible non-union employees in addition to the current company match (of up to 5%) that vests over time.

## Recently Issued Accounting Standards Not Yet Adopted

In June 2011, the Financial Accounting Standards Board (FASB) issued an amendment to an existing accounting standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. This standard is effective for interim and annual periods beginning after December 15, 2011. The FASB subsequently deferred the effective date of certain provisions of this standard pertaining to the reclassification of items out of accumulated other comprehensive income, pending the issuance of further guidance on that matter. Because this amendment impacts presentation only, it will have no effect on the Company's financial condition, results of operations or cash flows.

# ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to financial market risks, including fluctuations in foreign currency exchange rates and interest rates. In order to manage and mitigate our exposure to these risks, we may use derivative financial instruments in accordance with established policies and procedures. We do not use derivative financial instruments where the objective is to generate profits solely from trading activities. At December 31, 2011 and 2010, our derivative holdings consisted of foreign currency forward contracts and foreign currency instruments embedded in purchase and sale contracts. Additionally, at December 31, 2010, we had an interest rate swap. We do not hedge foreign currency translation risk.

These forward-looking disclosures address potential impacts from market risks only as they affect our financial instruments. They do not include other potential effects which could impact our business as a result of changes in foreign currency exchange rates, interest rates, commodity prices or equity prices.

***Foreign Currency Exchange Rate Risk***
During 2011, our foreign subsidiaries generated approximately 40% of our revenue, driven by our operations in Sweden which generated approximately 14% of our revenue. Financial statements of our foreign subsidiaries for which the U.S. dollar is not the functional currency are translated into U.S. dollars. As a result, we are exposed to foreign currency translation risk.

When we sell or purchase products or services, transactions are frequently denominated in currencies other than an operation's functional currency. When foreign currency exposures exist, we may enter into foreign exchange forward instruments with third parties to economically hedge foreign currency exposures. Our hedging policy reduces, but does not entirely eliminate, the impact of foreign currency exchange rate movements. We do not apply hedge accounting for our foreign currency forward instruments.

We economically hedge our recognized foreign currency assets and liabilities to reduce the risk that our earnings and cash flows will be adversely affected by fluctuations in foreign currency exchange rates. We expect any gains or losses in the hedging portfolio to be substantially offset by a corresponding gain or loss in the underlying exposures being hedged. We also economically hedge firmly committed anticipated transactions in the normal course of business. As these are not offset by an underlying balance sheet position being hedged, our earnings can be significantly impacted on a periodic basis by the change in unrealized value of these hedges.

We use a sensitivity analysis to measure the impact of an immediate 10% adverse movement in the foreign currency exchange rates. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar and all other variables are held constant. We expect that changes in the fair value of derivative instruments will offset the changes in fair value of the underlying assets and liabilities on the balance sheet. A 10% adverse movement in the foreign currency exchange rates would reduce the value of our derivative instruments by approximately $8.2 million (pre-tax) as of December 31, 2011. This amount would be reflected in our net income but would be significantly offset by the changes in the fair value of the underlying assets and liabilities.

***Interest Rate Risk***
Our debt instruments subject us to market risk associated with movements in interest rates. We had $63.5 million in variable rate debt outstanding at December 31, 2011. Using sensitivity analysis to measure the impact of a 10% adverse movement in the interest rate, or 17 basis points, would not significantly impact the annual interest expense.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
John Bean Technologies Corporation:

We have audited the accompanying consolidated balance sheets of John Bean Technologies Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Bean Technologies Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), John Bean Technologies Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chicago, Illinois
March 8, 2012

**JOHN BEAN TECHNOLOGIES CORPORATION**
**CONSOLIDATED STATEMENTS OF INCOME**

| (In millions, except per share data) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenue:** | | | |
| Product revenue | $ 836.0 | $ 770.9 | $ 720.3 |
| Service revenue | 119.8 | 109.5 | 121.3 |
| Total revenue | 955.8 | 880.4 | 841.6 |
| **Operating expenses:** | | | |
| Cost of products | 629.0 | 563.9 | 530.1 |
| Cost of services | 92.2 | 81.9 | 87.2 |
| Selling, general and administrative expense | 152.9 | 147.8 | 147.8 |
| Research and development expense | 18.5 | 17.5 | 17.1 |
| Restructuring expense | 11.6 | 3.7 | 3.9 |
| Other income, net | (1.6) | (1.5) | (2.2) |
| **Operating income** | 53.2 | 67.1 | 57.7 |
| Net interest expense | (6.4) | (7.8) | (8.8) |
| **Income from continuing operations before income taxes** | 46.8 | 59.3 | 48.9 |
| Provision for income taxes | 16.0 | 21.4 | 16.1 |
| **Income from continuing operations** | 30.8 | 37.9 | 32.8 |
| Loss from discontinued operations, net of income taxes | (0.3) | (0.6) | - |
| **Net income** | $ 30.5 | $ 37.3 | $ 32.8 |
| **Basic earnings per share:** | | | |
| Income from continuing operations | $ 1.07 | $ 1.34 | $ 1.19 |
| Loss from discontinued operations | (0.01) | (0.02) | - |
| Net income | $ 1.06 | $ 1.32 | $ 1.19 |
| **Diluted earnings per share:** | | | |
| Income from continuing operations | $ 1.05 | $ 1.30 | $ 1.15 |
| Loss from discontinued operations | (0.01) | (0.02) | - |
| Net income | $ 1.04 | $ 1.28 | $ 1.15 |
| **Dividends declared per share** | $ 0.28 | $ 0.28 | $ 0.28 |
| **Weighted average shares outstanding:** | | | |
| Basic | 28.8 | 28.3 | 27.6 |
| Diluted | 29.3 | 29.1 | 28.6 |

The accompanying notes are an integral part of the consolidated financial statements.

## JOHN BEAN TECHNOLOGIES CORPORATION
## CONSOLIDATED BALANCE SHEETS

| (In millions, except per share and number of shares) | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **Assets** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 9.0 | $ 13.7 |
| Trade receivables, net of allowances of $4.3 and $4.8, respectively | 189.4 | 192.7 |
| Inventories | 122.3 | 106.7 |
| Prepaid expenses | 5.1 | 5.1 |
| Deferred income taxes | 8.3 | 8.7 |
| Assets held for sale | 2.7 | - |
| Other current assets | 22.3 | 29.5 |
| Total current assets | 359.1 | 356.4 |
| Investments | 10.5 | 9.9 |
| Property, plant and equipment, net of accumulated depreciation of $231.1 and $225.5, respectively | 124.7 | 128.7 |
| Goodwill | 28.2 | 28.4 |
| Intangible assets, net | 18.2 | 19.9 |
| Deferred income taxes | 41.9 | 25.6 |
| Other assets | 9.6 | 13.3 |
| **Total Assets** | $ 592.2 | $ 582.2 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Accounts payable, trade and other | $ 82.5 | $ 86.3 |
| Advance and progress payments | 57.4 | 52.4 |
| Accrued payroll | 30.9 | 34.4 |
| Deferred income taxes | 6.1 | 7.3 |
| Other current liabilities | 62.8 | 61.6 |
| Total current liabilities | 239.7 | 242.0 |
| Long-term debt, less current portion | 135.7 | 145.4 |
| Accrued pension and other postretirement benefits, less current portion | 109.2 | 73.0 |
| Deferred income taxes | 2.9 | 2.3 |
| Other liabilities | 24.9 | 26.5 |
| Commitments and contingencies (Note 13) | | |
| Stockholders' Equity: | | |
| Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued | - | - |
| Common stock, $0.01 par value; 120,000,000 shares authorized; 2011: 28,661,005 issued and 28,640,159 outstanding; 2010: 28,237,279 issued and 28,185,834 outstanding | 0.3 | 0.3 |
| Common stock held in treasury, at cost; 2011: 20,846 shares; 2010: 51,445 shares | (0.3) | (0.7) |
| Additional paid-in capital | 60.7 | 59.1 |
| Retained earnings | 95.8 | 73.6 |
| Accumulated other comprehensive loss | (76.7) | (39.3) |
| Total Stockholders' Equity | 79.8 | 93.0 |
| **Total Liabilities and Stockholders' Equity** | $ 592.2 | $ 582.2 |

The accompanying notes are an integral part of the consolidated financial statements.

## JOHN BEAN TECHNOLOGIES CORPORATION
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (In millions) | Year Ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | |
| Net income | $ 30.5 | $ 37.3 | $ 32.8 |
| Loss from discontinued operations, net of income taxes | 0.3 | 0.6 | - |
| Income from continuing operations | 30.8 | 37.9 | 32.8 |
| Adjustments to reconcile income from continuing operations to cash provided (required) by operating activities of continuing operations: | | | |
| Depreciation | 21.3 | 19.5 | 19.1 |
| Amortization | 2.8 | 3.4 | 3.5 |
| Stock-based compensation | 5.2 | 7.3 | 7.9 |
| Pension and other postretirement benefits (income) expense | (1.3) | (2.1) | 7.9 |
| Deferred income taxes | 3.4 | 8.8 | 6.6 |
| Other | 2.7 | (4.7) | 3.8 |
| Changes in operating assets and liabilities, net of effects of acquisitions: | | | |
| Trade receivables, net | 0.2 | (54.6) | 13.7 |
| Inventories | (19.8) | 3.3 | 22.8 |
| Accounts payable, trade and other | (2.0) | 19.1 | (3.4) |
| Advance payments and progress billings | 7.4 | (4.8) | (26.5) |
| Accrued pension and other postretirement benefits, net | (10.4) | (13.0) | (17.6) |
| Other assets and liabilities, net | (3.3) | (2.5) | (16.5) |
| Cash provided by continuing operating activities | 37.0 | 17.6 | 54.1 |
| Net cash required by discontinued operating activities | (0.6) | (0.1) | - |
| Cash provided by operating activities | 36.4 | 17.5 | 54.1 |
| **Cash Flows From Investing Activities:** | | | |
| Acquisitions | - | (0.4) | (6.7) |
| Capital expenditures | (20.8) | (24.3) | (19.8) |
| Proceeds from disposal of assets | 0.4 | 1.0 | 1.7 |
| Other | (1.0) | - | - |
| Cash required by investing activities | (21.4) | (23.7) | (24.8) |
| **Cash Flows From Financing Activities:** | | | |
| Net increase in short-term debt | 2.9 | - | - |
| Net (payments) proceeds on credit facilities | (8.1) | 11.8 | (53.3) |
| (Repayment) issuance of long-term debt | (1.6) | 2.9 | - |
| Excess tax benefits | 1.9 | 1.8 | 0.9 |
| Tax witholdings on stock-based compensation awards | (4.8) | (3.5) | - |
| Purchase of stock held in treasury | (0.3) | - | - |
| Dividends paid | (8.4) | (8.1) | (7.7) |
| Other | (0.1) | - | (0.1) |
| Cash (required) provided by financing activities | (18.5) | 4.9 | (60.2) |
| Effect of foreign exchange rate changes on cash and cash equivalents | (1.2) | 0.6 | 1.7 |
| Decrease in cash and cash equivalents | (4.7) | (0.7) | (29.2) |
| Cash and cash equivalents, beginning of period | 13.7 | 14.4 | 43.6 |
| Cash and cash equivalents, end of period | $ 9.0 | $ 13.7 | $ 14.4 |
| **Supplemental Cash Flow Information:** | | | |
| Interest paid | $ 6.8 | $ 7.9 | $ 8.6 |
| Income taxes paid | 10.8 | 16.5 | 8.5 |

The accompanying notes are an integral part of the consolidated financial statements.

## JOHN BEAN TECHNOLOGIES CORPORATION
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| (In millions) | Common Stock | Common Stock Held in Treasury | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Equity | Comprehensive Income (Loss) for the Year Ended |
|---|---|---|---|---|---|---|---|
| **December 31, 2008** | $ 0.3 | $ (0.8) | $ 41.9 | $ 20.2 | $ (70.4) | $ (8.8) | $ 2.6 |
| Net income | - | - | - | 32.8 | - | 32.8 | 32.8 |
| Issuance of common stock | - | - | 0.2 | - | - | 0.2 | |
| Excess tax benefits on stock-based payment arrangements | - | - | 0.9 | - | - | 0.9 | |
| Dividends on stock-based payment arrangements | - | - | - | (0.6) | - | (0.6) | |
| Net sales of common stock for employee benefit trust, at cost | - | 0.1 | 0.1 | - | - | 0.2 | |
| Common stock cash dividends | - | - | - | (7.7) | - | (7.7) | |
| Foreign currency translation adjustments | - | - | - | - | 12.3 | 12.3 | 12.3 |
| Derivatives designated as hedges, net of income taxes of $0.9 | - | - | - | - | 1.5 | 1.5 | 1.5 |
| Pension and other postretirement liability adjustments, net of income taxes of $13.2 | - | - | - | - | 20.6 | 20.6 | 20.6 |
| Stock-based compensation expense | - | - | 7.9 | - | - | 7.9 | |
| Adjustments related to the spin-off from former parent | - | - | 2.5 | - | - | 2.5 | |
| **December 31, 2009** | $ 0.3 | $ (0.7) | $ 53.5 | $ 44.7 | $ (36.0) | $ 61.8 | $ 67.2 |
| Net income | - | - | - | 37.3 | - | 37.3 | $ 37.3 |
| Issuance of common stock | - | - | - | - | - | - | |
| Taxes withheld on issuance of stock-based awards | - | - | (3.5) | - | - | (3.5) | |
| Excess tax benefits on stock-based payment arrangements | - | - | 1.8 | - | - | 1.8 | |
| Dividends on stock-based payment arrangements | - | - | - | (0.5) | - | (0.5) | |
| Common stock cash dividends | - | - | - | (7.9) | - | (7.9) | |
| Foreign currency translation adjustments | - | - | - | - | 3.1 | 3.1 | 3.1 |
| Derivatives designated as hedges, net of income taxes of $0.0 | - | - | - | - | 0.1 | 0.1 | 0.1 |
| Pension and other postretirement liability adjustments, net of income taxes of $4.3 | - | - | - | - | (6.5) | (6.5) | (6.5) |
| Stock-based compensation expense | - | - | 7.3 | - | - | 7.3 | |
| **December 31, 2010** | $ 0.3 | $ (0.7) | $ 59.1 | $ 73.6 | $ (39.3) | $ 93.0 | $ 34.0 |
| Net income | - | - | - | 30.5 | - | 30.5 | $ 30.5 |
| Issuance of common stock | - | 0.7 | (0.7) | - | - | - | |
| Taxes withheld on issuance of stock-based awards | - | - | (4.8) | - | - | (4.8) | |
| Excess tax benefits on stock-based payment arrangements | - | - | 1.9 | - | - | 1.9 | |
| Dividends on stock-based payment arrangements | - | - | - | (0.3) | - | (0.3) | |
| Common stock cash dividends | - | - | - | (8.0) | - | (8.0) | |
| Share repurchases | | (0.3) | | | | (0.3) | |
| Foreign currency translation adjustments | - | - | - | - | (7.4) | (7.4) | (7.4) |
| Derivatives designated as hedges, net of income taxes of $0.1 | - | - | - | - | 0.1 | 0.1 | 0.1 |
| Pension and other postretirement liability adjustments, net of income taxes of $19.1 | - | - | - | - | (30.1) | (30.1) | (30.1) |
| Stock-based compensation expense | - | - | 5.2 | - | - | 5.2 | |
| **December 31, 2011** | $ 0.3 | $ (0.3) | $ 60.7 | $ 95.8 | $ (76.7) | $ 79.8 | $ (6.9) |

The accompanying notes are an integral part of the consolidated financial statements.

**JOHN BEAN TECHNOLOGIES CORPORATION**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Consolidation***
The consolidated financial statements include the accounts of JBT Corporation and all wholly-owned subsidiaries. All intercompany investments, accounts, and transactions have been eliminated.

***Use of estimates***
Preparation of financial statements that follow accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual amounts could differ from these estimates.

***Cash and cash equivalents***
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

***Inventories***
Inventories are stated at the lower of cost or net realizable value, which includes an estimate for excess and obsolete inventories. Inventory costs include those costs directly attributable to products, including all manufacturing overhead but excluding costs to distribute. Cost is determined on the last-in, first-out ("LIFO") basis for all domestic inventories, except certain inventories relating to construction-type contracts, which are stated at the actual production cost incurred to date, reduced by the portion of these costs identified with revenue recognized. The first-in, first-out ("FIFO") method is used to determine the cost for all other inventories.

***Property, plant, and equipment***
Property, plant, and equipment are recorded at cost. Depreciation for financial reporting purposes is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements—20 to 35 years, buildings—20 to 50 years; and machinery and equipment—3 to 20 years). Gains and losses are reflected in other income, net on the consolidated statements of income upon the sale or retirement of assets. Expenditures that extend the useful lives of property, plant, and equipment are capitalized and depreciated over the estimated new remaining life of the asset.

***Capitalized software costs***
Other assets include the capitalized cost of internal use software (including Internet web sites). The assets are stated at cost less accumulated amortization and totaled $5.3 million and $5.5 million at December 31, 2011 and 2010, respectively. These software costs include significant purchases of software and internal and external costs incurred during the application development stage of software projects. These costs are amortized on a straight-line basis over the estimated useful lives of the assets. For internal use software, the useful lives range from three to ten years. For Internet web site costs, the estimated useful lives do not exceed three years.

***Goodwill***
We test goodwill for impairment annually during the fourth quarter and whenever events occur or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of our reporting units by first assessing qualitative factors to see if further testing of goodwill is required. If we conclude that it is more likely than not that a reporting unit's fair value is less than its carrying amount, then a quantitative test is required. We may also choose to bypass the qualitative assessment and perform the quantitative test. In performing the quantitative test, we determine the fair value of a reporting unit using the "income approach" valuation method. We use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. Our judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margin percentages, discount rates, perpetuity growth rates, future capital expenditures, working capital requirements, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered to not be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment, and we calculate an implied fair value of goodwill. The implied fair value is calculated as the difference between the fair value of the reporting unit and the fair value of the individual assets and liabilities of the reporting unit, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.

Based on our 2011 annual assessment, we determined that none of our goodwill was impaired.

***Intangible assets***
Our acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which generally range from 7 to 15 years. None of our acquired intangible assets have indefinite lives.

***Impairment of long-lived assets***
Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it is determined that an impairment loss has occurred, the loss is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

***Revenue recognition***
We recognize revenue when we have an agreement with the customer, the product has been delivered to the customer, the sales price is fixed or determinable and collectibility is assured.

Each customer arrangement is evaluated to determine the presence of multiple deliverables that represent separate elements of revenue recognition. For multiple-element revenue arrangements, such as the sale of equipment with a service agreement, we generally allocate the contract value to the various elements based on relative selling price for each element and recognize revenue consistent with the nature of each deliverable.

Our standard agreements do not generally include customer acceptance provisions. However, if there is a customer acceptance provision, the associated revenue is deferred until we have satisfied the acceptance provision.

Certain of our product sales recorded in the JBT AeroTech segment are generated from construction-type contracts and revenue is recognized under the percentage of completion method. Under this method, revenue is recognized as work progresses on each contract. However, revenue recognition does not begin until a substantial portion of the labor hours are incurred to ensure that revenue is not accelerated for materials procurement. We primarily measure progress toward completion by the cost-to-cost method. Any expected losses are charged to earnings, in total, in the period the losses are identified.

Progress billings generally are issued contingent on completion of certain phases of the work as stipulated in the contract. Revenue in excess of progress billings on contracts amounted to $54.6 million and $50.5 million at December 31, 2011 and 2010, respectively. These unbilled receivables are reported in trade receivables on the consolidated balance sheets. Progress billings and cash collections in excess of revenue recognized on a contract are classified as advance and progress payments on the balance sheets. All unbilled trade payables are accrued in other current liabilities when revenue is recognized. Unbilled trade payables were $6.6 million and $14.2 million at December 31, 2011 and 2010, respectively.

Service revenue is recognized either when performance is complete or proportionately over the period of the underlying contract, depending on the type of contract.

Some of our operating lease revenue is earned from full-service leases for which we are paid annual fixed rates plus, in some cases, payment based on production volumes. Revenue from production volumes is recognized when determinable and collectible.

We provide an allowance for doubtful accounts on trade receivables equal to the estimated uncollectible amounts. This estimate is based on historical collection experience and a specific review of each customer's trade receivable balance.

***Income taxes***
Income taxes are provided on income reported for financial statement purposes, adjusted for permanent differences between financial statement reporting and income tax regulations. Deferred tax assets and liabilities are measured using enacted tax rates for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established whenever management believes that it is more likely than not that deferred tax assets may not be realizable.

A liability for uncertain tax positions is recorded whenever management believes it is more likely than not that the position will not be realized upon settlement. Interest and penalties related to underpayment of income taxes are classified as income tax expense.

Income taxes are not provided on the Company's equity in undistributed earnings of foreign subsidiaries or affiliates when it is management's intention that such earnings will remain invested in those companies. Taxes are provided on such earnings in the year in which the decision is made to repatriate the earnings.

***Stock-based employee compensation***
We measure compensation cost on restricted stock awards based on the market price of our common stock at the grant date and the number of shares awarded. The compensation cost for each award is recognized ratably over the lesser of the stated vesting period or the period until the employee becomes retirement eligible, after taking into account estimated forfeitures.

***Foreign currency***
Financial statements of operations for which the U.S. dollar is not the functional currency are translated to the U.S. dollar prior to consolidation. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, while income statement accounts are translated at the average exchange rate for each period. For these operations, translation gains and losses are recorded as a component of accumulated other comprehensive loss in stockholders' equity until the foreign entity is sold or liquidated.

***Derivative financial instruments***
Derivatives are recognized in the consolidated balance sheets at fair value, with classification as current or non-current based upon the maturity of the derivative instrument. We do not offset fair value amounts for derivative instruments held with the same counterparty. Changes in the fair value of derivative instruments are recorded in current earnings or deferred in accumulated other comprehensive income (loss), depending on the type of hedging transaction and whether a derivative is designated as, and is effective as, a hedge.

We elected to discontinue the use of hedge accounting for all foreign currency derivative positions entered into since July of 2008. Accordingly, the changes in fair value of these contracts are recognized in earnings as they occur and, to the extent derivatives economically hedge existing assets or liabilities as opposed to anticipated transactions, offset gains or losses on the remeasurement of the related asset or liability. In the consolidated statements of income, earnings from foreign currency derivatives related to sales and remeasurement of sales-related assets, liabilities and contracts are recorded in revenue, while earnings from foreign currency derivatives related to purchases and remeasurement of purchase-related assets, liabilities and contracts are recorded in cost of sales. These gains and losses are recorded in other expense, net in the reconciliation of segment operating profit to income before income taxes.

When hedge accounting is applied, we ensure that the derivative is highly effective at offsetting changes in anticipated cash flows of the hedged item or transaction. Changes in fair value of derivatives that are designated as cash flow hedges are deferred in accumulated other comprehensive income (loss) until the underlying transactions are recognized in earnings. At such time, related deferred hedging gains or losses are also recorded in operating earnings on the same line as the hedged item. Effectiveness is assessed at the inception of the hedge and on a quarterly basis. Effectiveness of forward contract cash flow hedges is assessed based solely on changes in fair value attributable to the change in the spot rate. The change in the fair value of the contract related to the change in forward rates is excluded from the assessment of hedge effectiveness. Changes in this excluded component of the derivative instrument, along with any ineffectiveness identified, are recorded in operating earnings as incurred. We document our risk management strategy and method for assessing hedge effectiveness at the inception of and throughout the term of each hedge.

Cash flows from derivative contracts are reported in the consolidated statements of cash flows in the same categories as the cash flows from the underlying transactions.

***Reclassifications***
Certain amounts in prior years' financial information have been reclassified to conform to the current year presentation.

***Recently issued and adopted accounting pronouncements***
In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current quantitative two-step impairment test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. We elected to adopt this amendment during the fourth quarter impairment review process. The adoption of the amendment did not have a material impact on our consolidated financial statements.

## NOTE 2. INVENTORIES

Inventories as of December 31 consisted of the following:

| (In millions) | 2011 | 2010 |
|---|---|---|
| Raw materials | $ 61.6 | $ 65.8 |
| Work in process | 27.1 | 29.8 |
| Finished goods | 94.2 | 69.6 |
| Gross inventories before LIFO reserves and valuation adjustments | 182.9 | 165.2 |
| LIFO reserves and valuation adjustments | (60.6) | (58.5) |
| Net inventories | $ 122.3 | $ 106.7 |

Inventories accounted for under the LIFO method totaled $119.0 million and $100.4 million at December 31, 2011 and 2010, respectively. The current replacement costs of LIFO inventories exceeded their recorded values by $46.0 million and $44.7 million at December 31, 2011 and 2010, respectively. In 2010, certain inventory quantity reductions caused a liquidation of LIFO layers resulting in a benefit to our net income of $1.7 million.

## NOTE 3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31 consisted of the following:

| (In millions) | 2011 | 2010 |
|---|---|---|
| Land and land improvements | $ 7.1 | $ 7.0 |
| Buildings | 59.2 | 59.0 |
| Machinery and equipment | 282.3 | 280.4 |
| Construction in process | 7.2 | 7.8 |
| | 355.8 | 354.2 |
| Accumulated depreciation | (231.1) | (225.5) |
| Property, plant and equipment, net | $ 124.7 | $ 128.7 |

## NOTE 4. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment were as follows:

| (In millions) | JBT FoodTech | JBT AeroTech | Total |
|---|---|---|---|
| Balance as of January 1, 2010 | $ 20.1 | $ 8.1 | $ 28.2 |
| Currency translation | 0.3 | (0.1) | 0.2 |
| Balance as of December 31, 2010 | 20.4 | 8.0 | 28.4 |
| Currency translation | (0.1) | (0.1) | (0.2) |
| Balance as of December 31, 2011 | $ 20.3 | $ 7.9 | $ 28.2 |

The components of intangible assets as of December 31 were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| (In millions) | Gross carrying amount | Accumulated amortization | Gross carrying amount | Accumulated amortization |
| Customer lists | $ 17.1 | $ 8.9 | $ 17.3 | $ 8.2 |
| Patents and acquired technology | 24.9 | 23.9 | 25.4 | 24.2 |
| Trademarks | 15.5 | 6.7 | 15.7 | 6.3 |
| Other | 1.3 | 1.1 | 1.2 | 1.0 |
| Total intangible assets | $ 58.8 | $ 40.6 | $ 59.6 | $ 39.7 |

Intangible asset amortization expense was $1.5 million, $1.5 million and $1.7 million for 2011, 2010 and 2009, respectively. Annual amortization expense is expected to be $1.4 million in 2012 and 2013, $1.3 million in 2014, $1.2 million in 2015 and $1.1 million in 2016.

## NOTE 5. DEBT

Our debt as of December 31 consisted of the following:

| (In millions) | Weighted-Average Interest Rate at December 31, 2011 | Maturity Date | 2011 | 2010 |
|---|---|---|---|---|
| Short-term borrowings | | | | |
| Foreign credit facilities (1) | 6.0% | | $ 2.0 | $ - |
| Other | 4.6% | | 0.8 | - |
| Total short-term borrowings | | | $ 2.8 | $ - |
| Long-term debt | | | | |
| Senior unsecured notes | 6.66% | July 31, 2015 | $ 75.0 | $ 75.0 |
| Revolving credit facility (2) | 1.5% | July 31, 2013 | 60.7 | 68.7 |
| Brazilian Real loan | 4.5% | December 31, 2012 | 1.4 | 3.2 |
| Other | | | 0.1 | 0.2 |
| Total long-term debt | | | 137.2 | 147.1 |
| Less: current portion | | | (1.5) | (1.7) |
| Long-term debt, less current portion | | | $ 135.7 | $ 145.4 |

(1) Includes borrowings of $1.4 million under credit facilities with borrowing capacity of up to $6 million in China and $0.6 million under a $0.8 million facility in India.

(2) Borrowings bear interest, at our option, at LIBOR or an alternative base rate, which is the greater of JPMorgan Chase, N.A.'s Prime Rate or Federal Funds Rate plus 50 basis points, plus a margin dependent on our leverage ratio as defined in the credit agreement. We are required to make periodic interest payments on the borrowed amounts and pay an annual facility fee ranging from 17.5 to 35 basis points, depending on our leverage ratio. For the period from July 31, 2008 to January 29, 2010, we had an interest rate swap that fixed the interest rate on $50 million of our borrowings at 4.9%. For the period from January 30, 2010 to January 31, 2011, the interest rate swap fixed the interest on $25 million of our borrowings at 4.9%.

## NOTE 6. INCOME TAXES

Domestic and foreign components of income before income taxes for the years ended on December 31 are shown below:

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Domestic | $ 28.4 | $ 38.6 | $ 17.4 |
| Foreign | 18.4 | 20.7 | 31.5 |
| Income before income taxes | $ 46.8 | $ 59.3 | $ 48.9 |

The provision for income taxes for the years ended on December 31 consisted of:

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Current:** | | | |
| Federal | $ 4.9 | $ 4.8 | $ 1.8 |
| State | 1.0 | 0.8 | 0.6 |
| Foreign | 6.7 | 7.0 | 7.1 |
| Total current | 12.6 | 12.6 | 9.5 |
| **Deferred:** | | | |
| (Decrease) increase in the valuation allowance for deferred tax assets | (1.2) | 0.2 | (1.1) |
| Other deferred tax expense, net | 4.6 | 8.6 | 7.7 |
| Total deferred | 3.4 | 8.8 | 6.6 |
| Provision for income taxes | $ 16.0 | $ 21.4 | $ 16.1 |

Significant components of our deferred tax assets and liabilities at December 31 were as follows:

| (In millions) | 2011 | 2010 |
|---|---|---|
| **Deferred tax assets attributable to:** | | |
| Accrued pension and other postretirement benefits | $ 37.8 | $ 21.9 |
| Accrued expenses and accounts receivable allowances | 10.0 | 13.4 |
| Net operating loss carryforwards | 8.6 | 6.3 |
| Inventories | 7.1 | 6.8 |
| Stock-based compensation | 5.0 | 4.4 |
| Foreign tax credit carryforward | 2.9 | 3.4 |
| Deferred tax asset | 71.4 | 56.2 |
| Valuation allowance | (0.8) | (2.0) |
| Deferred tax assets, net of valuation allowance | 70.6 | 54.2 |
| **Deferred tax liabilities attributable to:** | | |
| Liquidation of subsidiary for income tax purposes | 13.3 | 13.3 |
| Property, plant and equipment, goodwill and other assets | 16.1 | 13.9 |
| Foreign exchange | - | 2.3 |
| Deferred tax liabilities | 29.4 | 29.5 |
| **Net deferred tax assets** | $ 41.2 | $ 24.7 |

Included in our deferred tax assets are tax benefits related to net operating loss carryforwards attributable to our foreign operations. At December 31, 2011, we had $16.7 million of net operating losses that are available to offset future taxable income in several foreign jurisdictions indefinitely, and $10.2 million of net operating losses that are available to offset future taxable income through 2026. Also included in our deferred tax assets at December 31, 2011 are $2.9 million of foreign tax credit carryforwards, which will expire between 2015 and 2019 if unused. We anticipate fully utilizing the net operating loss carryforwards and the foreign tax credits before any expiration.

Included in our deferred tax assets at December 31, 2011 are tax benefits related to accrued expenses and accounts receivable allowances. A portion of the accrued expenses and accounts receivable allowances are due to uncollectible accounts receivable of a foreign operation for which it is more likely than not that we will not be able to realize a tax benefit. Therefore, we continue to carry a valuation allowance against the related deferred tax assets.

The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Statutory U.S. federal tax rate** | 35 % | 35 % | 35 % |
| **Net difference resulting from:** | | | |
| Foreign earnings subject to different tax rates | (2) | (2) | (4) |
| Nondeductible expenses | 1 | 2 | 2 |
| State income taxes | 3 | 3 | 2 |
| Foreign tax credits | (4) | (2) | (2) |
| Foreign withholding taxes | 2 | 2 | 1 |
| Change in valuation allowance | (3) | - | (2) |
| Other | 2 | (2) | 1 |
| Total difference | (1) | 1 | (2) |
| **Effective income tax rate** | 34 % | 36 % | 33 % |

U.S. income taxes have not been provided on $80.9 million of undistributed earnings of foreign subsidiaries at December 31, 2011 as these amounts are considered permanently invested. A liability could arise if our intention to permanently invest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to the hypothetical distribution of permanently invested earnings.

During 2011, we recorded $0.3 million in net unrecognized tax benefits as a result of uncertain tax positions taken in the current period. Prior to 2011, we had $0.4 million of unrecognized tax benefits. The entire $0.7 million in unrecognized tax benefits would affect the effective tax rate, if ultimately recognized, and is recorded in other liabilities in the consolidated balance sheet as resolution is not anticipated in the next 12 months.

We are a party to a Tax Sharing Agreement with FMC Technologies whereby we have agreed to indemnify FMC Technologies for any additional tax liability resulting from JBT Corporation businesses. We are not aware of any additional tax liability.

The following tax years remain subject to examination in the following jurisdictions:

| | |
|---|---|
| United States | 2008 – 2011 |
| Sweden | 2006 – 2011 |
| Brazil | 2008 – 2011 |

## NOTE 7. PENSION AND POSTRETIREMENT AND OTHER BENEFIT PLANS

We sponsor qualified and nonqualified defined benefit pension plans that together cover substantially all of our U.S. employees. The plans provide defined benefits based on years of service and final average salary. We also provide postretirement medical and life insurance benefits to some of our U.S. employees. The postretirement medical plan is contributory while the postretirement life insurance plan is noncontributory. Foreign-based employees are eligible to participate in JBT Corporation-sponsored or government sponsored benefit plans to which we contribute. We also sponsor separate defined contribution plans that cover substantially all of our U.S. employees and some international employees.

On September 15, 2009, we amended our domestic defined benefit pension plans to discontinue future benefit accruals for active non-union participants after December 31, 2009. Additionally, the domestic defined benefit pension plans were amended to freeze any future participation in such plans by non-union employees as of January 1, 2010.

The funded status of our pension and postretirement benefit plans, together with the associated balances recognized in our consolidated financial statements as of December 31, 2011 and 2010, were as follows:

| | Pensions | | Other postretirement benefits | |
|---|---|---|---|---|
| **(In millions)** | **2011** | **2010** | **2011** | **2010** |
| Projected benefit obligation at January 1 | $ 275.2 | $ 250.7 | $ 7.7 | $ 7.3 |
| Service cost | 1.5 | 1.3 | 0.1 | 0.1 |
| Interest cost | 14.4 | 14.2 | 0.4 | 0.4 |
| Actuarial loss | 30.6 | 20.8 | - | 0.3 |
| Curtailments | (0.4) | - | - | - |
| Settlements | - | (0.9) | - | - |
| Plan amendments | 0.6 | - | - | - |
| Plan participants' contributions | 0.2 | 0.2 | - | - |
| Benefits paid | (11.7) | (11.1) | (0.4) | (0.4) |
| Currency translation adjustments | (0.9) | - | - | - |
| Projected benefit obligation at December 31 | $ 309.5 | $ 275.2 | $ 7.8 | $ 7.7 |
| Fair value of plan assets at January 1 | $ 207.5 | $ 178.8 | $ - | $ - |
| Company contributions | 10.0 | 12.7 | 0.4 | 0.4 |
| Actual return on plan assets | (0.6) | 28.4 | - | - |
| Plan participants' contributions | 0.2 | 0.2 | - | - |
| Benefits paid | (11.7) | (11.9) | (0.4) | (0.4) |
| Currency translation adjustments | (0.3) | (0.7) | - | - |
| Fair value of plan assets at December 31 | $ 205.1 | $ 207.5 | $ - | $ - |
| Amounts recognized in the Consolidated Balance Sheets at December 31 | | | | |
| Other current liabilities | $ (2.5) | $ (1.9) | $ (0.5) | $ (0.5) |
| Accrued pension and other postretirement benefits, less current portion | (101.9) | (65.8) | (7.3) | (7.2) |
| Net amount recognized | $ (104.4) | $ (67.7) | $ (7.8) | $ (7.7) |

Amounts recognized in accumulated other comprehensive loss at December 31 were as follows:

| (In millions) | Pensions | | Other postretirement benefits | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| Unrecognized actuarial loss (gain) | $ 130.8 | $ 82.8 | $ (0.1) | $ (0.1) |
| Unrecognized prior service cost (credit) | 0.8 | 0.5 | (1.1) | (2.0) |
| Total recognized in accumulated other comprehensive loss | $ 131.6 | $ 83.3 | $ (1.2) | $ (2.1) |

The accumulated benefit obligation for all pension plans was $304.6 million and $270.0 million at December 31, 2011 and 2010. Key information for our plans with accumulated benefit obligation in excess of plan assets as of December 31 was as follows:

| (In millions) | 2011 | 2010 |
|---|---|---|
| Aggregate projected benefit obligation | $ 309.5 | $ 275.2 |
| Aggregate accumulated benefit obligation | 304.6 | 270.0 |
| Aggregate fair value of plan assets | 205.1 | 207.5 |

Pension and other postretirement benefit costs for the years ended December 31 were as follows:

| (In millions) | Pensions | | | Other postretirement benefits | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| Service cost | $ 1.5 | $ 1.3 | $ 8.4 | $ 0.1 | $ 0.1 | $ 0.1 |
| Interest cost | 14.4 | 14.2 | 15.1 | 0.4 | 0.4 | 0.4 |
| Expected return on plan assets | (18.5) | (18.2) | (17.5) | - | - | - |
| Curtailment gain | (0.1) | - | (0.8) | - | - | - |
| Settlement charge | - | 0.4 | 0.5 | - | - | - |
| Special termination benefit charge | - | - | 0.2 | - | - | - |
| Amortization of prior service credit | 0.2 | - | (0.1) | (0.9) | (0.9) | (0.9) |
| Amortization of net actuarial loss (gain) | 1.6 | 0.6 | 2.5 | - | - | - |
| Total (income) costs | $ (0.9) | $ (1.7) | $ 8.3 | $ (0.4) | $ (0.4) | $ (0.4) |

Pre-tax changes in projected benefit obligations and plan assets recognized in other comprehensive income during 2011 were as follows:

| (In millions) | Pensions | Other postretirement benefits |
|---|---|---|
| Actuarial loss arising during the year | $ 49.5 | $ - |
| Amortization of net actuarial loss | (1.6) | - |
| Prior service cost | 0.6 | - |
| Amortization of prior service credit | (0.2) | 0.9 |
| Total loss recognized in other comprehensive loss | 48.3 | 0.9 |
| Total recognized in net periodic benefit cost and other comprehensive income | $ 47.4 | $ 0.5 |

We expect to amortize $3.2 million of net actuarial loss and $0.6 million of prior service credit from accumulated other comprehensive income into net periodic benefit cost in 2012. Unrecognized actuarial losses are amortized on a straight-line basis over the average remaining lifetime of employees eligible to receive benefits under the frozen plans and over the average remaining service period of employees eligible to receive benefits under all other plans. Prior service credits are amortized on a straight-line basis over the average remaining service period of employees eligible to receive benefits under the plan.

The following weighted-average assumptions were used to determine the benefit obligations:

| | Pensions | | Other postretirement benefits | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| Discount rate | 4.55% | 5.31% | 4.60% | 5.45% |
| Rate of compensation increase | 3.42% | 3.45% | - | - |

The following weighted-average assumptions were used to determine net periodic benefit cost:

| | Pensions | | | Other postretirement benefits | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| Discount rate | 5.32% | 5.81% | 6.05% | 5.45% | 6.00% | 6.35% |
| Rate of compensation increase | 3.42% | 3.45% | 3.94% | - | - | - |
| Expected rate of return on plan assets | 8.35% | 8.58% | 8.60% | - | - | - |

The estimate of expected rate of return on plan assets is based primarily on the historical performance of plan assets, current market conditions and long-term growth expectations.

Assumed health care cost trend rates for future periods will not have an effect on the amounts reported for the postretirement health care plan since our benefit obligation under the plan was fully capped at the 2002 benefit level. Accordingly, a one percentage point change in the assumed health care cost trend rates would not have a significant effect on total service and interest costs or on our postretirement health care obligation under this plan.

***Plan assets***

Our pension investment strategy balances the requirements to generate returns using higher-returning assets, such as equity securities, with the need to control risk in the pension plan with less volatile assets, such as fixed-income securities. Risks include, among others, the likelihood of the pension plans becoming underfunded, thereby increasing their dependence on Company contributions. The assets are managed by professional investment firms and performance is evaluated against specific benchmarks. Our target asset allocations and actual allocation as of December 31, 2011 and 2010 were as follows:

| | Target | 2011 | 2010 |
|---|---|---|---|
| Equity | 30% - 70% | 48% | 49% |
| Fixed income | 20% - 40% | 30% | 28% |
| Real estate and other | 10% - 30% | 20% | 20% |
| Cash | 0% - 10% | 2% | 3% |
| | 100% | 100% | 100% |

Our actual pension plans' asset allocations by level within the fair value hierarchy are presented in the following table:

| (In millions) | As of December 31, 2011 | | | | As of December 31, 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 |
| Cash and cash equivalents | $ 4.7 | $ 4.7 | $ - | $ - | $ 6.8 | $ 6.8 | $ - | $ - |
| Equity securities | | | | | | | | |
| Large cap (1) | 58.7 | - | 58.7 | - | 60.6 | - | 60.6 | - |
| Small cap (2) | 38.1 | 38.1 | - | - | 40.1 | 40.1 | - | - |
| Fixed income securities | | | | | | | | |
| Government securities (3) | 39.2 | - | 39.2 | - | 36.4 | - | 36.4 | - |
| Corporate bonds (4) | 22.5 | 5.7 | 16.8 | - | 22.3 | 5.4 | 16.9 | - |
| Real estate and other investments (5) | 41.9 | 32.1 | 9.8 | - | 41.3 | 30.9 | 10.4 | - |
| Total assets at fair value | $ 205.1 | $ 80.6 | $ 124.5 | $ - | $ 207.5 | $ 83.2 | $ 124.3 | $ - |

(1) Includes funds that invest primarily in large cap equity securities.
(2) Includes small cap equity securities and funds that invest primarily in small cap equity securities.
(3) Includes U.S. government securities and funds that invest primarily in U.S. government bonds, including treasury inflation protected securities.
(4) Includes investment grade bonds, high yield bonds and mortgage-backed fixed income securities and funds that invest in such securities.
(5) Includes funds that invest primarily in REITs, funds that invest in commodities and investments in insurance contracts held by one of our foreign pension plans.

The fair value of assets classified as Level 1 is based on unadjusted quoted prices in active markets for identical assets. The fair value of assets classified as Level 2 is based on quoted prices for similar assets or based on inputs either directly or indirectly observable as of the reporting date. Such inputs include net asset values reported at a minimum on a monthly basis by investment funds or contract values provided by the issuing insurance company. We are able to sell any of our investment funds with notice of no more than 30 days. For more information on a description of the fair value hierarchy, see Note 12.

*Contributions*
We expect to contribute approximately $11.9 million to our pension and other postretirement benefit plans in 2012. The pension contributions will be primarily for the U.S. qualified pension plan. All of the contributions are expected to be in the form of cash.

*Estimated future benefit payments*
The following table summarizes expected benefit payments from our various pension and postretirement benefit plans through 2021. Actual benefit payments may differ from expected benefit payments.

| (In millions) | Pensions | Other postretirement benefits |
|---|---|---|
| 2012 | $ 12.6 | $ 0.5 |
| 2013 | 13.3 | 0.5 |
| 2014 | 15.0 | 0.6 |
| 2015 | 15.1 | 0.6 |
| 2016 | 14.2 | 0.6 |
| 2017-2021 | 84.4 | 3.2 |

*Savings Plans*
Our U.S. and some international employees participate in defined contribution savings plans that we sponsor. These plans generally provide company matching contributions on participants' voluntary contributions and/or company non-elective contributions. Additionally, certain highly compensated employees participate in a non-qualified deferred compensation plan, which also allows for company matching contributions and company non-elective contributions on compensation in excess of the Internal Revenue Code Section 401(a)(17) limit. The expense for matching contributions was $9.0 million, $8.2 million and $4.4 million in 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, we had investments totaling $10.2 million and $9.8 million, respectively, classified as trading securities for a non-qualified deferred compensation plan. We recorded an unrealized loss of $0.6 million on these investments for the year ended December 31, 2011 and an unrealized gain of $1.0 million for the year ended December 31, 2010, which are reported in other income, net in the consolidated statements of income.

## NOTE 8. STOCK-BASED COMPENSATION

We recorded stock-based compensation expense and related income tax effects for the years ended December 31 as follows:

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Stock-based compensation expense | $ 5.2 | $ 7.3 | $ 7.9 |
| Tax benefit recorded in consolidated statements of income | $ 1.9 | $ 2.5 | $ 2.6 |

As of December 31, 2011, there was $4.5 million of unrecognized stock-based compensation expense for outstanding awards expected to be recognized over a weighted average period of 1.5 years.

*Incentive Compensation Plan*
We sponsor a stock-based compensation plan (the "Incentive Compensation Plan") that provides certain incentives and awards to our officers, employees, directors and consultants. The Incentive Compensation Plan allows our Board of Directors (the "Board") to make various types of awards to non-employee directors and the Compensation Committee (the "Committee") of the Board to make various types of awards to other eligible individuals. Awards that may be issued include common stock, stock options, stock appreciation rights, restricted stock and stock units.

Grants of common stock options may be incentive and/or nonqualified stock options. Under the Incentive Compensation Plan, the exercise price for options cannot be less than the market value of our common stock at the date of grant. Options vest in accordance with the terms of the award as determined by the Committee, which is generally after three years of service, and expire not later than 10 years after the grant date. Restricted stock grants specify any applicable performance goals, the time and rate of vesting and such other provisions as determined by the Committee. Restricted stock grants generally vest after three years of service. Additionally, most awards vest immediately upon a change of control as defined in the Incentive Compensation Plan agreement. A total of 3.7 million shares of our common stock are authorized to be issued under the Incentive Compensation Plan.

***Restricted Stock Units***
A summary of the nonvested restricted stock units as of December 31, 2011 and changes during the year are presented below:

| | Shares | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at December 31, 2010 | 1,588,183 | $ 12.81 |
| Granted | 215,062 | $ 18.72 |
| Vested | (689,549) | $ 11.97 |
| Forfeited | (17,120) | $ 14.20 |
| Nonvested at December 31, 2011 | 1,096,576 | $ 14.49 |

We granted time-based and performance-based restricted stock units that vest after three years. The fair value of these awards was determined using the market value of our common stock on the grant date. Compensation cost is recognized over the lesser of the stated vesting period or the period until the employee reaches age 62, the retirement eligible age under the plan.

For current year performance-based awards, the number of shares to be issued was dependent upon our performance relative to prior year with respect to growth in earnings and net contribution (which is an economic value added measure calculated by determining the amount by which our net income from continuing operations, after adding back interest expense, exceeds our cost of capital) for the year ended December 31, 2011. Based on results for the performance period, we will issue a total of 36,711 shares at the vesting date in January 2014. Compensation cost has been measured for 2011 based on the actual outcome of the performance conditions.

The following summarizes values for restricted stock activity in each of the years in the three year period ended December 31, 2011:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Weighted-average grant-date fair value of restricted stock units granted | $ 18.72 | $ 16.75 | $ 11.00 |
| Fair value of restricted stock vested (in millions) | $ 14.2 | $ 13.1 | $ - |

***Stock Options***
There were no options granted, forfeited or expired during the year ended December 31, 2011. The following shows the stock option activity for the year ended December 31, 2011:

| (Intrinsic value in millions) | Shares Under Option | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding and exercisable at December 31, 2010 | 73,986 | $ 2.69 | 2.8 | $ 1.3 |
| Exercised | (20,091) | $ 2.47 | | |
| Outstanding and exercisable at December 31, 2011 | 53,895 | $ 2.78 | 1.9 | $ 0.7 |

The aggregate intrinsic value reflects the value to the option holders, or the difference between the market price as of December 31, 2011 and the exercise price of the option, which would have been received by the option holders had all options been exercised as of that date. While the intrinsic value is representative of the value to be gained by the option holders, this value is not indicative of our compensation expense. Compensation expense on stock options was calculated on the date of grant using the fair value of the options, as determined by a Black-Scholes option pricing model and the number of options granted, reduced by estimated forfeitures. The intrinsic value of options exercised in the three years ended December 31, 2011, 2010 and 2009, was $0.2 million, $0.5 million and $0.9 million, respectively.

## NOTE 9. STOCKHOLDERS' EQUITY

The following is a summary of our capital stock activity for the year ended on December 31, 2011:

| | Common stock issued | Common stock held in treasury |
|---|---|---|
| December 31, 2010 | 28,237,279 | 51,445 |
| Stock awards | 403,635 | (51,445) |
| Options exercised | 20,091 | - |
| Treasury stock purchases | - | 20,846 |
| December 31, 2011 | 28,661,005 | 20,846 |

On October 27, 2011, the Board authorized a share repurchase program for up to $30 million of our common stock through December 31, 2014. We entered into a trading plan created pursuant to Rule 10b5-1(c) of the Securities Exchange Act in the fourth quarter and repurchased $0.3 million of common stock. Repurchased shares become treasury shares, which are accounted for using the cost method and are used for future incentive compensation awards under the Incentive Compensation Plan.

On July 31, 2008, our Board declared a dividend distribution to each recordholder of common stock of one Preferred Share Purchase Right for each share of common stock outstanding on that date. Each right entitles the holder to purchase, under certain circumstances related to a change in control of the Company, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01, at a price of $72 per share (subject to adjustment), subject to the terms and conditions of a Rights Agreement dated July 31, 2008. The rights expire on July 31, 2018, unless redeemed by us at an earlier date. The redemption price of $0.01 per right is subject to adjustment to reflect stock splits, stock dividends or similar transactions. We have reserved 1,500,000 shares of Series A Junior Participating Preferred Stock for possible issuance under the agreement.

Accumulated other comprehensive loss as of December 31 consisted of the following:

| (In millions) | 2011 | 2010 |
|---|---|---|
| Cumulative foreign currency translation adjustments | $ 3.7 | $ 11.1 |
| Cumulative deferral of hedging net losses, net of tax of $0.2 in 2011 and $0.3 in 2010 | (0.3) | (0.4) |
| Cumulative deferral of pension net losses, net of tax of $50.3 in 2011 and $31.2 in 2010 | (80.1) | (50.0) |
| Accumulated other comprehensive loss | $ (76.7) | $ (39.3) |

## NOTE 10. EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities.

The following table sets forth the computation of basic and diluted EPS utilizing the income from continuing operations for the respective periods and our basic and dilutive shares outstanding:

| (In millions, except per share data) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Basic earnings per share: | | | |
| Income from continuing operations | $ 30.8 | $ 37.9 | $ 32.8 |
| Weighted average number of shares outstanding | 28.8 | 28.3 | 27.6 |
| Basic earnings per share from continuing operations | $ 1.07 | $ 1.34 | $ 1.19 |
| Diluted earnings per share: | | | |
| Income from continuing operations | $ 30.8 | $ 37.9 | $ 32.8 |
| Weighted average number of shares outstanding | 28.8 | 28.3 | 27.6 |
| Effect of dilutive securities: | | | |
| Options on common stock | - | - | 0.1 |
| Restricted stock | 0.5 | 0.8 | 0.9 |
| Total shares and dilutive securities | 29.3 | 29.1 | 28.6 |
| Diluted earnings per share from continuing operations | $ 1.05 | $ 1.30 | $ 1.15 |

## NOTE 11. DERIVATIVE FINANCIAL INSTRUMENTS AND CREDIT RISK

***Derivative financial instruments***

We hold derivative financial instruments for the purpose of hedging foreign currency risks and interest rate risks of certain identifiable and anticipated transactions.

We manufacture and sell our products in a number of countries throughout the world and, as a result, are exposed to movements in foreign currency exchange rates. Our major foreign currency exposures involve the markets in Western Europe, South America and Asia. The purpose of our foreign currency hedging activities is to manage the economic impact of exchange rate volatility associated with anticipated foreign currency purchases and sales created in the normal course of business. We primarily utilize forward exchange contracts with maturities of less than 2 years. As of December 31, 2011, we held forward exchange contracts with an aggregate notional value of $395.2 million. Many of our sales and purchase contracts are written contemplating this risk and therefore contain embedded derivatives, which we consider part of our risk management policy.

Additionally, during 2010 and through January 31, 2011, we had an interest rate swap that fixed the annual interest rate on a portion of our borrowings under the credit facility at 4.9%.

Our policy is to hold derivatives only for the purpose of hedging risks and not for trading purposes where the objective is solely to generate profit. Generally, we enter into hedging relationships such that changes in the fair values or cash flows of items and transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives.

The following table presents the fair value of derivative instruments included within the consolidated balance sheets:

| (In millions) | As of December 31, 2011 | | As of December 31, 2010 | |
|---|---|---|---|---|
| | Asset Derivatives (1) | Liability Derivatives (2) | Asset Derivatives (1) | Liability Derivatives (2) |
| Derivatives designated as hedging instruments: | | | | |
| Interest rate swap contract | $ - | $ - | $ - | $ 0.2 |
| Foreign exchange contracts (3) | - | 0.2 | - | 0.4 |
| Total derivatives designated as hedging instruments | - | 0.2 | - | 0.6 |
| Derivatives not designated as hedging instruments: | | | | |
| Foreign exchange contracts | 6.2 | 4.4 | 11.9 | 8.2 |
| Total derivatives not designated as hedging instruments | $ 6.2 | $ 4.4 | $ 11.9 | $ 8.2 |

(1) Included in other current assets and other assets in the consolidated balance sheets.
(2) Included in other current liabilities and other liabilities in the consolidated balance sheets.
(3) Includes one foreign exchange contract with a notional value of $2.0 million as of December 31, 2011, and two foreign exchange contracts with an aggregate notional value of $4.0 million as of December 31, 2010.

Refer to Note 12: Fair Value of Financial Instruments for a description of how financial instruments are valued.

The following table presents the effective portion of the gains and losses on derivative instruments affecting the consolidated statements of income:

| Derivatives designated as cash flow hedges | Amount of Gain (Loss) Recognized in OCI on Derivatives (1) | | Location of Gain (Loss) Reclassified from AOCI into Income | Amount of Gain (Loss) Reclassified from AOCI into Income (1) | |
|---|---|---|---|---|---|
| (In millions) | 2011 | 2010 | | 2011 | 2010 |
| Interest rate swap contract | $ - | $ (0.1) | Net interest expense | $ (0.1) | $ (0.7) |
| Foreign exchange contracts | 0.1 | (0.4) | Revenue | - | - |
| Total | $ 0.1 | $ (0.5) | | $ (0.1) | $ (0.7) |

(1) For the years ended December 31, 2011 and 2010, we recorded in other income, net an immaterial amount of ineffectiveness from cash flow hedges.

As of December 31, 2011, we do not expect to reclassify a significant amount from accumulated other comprehensive loss into earnings within the next 12 months. All forecasted transactions currently being hedged are expected to occur by 2013.

The following table presents the location and amount of gain (loss) on derivatives, remeasurement of assets and liabilities in foreign currencies and net impact recognized in the consolidated statements of income:

| Derivatives not designated as hedging instruments | Location of Gain (Loss) Recognized in Income on Derivatives | Amount of Gain (Loss) Recognized in Income on Derivatives | | |
|---|---|---|---|---|
| (In millions) | | 2011 | 2010 | 2009 |
| Foreign exchange contracts | Revenue | $ 4.4 | $ 12.2 | $ 8.6 |
| Foreign exchange contracts | Cost of sales | 0.9 | (1.6) | (1.2) |
| Foreign exchange contracts | Other income, net | 1.1 | 0.3 | 0.5 |
| Total | | 6.4 | 10.9 | 7.9 |
| Remeasurement of assets and liabilities in foreign currencies | | 1.3 | (3.2) | (1.6) |
| Net gain on foreign currency transactions | | $ 7.7 | $ 7.7 | $ 6.3 |

***Credit risk***
By their nature, financial instruments involve risk including credit risk for non-performance by counterparties. Financial instruments that potentially subject us to credit risk primarily consist of trade receivables and derivative contracts. We manage the credit risk on financial instruments by transacting only with financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. Allowances for losses are established based on collectibility assessments.

## NOTE 12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into a three level hierarchy based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1*: Unadjusted quoted prices in active markets for identical assets and liabilities.
- *Level 2*: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3*: Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

| | As of December 31, 2011 | | | | As of December 31, 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| **(In millions)** | **Total** | **Level 1** | **Level 2** | **Level 3** | **Total** | **Level 1** | **Level 2** | **Level 3** |
| Assets: | | | | | | | | |
| Investments | $ 10.5 | $ 10.5 | $ - | $ - | $ 9.9 | $ 9.9 | $ - | $ - |
| Derivatives | 6.2 | - | 6.2 | - | 11.9 | - | 11.9 | - |
| Total assets | $ 16.7 | $ 10.5 | $ 6.2 | $ - | $ 21.8 | $ 9.9 | $ 11.9 | $ - |
| Liabilities: | | | | | | | | |
| Derivatives | $ 4.6 | $ - | $ 4.6 | $ - | $ 8.8 | $ - | $ 8.8 | $ - |

Investments are valued based on quoted prices in active markets for identical assets or liabilities. We use the income approach to measure the fair value of derivative instruments on a recurring basis. This approach calculates the present value of the future cash flow by measuring the change from the derivative contract rate and the published market indicative currency and interest rates, multiplied by the contract notional values, and includes a factor of credit risk.

The carrying amounts of cash and cash equivalents, trade receivables and accounts payable, as well as financial instruments included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair values because of their short-term maturities.

The carrying values and the estimated fair values of our debt financial instruments as of December 31 are as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| **(In millions)** | **Carrying Value** | **Estimated Fair Value** | **Carrying Value** | **Estimated Fair Value** |
| Senior unsecured notes | $ 75.0 | $ 85.1 | $ 75.0 | $ 84.8 |
| Revolving credit facility | 60.7 | 60.7 | 68.7 | 68.7 |
| Foreign credit facilities | 2.0 | 2.0 | - | - |
| Brazilian Real loan | 1.4 | 1.3 | 3.2 | 2.8 |
| Other | 0.9 | 0.9 | 0.2 | 0.2 |

There is no active or observable market for our senior unsecured notes or our Brazilian Real loan. Therefore, the estimated fair value of the notes and the loan are based on discounted cash flows using current interest rates available for debt with similar terms and remaining maturities. The estimate of the all-in interest rate for discounting the notes and the loan are based on a broker quote for notes and a loan with similar terms. We do not have a rate adjustment for risk profile changes, covenant issues or credit rating changes, therefore the broker quote is deemed to be the closest approximation of current market rates. The carrying values of the remaining borrowings approximate their fair values due to their variable interest rates.

## NOTE 13. COMMITMENTS AND CONTINGENCIES

We are involved in legal proceedings arising in the ordinary course of business. Although the results of litigation cannot be predicted with certainty, we do not believe that the resolution of the proceedings that we are involved in, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

Under the Separation and Distribution Agreement with FMC Technologies, we have assumed liabilities related to specified legal proceedings arising from our business prior to the spin-off. As a result, although FMC Technologies will in many cases remain the named defendant, we will manage the litigation and indemnify FMC Technologies for costs, expenses and judgments arising from existing litigation. We do not believe that any existing litigation we have assumed will have a material effect on our business, results of operations or financial condition.

### *Guarantees and Product Warranties*

In the ordinary course of business with customers, vendors and others, we issue standby letters of credit, performance bonds, surety bonds and other guarantees. These financial instruments, which totaled approximately $88.8 million at December 31, 2011, represent guarantees of our future performance. We also have provided approximately $6.3 million of bank guarantees and letters of credit to secure a portion of our existing financial obligations. The majority of these financial instruments expire within two years; we expect to replace them through the issuance of new or the extension of existing letters of credit and surety bonds. In some instances, we guarantee a small portion of our customers' financing arrangements and retain recourse to the equipment sold. As of December 31, 2011, the maximum future payment obligation under such guarantees was $2.3 million and the associated liability balance was $0.3 million. Historically, we have not made significant payments associated with guarantees of our customers' financing arrangements.

We provide warranties of various lengths and terms to certain of our customers based on standard terms and conditions and negotiated agreements. We provide for the estimated cost of warranties at the time revenue is recognized for products where reliable, historical experience of warranty claims and costs exists. We also provide a warranty liability when additional specific obligations are identified. The obligation reflected in other current liabilities in the balance sheets is based on historical experience by product and considers failure rates and the related costs in correcting a product failure. Warranty cost and accrual information is as follows:

| (In millions) | 2011 | 2010 |
|---|---|---|
| Balance at beginning of year | $ 8.0 | $ 7.3 |
| Expenses for new warranties | 8.2 | 8.0 |
| Adjustments to existing accruals | (0.7) | (0.1) |
| Claims paid | (8.2) | (7.2) |
| Balance at end of year | $ 7.3 | $ 8.0 |

### *Leases*

We lease office space, manufacturing facilities and various types of manufacturing and data processing equipment. Leases of real estate generally provide that we pay for repairs, property taxes and insurance. Substantially all leases are classified as operating leases for accounting purposes. Rent expense under operating leases amounted to $10.9 million, $10.1 million and $8.6 million in 2011, 2010 and 2009, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2011, for the following fiscal years were:

| (In millions) | Total Amount | 2012 | 2013 | 2014 | 2015 | 2016 | After 2016 |
|---|---|---|---|---|---|---|---|
| Operating lease obligations | $ 27.2 | $ 6.0 | $ 4.7 | $ 3.7 | $ 2.9 | $ 1.4 | $ 8.5 |

## NOTE 14. BUSINESS SEGMENTS

Our determination of the two reportable segments was made on the basis of our strategic business units and the commonalities among the products and services within each segment, and corresponds to the manner in which management reviews and evaluates operating performance. Certain similar operating segments that meet applicable criteria established in the guidance for segment reporting have been combined.

Our reportable segments are:

- JBT FoodTech—designs, manufactures and services technologically sophisticated food processing systems used for, among other things, fruit juice production, frozen food production, in-container food production and convenience food preparation by the food industry.

- JBT AeroTech—designs, manufactures and services technologically sophisticated ground support equipment, airport gate equipment, automated systems and services for airport authorities, airlines, airfreight, ground handling companies, the military and other industries.

Total revenue by segment includes intersegment sales, which are made at prices that reflect, as nearly as practicable, the market value of the transaction. Segment operating profit is defined as total segment revenue less segment operating expenses. The following items have been excluded in computing segment operating profit: corporate staff expense, foreign currency related gains and losses, LIFO provisions, restructuring costs, certain employee benefit expenses, interest income and expense and income taxes.

***Segment revenue and segment operating profit***

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Revenue** | | | |
| JBT FoodTech | $ 542.6 | $ 520.8 | $ 515.8 |
| JBT AeroTech | 407.4 | 351.2 | 320.7 |
| Other revenue (1) and intercompany eliminations | 5.8 | 8.4 | 5.1 |
| Total revenue | $ 955.8 | $ 880.4 | $ 841.6 |
| **Income before income taxes** | | | |
| Segment operating profit: | | | |
| JBT FoodTech | $ 42.3 | $ 55.8 | $ 52.4 |
| JBT AeroTech | 36.0 | 28.6 | 27.2 |
| Total segment operating profit | 78.3 | 84.4 | 79.6 |
| Corporate items: | | | |
| Corporate expense (2) | (16.9) | (17.3) | (15.4) |
| Other expense, net (1) | (8.2) | - | (6.5) |
| Net interest expense | (6.4) | (7.8) | (8.8) |
| Total corporate items | (31.5) | (25.1) | (30.7) |
| **Income from continuing operations before income taxes** | 46.8 | 59.3 | 48.9 |
| Provision for income taxes | 16.0 | 21.4 | 16.1 |
| **Income from continuing operations** | 30.8 | 37.9 | 32.8 |
| Loss from discontinued operations, net of income taxes | (0.3) | (0.6) | - |
| **Net income** | $ 30.5 | $ 37.3 | $ 32.8 |

(1) Other revenue comprises certain gains and losses on derivatives related to foreign exchange exposure. Other expense, net, generally includes stock-based compensation, other employee benefits, LIFO adjustments, restructuring costs, foreign exchange gains and losses, and the impact of unusual or strategic transactions not representative of segment operations. Restructuring costs included in other expense, net were:

| (in millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| JBT FoodTech | $ 11.6 | $ 0.8 | $ 1.8 |
| JBT AeroTech | - | 2.9 | 2.1 |
| Total | $ 11.6 | $ 3.7 | $ 3.9 |

(2) Corporate expense primarily includes corporate staff expenses.

*Segment operating capital employed and segment assets*

| (In millions) | 2011 | 2010 |
|---|---|---|
| **Segment operating capital employed (1):** | | |
| JBT FoodTech | $ 205.0 | $ 194.9 |
| JBT AeroTech | 144.4 | 142.3 |
| Total segment operating capital employed | 349.4 | 337.2 |
| Segment liabilities included in total segment operating capital employed (2) | 208.6 | 213.2 |
| Corporate (3) | 34.2 | 31.8 |
| Total assets | $ 592.2 | $ 582.2 |
| **Segment assets:** | | |
| JBT FoodTech | $ 351.8 | $ 343.8 |
| JBT AeroTech | 206.8 | 207.3 |
| Intercompany eliminations | (0.6) | (0.7) |
| Total segment assets | 558.0 | 550.4 |
| Corporate (3) | 34.2 | 31.8 |
| Total assets | $ 592.2 | $ 582.2 |

(1) Management views segment operating capital employed, which consists of segment assets, net of its liabilities, as the primary measure of segment capital. Segment operating capital employed excludes debt, pension liabilities, restructuring reserves, income taxes and LIFO inventory reserves.

(2) Segment liabilities included in total segment operating capital employed consist of trade and other accounts payable, advance and progress payments, accrued payroll and other liabilities.

(3) Corporate includes cash, LIFO inventory reserves, restructuring reserves, deferred income tax balances, derivatives, investments, property, plant and equipment not associated with a specific segment and pension assets.

*Geographic segment information*

Geographic segment sales were identified based on the location where our products and services were delivered. Geographic segment long-lived assets include investments; property, plant and equipment, net; goodwill; intangible assets, net; and certain other non-current assets.

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Revenue (by location of customers): | | | |
| United States | $ 469.0 | $ 445.1 | $ 412.5 |
| All other countries | 486.8 | 435.3 | 429.1 |
| Total revenue | $ 955.8 | $ 880.4 | $ 841.6 |

| (In millions) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Long-lived assets: | | | |
| United States | $ 114.8 | $ 114.4 | $ 112.1 |
| Sweden | 20.1 | 20.1 | 20.0 |
| Brazil | 15.9 | 19.0 | 19.8 |
| All other countries | 36.5 | 39.5 | 41.9 |
| Total long-lived assets | $ 187.3 | $ 193.0 | $ 193.8 |

*Other business segment information*

| | Capital Expenditures | | | Depreciation and Amortization | | | Research and Development Expense | | |
|---|---|---|---|---|---|---|---|---|---|
| (In millions) | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 |
| JBT FoodTech | $ 18.8 | $ 19.5 | $ 17.9 | $ 20.6 | $ 19.1 | $ 19.0 | $ 10.7 | $ 11.4 | $ 10.1 |
| JBT AeroTech | 1.3 | 1.0 | 1.4 | 2.6 | 2.9 | 2.9 | 7.8 | 6.1 | 7.0 |
| Corporate | 0.7 | 3.8 | 0.5 | 0.9 | 0.9 | 0.7 | - | - | - |
| Total | $ 20.8 | $ 24.3 | $ 19.8 | $ 24.1 | $ 22.9 | $ 22.6 | $ 18.5 | $ 17.5 | $ 17.1 |

## NOTE 15. QUARTERLY INFORMATION (UNAUDITED)

| (In millions, except per share data and common stock prices) | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| | 4th Qtr. | 3rd Qtr. | 2nd Qtr. | 1st Qtr. | 4th Qtr. | 3rd Qtr. | 2nd Qtr. | 1st Qtr. |
| Revenue | $ 271.5 | $ 230.3 | $ 252.5 | $ 201.5 | $ 286.6 | $ 216.5 | $ 208.3 | $ 169.0 |
| Cost of sales | 206.4 | 173.0 | 192.5 | 149.3 | 210.4 | 160.3 | 153.9 | 121.2 |
| Income from continuing operations | 7.4 | 8.1 | 10.4 | 4.9 | 16.4 | 9.4 | 8.2 | 3.9 |
| (Loss) income from discontinued operations, net of tax | (0.2) | - | (0.1) | - | (0.6) | - | (0.1) | 0.1 |
| Net income | $ 7.2 | $ 8.1 | $ 10.3 | $ 4.9 | $ 15.8 | $ 9.4 | $ 8.1 | $ 4.0 |
| Basic earnings per share: | | | | | | | | |
| Income from continuing operations | $ 0.26 | $ 0.28 | $ 0.36 | $ 0.17 | $ 0.58 | $ 0.33 | $ 0.29 | $ 0.14 |
| Loss from discontinued operations, net of tax | (0.01) | - | - | - | (0.02) | - | - | - |
| Net income | $ 0.25 | $ 0.28 | $ 0.36 | $ 0.17 | $ 0.56 | $ 0.33 | $ 0.29 | $ 0.14 |
| Diluted earnings per share: | | | | | | | | |
| Income from continuing operations | $ 0.25 | $ 0.28 | $ 0.35 | $ 0.17 | $ 0.56 | $ 0.32 | $ 0.28 | $ 0.14 |
| Loss from discontinued operations, net of tax | - | (0.01) | - | - | (0.02) | - | - | - |
| Net income | $ 0.25 | $ 0.27 | $ 0.35 | $ 0.17 | $ 0.54 | $ 0.32 | $ 0.28 | $ 0.14 |
| Dividends declared per share | $ 0.07 | $ 0.07 | $ 0.07 | $ 0.07 | $ 0.07 | $ 0.07 | $ 0.07 | $ 0.07 |
| Weighted average shares outstanding | | | | | | | | |
| Basic (1) | 28.8 | 28.8 | 28.8 | 28.7 | 28.3 | 28.3 | 28.2 | 28.2 |
| Diluted (1) | 29.4 | 29.4 | 29.3 | 29.2 | 29.3 | 29.2 | 29.1 | 29.0 |
| Common stock price | | | | | | | | |
| High | $ 16.97 | $ 19.47 | $ 20.29 | $ 20.19 | $ 20.78 | $ 16.62 | $ 19.11 | $ 18.49 |
| Low | $ 13.35 | $ 13.50 | $ 17.60 | $ 17.28 | $ 16.07 | $ 14.35 | $ 15.12 | $ 15.41 |

(1) Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the annual total.

## NOTE 16. SUBSEQUENT EVENTS

On February 28, 2012, the Board of Directors approved a quarterly cash dividend of $0.07 per share of outstanding common stock. The dividend will be paid on March 28, 2012 to stockholders of record at the close of business on March 14, 2012.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
John Bean Technologies Corporation:

Under the date of March 8, 2012, we reported on the consolidated balance sheets of John Bean Technologies Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, which are included in the annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule, Schedule II – Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois
March 8, 2012

## Schedule II—Valuation and Qualifying Accounts

(In thousands)

| Description | Balance at beginning of period | Additions: charged to costs and expenses | Additions: charged to other accounts (a) | Deductions and other (b) | Balance at end of period |
|---|---|---|---|---|---|
| **Year ended December 31, 2009:** | | | | | |
| Allowance for doubtful accounts | $ 5,042 | $ 1,490 | $ 175 | $ 1,629 | $ 5,078 |
| Valuation allowance for deferred tax asset | $ 3,179 | $ - | $ - | $ 1,091 | $ 2,088 |
| **Year ended December 31, 2010:** | | | | | |
| Allowance for doubtful accounts | $ 5,078 | $ 984 | $ (79) | $ 1,180 | $ 4,803 |
| Valuation allowance for deferred tax asset | $ 2,088 | $ 221 | $ - | $ 281 | $ 2,028 |
| **Year ended December 31, 2011:** | | | | | |
| Allowance for doubtful accounts | $ 4,803 | $ 1,797 | $ - | $ 2,319 | $ 4,281 |
| Valuation allowance for deferred tax asset | $ 2,028 | $ - | $ - | $ 1,249 | $ 779 |

(a) – "Additions charged to other accounts" includes translation adjustments and allowances acquired through business combinations.

(b) – "Deductions and other" includes translation adjustments, write-offs, net of recoveries, and reductions in the allowances credited to expense.

See accompanying Report of Independent Registered Public Accounting Firm.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

(a) ***Disclosure Controls and Procedures***
As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

(b) ***Management's Annual Report on Internal Control over Financial Reporting***
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of December 31, 2011.

***Attestation Report of the Registered Public Accounting Firm***
KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

(c) ***Changes in Internal Control over Financial Reporting***
There were no changes in our internal control over financial reporting identified during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
John Bean Technologies Corporation:

We have audited John Bean Technologies Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). John Bean Technologies Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting in Item 9A: Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, John Bean Technologies Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of John Bean Technologies Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 8, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chicago, Illinois
March 8, 2012

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have a code of ethics entitled the "Code of Business Conduct and Ethics" that applies to our employees, including our principal executive and financial officers (including our principal executive officer, principal financial officer and principal accounting officer) as well as our directors. A copy of our Code of Business Conduct and Ethics may be found on our website at www.jbtcorporation.com under "Investor Relations – Corporate Governance" and is available in print to stockholders without charge by submitting a request to the Deputy General Counsel and Secretary of JBT Corporation, 70 West Madison Street, Suite 4400, Chicago, Illinois 60602.

We also elect to disclose the information required by Form 8-K, Item 5.05, "Amendments to the registrant's code of ethics, or waiver of a provision of the code of ethics," through our website, and such information will remain available on our website for at least a twelve-month period.

Information regarding our executive officers is presented in the section entitled "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

Other information required by this Item can be found in the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

Information required by this item can be found in the sections entitled "Director Compensation," "Compensation Committee Interlocks and Insider Participation in Compensation Decisions" and "Executive Compensation" of the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item can be found in the sections entitled "Security Ownership of John Bean Technologies Corporation" of the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item can be found in the sections entitled "Transactions with Related Persons" and "Director Independence" of the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item can be found in the section entitled "Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement for our 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. Financial Statements: The consolidated financial statements required to be filed in this Annual Report on Form 10-K are listed below and appear on pages 37 through 58 herein:

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



2. Financial Statement Schedule: Schedule II—Valuation and Qualifying Accounts is included in this Annual Report on Form 10-K on page 60. All other schedules are omitted because of the absence of conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto in Item 8 of this Annual Report on Form 10-K.

3. Exhibits:

See Index of Exhibits below for a list of the exhibits being filed or furnished with or incorporated by reference to this Annual Report on Form 10-K.

### INDEX OF EXHIBITS

| Exhibit Number | Exhibit Description |
|---|---|
| 2.1 | Separation and Distribution Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation ("JBT Corporation"), incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 2.1A | Amendment to Separation and Distribution Agreement between FMC Technologies, Inc. and John Bean Technologies Corporation, incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on November 4, 2010. |
| 3.1 | Amended and Restated Certificate of Incorporation of JBT Corporation, incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-K filed with the SEC on March 11, 2009. |
| 3.2 | Certificate of Designations of Series A Junior Participating Preferred Stock of JBT Corporation, incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 3.3 | Amended and Restated By-Laws of JBT Corporation, incorporated by reference to Exhibit 3.3 to our Annual Report on Form 10-K filed with the SEC on March 11, 2009. |
| 3.4 | First Amendment to Amended and Restated By-Laws of JBT Corporation, incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009. |
| 4.1 | Specimen common stock certificate of JBT Corporation, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to our Form 10 filed with the SEC on July 14, 2008. |
| 4.2 | Rights Agreement between JBT Corporation and National City Bank, as rights agent, incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 4.3 | Note Purchase Agreement between JBT Corporation, incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.1 | Credit Agreement, incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |

| | |
|---|---|
| 10.2 | Tax Sharing Agreement between JBT Corporation and FMC Technologies, Inc. incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.3 | Trademark License Agreement between JBT Corporation and FMC Technologies, Inc., incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.4 | Trademark Assignment and Coexistence Agreement between JBT Corporation and FMC Technologies, Inc., incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5 | John Bean Technologies Corporation Incentive Compensation and Stock Plan, incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5A | Form of Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.4A to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5B | Form of [International] Nonqualified Stock Option Agreement, incorporated by reference to Exhibit 10.4B to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5C | Form of Long-Term Incentive Performance Share Restricted Stock Agreement, incorporated by reference to Exhibit 10.4C to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5D | Form of Key Managers Restricted Stock Agreement, incorporated by reference to Exhibit 10.4D to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5E | Form of Restricted Stock Agreement for Non-Employee Directors, incorporated by reference to Exhibit 10.4E to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5F | Form of Performance Units Award Agreement, incorporated by reference to Exhibit 10.4F to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5G | Form of Long-Term Incentive Restricted Stock Agreement, incorporated by reference to Exhibit 10.4G to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.5H | Form of Long-Term Incentive Restricted Stock Unit Agreement. |
| 10.5I | Form of Long-Term Incentive Performance Share Restricted Stock Unit Agreement. |
| 10.6 | Amendment No. 1 to John Bean Technologies Corporation Incentive Compensation and Stock Plan, incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 14, 2008. |
| 10.6A | Amendment No. 2 to John Bean Technologies Corporation Incentive Compensation and Stock Plan, incorporated by reference to Exhibit 10.6A to our Current Report on Form 8-K filed with the SEC on March 1, 2010. |
| 10.7 | JBT Corporation Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.7A | First Amendment of JBT Corporation Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 18, 2009. |
| 10.7B | Second Amendment of JBT Corporation Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009. |
| 10.8 | International Non-Qualified Savings and Investment Plan, incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.9 | JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed with the SEC on August 6, 2008. |
| 10.9A | First Amendment of JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 15, 2009. |
| 10.9B | Second Amendment of JBT Corporation Salaried Employees' Equivalent Retirement Plan, incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009. |
| 10.10 | Form of JBT Corporation Executive Severance Agreement, incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed with the SEC on March 11, 2009. |

| | |
|---|---|
| 10.10A | Form of Amended and Restated JBT Corporation Executive Severance Agreement, incorporated by reference to Exhibit 10.1 to our Form 8-K filed with the SEC on December 21, 2011. |
| 10.11 | JBT Corporation Employees' Retirement Program - Part I Salaried and Nonunion Hourly Employees Retirement Program and Part II Union Hourly Employees' Retirement Plan, incorporated by reference to Exhibit 10.5 to Amendment No. 3 to our Form 10/A filed with the SEC on July 3, 2008. |
| 10.11A | First Amendment of JBT Corporation Employees' Retirement Program - Part I Salaried and Nonunion Hourly Employees Retirement Program, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 15, 2009. |
| 10.11B | Second Amendment of JBT Corporation Employees' Retirement Program - Part I Salaried and Nonunion Hourly Employees Retirement Plan, incorporated by reference to Exhibit 10.11B to our Annual Report on Form 10-K filed with the SEC on March 4, 2010. |
| 10.11C | First Amendment of JBT Corporation Employees' Retirement Program – Part II Union Hourly Employees Retirement Plan, incorporated by reference to Exhibit 10.11C to our Annual Report on Form 10-K filed with the SEC on March 4, 2010. |
| 10.11D | Second Amendment of JBT Corporation Employees' Retirement Program – Part II Union Hourly Employees Retirement Plan, incorporated by reference to Exhibit 10.11D to our Quarterly Report on Form 10-Q filed with the SEC on November 3, 2011. |
| 10.11E | Third Amendment of JBT Corporation Employees' Retirement Program – Part II Union Hourly Employees Retirement Plan, incorporated by reference to Exhibit 10.11E to our Quarterly Report on Form 10-Q filed with the SEC on November 3, 2011. |
| 10.12 | JBT Corporation Savings and Investment Plan, incorporated by reference to Exhibit 10.6 to Amendment No. 3 to our Form 10/A filed with the SEC on July 3, 2008. |
| 10.12A | First Amendment of JBT Corporation Savings and Investment Plan, incorporated by reference to Exhibit 10.6.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2009. |
| 10.12B | Second Amendment of JBT Corporation Savings and Investment Plan, incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on September 15, 2009. |
| 10.12C | Third Amendment of JBT Corporation Savings and Investment Plan, incorporated by reference to Exhibit 10.12A to our Annual Report on Form 10-K filed with the SEC on March 4, 2010. |
| 10.12D | Fourth Amendment of JBT Corporation Savings and Investment Plan, incorporated by reference to Exhibit 10.12D to our Annual Report on Form 10-K filed with the SEC on March 4, 2010. |
| 10.12E | Fifth Amendment of JBT Corporation Savings and Investment Plan. |
| 10.14 | Executive Severance Plan, incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K filed with the SEC on March 4, 2010. |
| 21.1* | List of Subsidiaries of JBT Corporation. |
| 23.1* | Consent of Independent Registered Public Accounting Firm. |
| 31.1* | Certification of Principal Executive Officer Pursuant to Rule 13a-14(a). |
| 31.2* | Certification of Principal Financial Officer Pursuant to Rule 13a-14(a). |
| 32.1* | Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2* | Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 101*+ | The following materials from John Bean Technologies Corporation's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements. |

* Filed herewith

\+ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

John Bean Technologies Corporation
(Registrant)

By: /s/ CHARLES H. CANNON, JR.
Charles H. Cannon, Jr.
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 8, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ CHARLES H. CANNON, JR.<br>Charles H. Cannon, Jr. | President, Chief Executive Officer, Chairman and Director (Principal Executive Officer) | March 8, 2012 |
| /s/ RONALD D. MAMBU<br>Ronald D. Mambu | Vice President and Chief Financial Officer (Principal Financial Officer) | March 8, 2012 |
| /s/ MEGAN J. DONNELLY<br>Megan J. Donnelly | Chief Accounting Officer (Principal Accounting Officer) | March 8, 2012 |
| /s/ C. MAURY DEVINE<br>C. Maury Devine | Director | March 8, 2012 |
| /s/ ALAN D. FELDMAN<br>Alan D. Feldman | Director | March 8, 2012 |
| /s/ JAMES E. GOODWIN<br>James E. Goodwin | Director | March 8, 2012 |
| /s/ POLLY B. KAWALEK<br>Polly B. Kawalek | Director | March 8, 2012 |
| /s/ JAMES M. RINGLER<br>James M. Ringler | Director | March 8, 2012 |
| /s/ JAMES R. THOMPSON<br>James R. Thompson | Director | March 8, 2012 |
| /s/ EDWARD L. DOHENY, II<br>Edward L. Doheny, II | Director | March 8, 2012 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Executive Officers

**Charles H. Cannon, Jr.**
Chairman, Chief Executive Officer and President

**Ronald D. Mambu**
Vice President, Chief Financial Officer and Controller

**Torbjörn Arvidsson**
Vice President and Division Manager, Food Solutions and Services

**Steven R. Smith**
Vice President and Division Manager, Food Processing Systems

**John Lee**
Vice President and Division Manager, JBT AeroTech

**Juan C. Podestá**
Vice President, Corporate Planning and Development

**Kenneth C. Dunn**
Vice President and General Counsel

**Mark K. Montague**
Vice President, Human Resources

**Megan J. Donnelly**
Chief Accounting Officer

## Corporate Office

John Bean Technologies Corporation
70 West Madison Street
Suite 4400
Chicago, Illinois 60602
+1.312.861.5900

## Investor Relations

John Bean Technologies Corporation
Investor Relations
Debarshi Sengupta
70 West Madison Street
Suite 4400
Chicago, Illinois 60602
+1.312.861.6933
ir.jbtcorporation.com

## Annual Meeting

The Annual Meeting will be held at 9:30am CDT on Thursday, May 17, 2012 at Hamburger University Learning and Training Center, McDonald's Campus, 2715 Jorie Boulevard, Oak Brook, IL 60523. Notice of the meeting, together with proxy materials, will be mailed to stockholders in advance of the meeting.

## Form 10-K

A copy of the company's 2011 Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available at ir.jbtcorporation.com or upon written request to:

JBT Corporation
Corporate Communications
70 West Madison Street
Suite 4400
Chicago, Illinois 60602

However, certain information required under Parts II and III of the company's 2011 Annual Report on Form 10-K has been incorporated by reference from the company's Proxy Statement for its 2012 Annual Meeting of Stockholders.

JBT Corporation was originally incorporated as Frigoscandia, Inc. in the State of Delaware in May 1994.

## Stock Exchange

JBT Corporation is listed on the New York Stock Exchange under the symbol JBT.

## Auditors

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

## Stock Transfer Agent

Address stockholder inquiries, including requests for stock transfers, to:

First Class/Registered/Certified Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
United States of America

Courier Services:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
United States of America

Shareholder Services:

+1.800.622.6757 (toll free within the United States, Canada and Puerto Rico); +1.781.575.4735 (international direct dial)

Investor Centre™ portal:

www.computershare.com/investor

## Additional Information

Additional information about JBT Corporation, including news and financial data, is available by visiting the company's website: www.jbtcorporation.com

An email alert service is available by request under the Investor Relations section of the website. This service will provide an automatic alert, via email, each time a news release is posted to the site or a new filing is made with the U.S. Securities and Exchange Commission.

Information may also be obtained by writing to Corporate Communications in Chicago, IL.

This report is printed on paper certified by Green Seal and manufactured entirely with nonpolluting wind energy. Mohawk Options contains 30% Post Consumer Waste and is FSC-certified. Printing was done using soy-based inks at a FSC Certified printing plant audited as a low VOC site that recycles all spent materials.

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70 West Madison Street
Suite 4400
Chicago, IL 60602
www.jbtcorporation.com